Form 10-K, Exhibit 13
period 1994-12-31
BWC FINANCIAL CORP
filed 1995-03-23
CIK 353650

 BWC FINANCIAL CORP
CONSOLIDATED BALANCE SHEETS
                                                                                       December 31
ASSETS                                                                                1994           1993
Cash and Due From Banks                                                        $8,552,000     $5,161,000
Federal Funds Sold                                                              3,300,000      3,965,000
Other Short Term Investments                                                    3,018,000            --
                    Total Cash and Cash Equivalents                            14,870,000      9,126,000

Investment Securities:
     Available for Sale                                                        17,419,000            --
     Held to Maturity (approximate market value
        of $10,982,000 in 1994 and $23,142,000 in 1993)                        11,335,000     22,974,000
Loans, Net of Allowance for Credit Losses of $1,498,000
     in 1994 and $1,418,000 in 1993.                                           86,411,000     80,916,000
Bank Premises and Equipment, Net                                                  993,000        935,000
Interest Receivable and Other Assets                                            2,116,000      1,466,000

                    Total Assets                                             $133,144,000   $115,417,000

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
     Noninterest-bearing                                                      $27,340,000    $22,355,000
      Interest-bearing:
          Money Market Accounts                                                37,062,000     45,051,000
          Savings and NOW Accounts                                             24,681,000     17,692,000
          Time Deposits:
               Under $100,000                                                  16,862,000     10,909,000
               $100,000 or more                                                14,027,000      7,159,000
               Total Interest-bearing                                          92,632,000     80,811,000

                    Total Deposits                                            119,972,000    103,166,000
Interest Payable and Other Liabilities                                            529,000        437,000

                    Total Liabilities                                         120,501,000    103,603,000

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)
SHAREHOLDERS' EQUITY
Preferred Stock, no par value:
       5,000,000 shares authorized, none outstanding.                                 --             --
Common Stock, no par value:
       25,000,000 shares authorized; issued and outstanding -
        830,737 shares in 1994 and 831,634 in 1993.                             9,026,000      9,061,000
Retained Earnings                                                               3,927,000      2,753,000
Capital adjustment on available for sale securities                              (310,000)           --
                    Total Shareholders' Equity                                 12,643,000     11,814,000
                    Total Liabilities and
                         Shareholders' Equity                                $133,144,000   $115,417,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
CONSOLIDATED STATEMENTS OF INCOME
                                                                           For the Year Ended December 31,
                                                                       1994           1993           1992
INTEREST INCOME
     Loans, Including Fees                                      $8,293,000     $7,338,000     $7,118,000
     Investment Securities:
          Taxable                                                  744,000        684,000        841,000
          Non-taxable                                              375,000        341,000        168,000
     Federal Funds Sold                                            185,000         95,000        105,000
     Other Short Term Investments                                   76,000            --             --
                Total Interest Income                            9,673,000      8,458,000      8,232,000

INTEREST EXPENSE
       Deposits                                                  2,545,000      2,331,000      2,791,000
       Federal Funds Purchased                                       2,000          2,000          1,000
                 Total Interest Expense                          2,547,000      2,333,000      2,792,000

NET INTEREST INCOME                                              7,126,000      6,125,000      5,440,000
PROVISION FOR CREDIT LOSSES                                        255,000        120,000            --

NET INTEREST INCOME AFTER PROVISION
       FOR CREDIT LOSSES                                         6,871,000      6,005,000      5,440,000

NONINTEREST INCOME
       Service Charges on Deposit Accounts                         391,000        378,000        399,000
       Investment Securities Gains, Net                              5,000         19,000        169,000
       Other                                                       255,000        219,000        260,000
                Total Noninterest Income                           651,000        616,000        828,000

NONINTEREST EXPENSE
       Salaries and Related Benefits                             2,903,000      2,602,000      2,319,000
       Occupancy                                                   683,000        589,000        584,000
       Furniture and Equipment                                     452,000        381,000        368,000
       Other                                                     1,829,000      1,825,000      1,671,000
                Total Noninterest Expense                        5,867,000      5,397,000      4,942,000

INCOME BEFORE INCOME TAXES                                       1,655,000      1,224,000      1,326,000
PROVISION FOR INCOME TAXES                                         481,000        377,000        516,000

NET INCOME                                                      $1,174,000       $847,000       $810,000
NET INCOME PER COMMON AND COMMON
        EQUIVALENT SHARE                                             $1.33          $1.00          $0.96
Average common and common equivalent shares                        884,898        846,692        840,301

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 1994, 1993 and 1992
                                                                                                    Capital
                                                               Number       Common     Retained  Adjustment
                                                            of Shares        Stock     Earnings on Securitie         Total
Balance, January 1, 1992                                       752,865  $8,405,000   $1,764,000         --     $10,169,000

Net Income for 1992                                               --           --       810,000         --         810,000
Common Stock Purchased by the
     Defined Contribution Plan at
     $11.31 per share                                            4,960      56,000          --          --          56,000

Balance, December 31, 1992                                     757,825   8,461,000    2,574,000        --       11,035,000

Net Income for 1993                                               --           --       847,000         --         847,000
10% Stock Dividend, Including
      Payment of fractional shares                              75,931    $666,000     (668,000)        --          (2,000)
Common Stock Purchased by the
      Defined Contribution Plan at
      $8.00 to $9.00 per share                                   6,036      52,000          --          --          52,000
Stock Options Exercised at $5.08
      to $5.64 per share                                         9,742      52,000          --          --          52,000
Repurchase of shares by the Corporation
      at $9.25 to $9.60 per share                             (17,900)    (170,000)         --          --        (170,000)

Balance, December 31, 1993                                     831,634    9,061,000    2,753,000        --       11,814,000

Net Income for 1994                                               --           --     1,174,000         --       1,174,000
Common Stock Purchased by the
     Defined Contribution Plan at $8.77 per share               10,103      88,000          --          --          88,000
Repurchase of shares by the Corporation
     at $10.38 to $12.25 per share                            (11,000)    (123,000)         --          --        (123,000)
Capital adjustment on available for sale securities               --           --                  (310,000)      (310,000)

Balance, December 31, 1994                                     830,737  $9,026,000   $3,927,000   ($310,000)   $12,643,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                   For the Year Ended December 31,
                                                                 1994           1993           1992
OPERATING ACTIVITIES:
Net Income                                                 $1,174,000       $847,000       $810,000
Adjustments to reconcile net income to
  net cash provided (used):
Amortization of loan fees                                    (830,000)    (1,049,000)      (835,000)
Provision for credit losses                                   255,000        120,000            --
Depreciation and amortization                                 302,000        283,000        258,000
Gain on sale of securities available for sale                  (5,000)       (19,000)      (169,000)
Deferred income taxes                                        (125,000)       (27,000)       (90,000)
Decrease (increase) in accrued interest
    receivable and other assets                              (650,000)      (177,000)       272,000
Increase (decrease) in accrued interest
     payable and other liabilities                            364,000       (110,000)      (386,000)
    Net Cash Provided (Used) by Operating Activities          485,000       (132,000)      (140,000)

INVESTING ACTIVITIES:

Proceeds from the maturities of investment securities       9,794,000      7,516,000      5,955,000
Proceeds from the sales of available-for-sale
  investment securities                                     4,995,000      4,032,000      7,063,000
Purchase of investment securities                         (21,021,000)   (12,226,000)   (14,420,000)
Loans originated, net of collections                       (4,920,000)    (8,254,000)    (5,163,000)
Purchase of bank premises and equipment                      (360,000)      (330,000)      (129,000)
Net (increase)/decrease in investment in
  real estate developments                                        --       1,297,000        (92,000)
    Net Cash Provided(Used) by Investing Activities       (11,512,000)    (7,965,000)    (6,786,000)

FINANCING ACTIVITIES:

Net increase in deposits                                   16,806,000      6,265,000      9,833,000
Proceeds from issuance of common stock                         88,000        104,000         56,000
Cash paid for the repurchase of common stock                 (123,000)      (170,000)           --
Cash paid in lieu of fractional shares                            --          (2,000)           --
    Net Cash Provided(Used) by Financing Activities        16,771,000      6,197,000      9,889,000


CASH AND CASH EQUIVALENTS:

Increase (decrease) in cash and cash equivalents            5,744,000     (1,900,000)     2,963,000
Cash and cash equivalents at beginning of year              9,126,000     11,026,000      8,063,000
    Cash and Cash Equivalents at end of year              $14,870,000     $9,126,000    $11,026,000

ADDITIONAL CASH FLOW INFORMATION:
Interest Paid                                              $2,345,000     $2,494,000     $3,052,000

Income Taxes Paid                                            $630,000       $263,000       $553,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of BWC Financial Corp. (the
"Corporation") and its subsidiaries, Bank of Walnut Creek (the "Bank"), and BWC Real Estate (see Note 6), conform with generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant accounting policies.

BASIS OF PRESENTATION The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND DUE FROM BANKS includes balances with the Federal Reserve. The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve, based primarily on the Bank's average daily deposit balances. At December 31, 1994, the Bank had balances with the Federal Reserve of $491,000 as compared to $271,000 at December 31, 1993.

INVESTMENT SECURITIES As of January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115 (FASB 115), "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that investments in debt and equity securities be classified as "held-to-maturity," "trading" or "available-for-sale." It requires that investments classified as held-to-maturity be reported at amortized cost, that investments classified as trading be reported at fair value with unrealized gains and losses included in earnings and that investments classified as available-for-sale be reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders' equity.

Amortization and accretion are included in interest income while gains and losses on disposition are included in noninterest income and are determined using the specific identification method.

The Corporation's policy of carrying investment securities as held-to-maturity is based upon its ability to hold such securities to maturity and management's current intent to hold such securities for the foreseeable future.

As of January 1, 1994, securities with an amortized cost of $10,364,000 and a market value of $10,487,000 were classified as held-to-maturity. Securities with an amortized cost of $12,609,000 and a market value of $12,654,000 were classified as available-for-sale. The effect of adopting FASB 115 was to recognize an unrealized gain of $31,000 as an increase (net of tax) in shareholders' equity. As of December 31, 1994, the Corporation's assets reflect a decrease of $457,000 and its equity capital reflected an unrealized loss (net of tax) of $310,000.

LOANS are stated at the principal amount outstanding. Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past-due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When a loan is placed on nonaccrual status, any accrued but uncollected interest is reversed from current income. Loan origination fees are deferred and amortized as yield adjustments over the contractual lives of the underlying loans.

ALLOWANCE FOR CREDIT LOSSES is based upon estimates of potential credit losses and is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate and other conditions to determine the adequacy of the allowance. The allowance is based on estimates, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in the periods in which they become known.

PREMISES AND EQUIPMENT consists of leasehold improvements, furniture and equipment and are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of furniture and equipment, primarily from five to fifteen years. Leasehold improvements are amortized over the terms of the leases or their estimated useful lives, whichever is shorter.

INCOME TAXES The Corporation files consolidated income tax returns which include both the parent company and its subsidiaries. The parent company reimburses the Bank for allocations of tax liabilities or benefits as determined by the parent company. Deferred income taxes are recorded for all significant income and expense items recognized in different periods for financial reporting and income tax purposes.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per share amounts reflect the 10% stock dividend paid on April 15, 1993.

LETTERS OF CREDIT AND COMMITMENTS TO EXTEND CREDIT are extended based upon evaluations of customer credit worthiness. The amount of collateral obtained is based upon these evaluations. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Standby letters of credit and commitments to extend credit generally have fixed expiration dates or other termination clauses. Because many of the standby letters of credit and commitments to extend credit are expected to expire without being drawn upon, total guarantee and commitment amounts do not necessarily represent future cash requirements.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa and Alameda, California. The Bank has a diversified loan portfolio which is not dependent on any industry or group of customers.

STATEMENT OF CASH FLOWS For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.


PENDING FINANCIAL ACCOUNTING PRONOUNCEMENTS. Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 as amended by No. 118, Accounting by Creditors for Impairment of a Loan. The Corporation plans on adopting this statement effective January 1, 1995. The Corporation does not expect that the adopting of the accounting prescribed by this statement will have a material impact on its financial position or results of operations.

NOTE 2: INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31 follows:
                                                                      1994
                                                                     Gross
                                                  Amortized     Unrealized         Market
                                                       Cost         Losses          value
Available-for-sale
U.S. Treasury Securities                        $13,636,000      ($284,000)   $13,352,000
Secutities of U.S. Government Agencies            4,239,000       (172,000)     4,067,000
     Total                                       17,875,000       (456,000)    17,419,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                  11,335,000       (353,000)   $10,982,000
     Total Investment Securities                $29,210,000      ($809,000)   $28,401,000

                                                                      1993
                                                                     Gross
                                                  Amortized     Unrealized         Market
                                                       Cost          Gains          value
Held-to-maturity
U.S. Treasury Securities                        $12,610,000        $45,000    $12,655,000
Obligations of State and Political
   Subdivisions                                  10,364,000        123,000     10,487,000
          Total                                 $22,974,000       $168,000    $23,142,000

In 1994 and 1993, the Bank received proceeds from sale of investment securities of
$4,995,000 and $4,103,000, respectively, and gains included in other noninterest income totaled $5,000 and $19,000 respectively.  There were no sales of held-to-maturity securities in 1994.

The maturities of the investment security portfolio at December 31, 1994 follows:

                                                      Held-to-maturity
                                                  Amortized         Market
                                                       Cost          Value
Within one year                                  $6,310,000     $6,062,000
After one but within five years                   5,025,000      4,920,000
     Total                                      $11,335,000    $10,982,000

                                                  Available-for-sale
                                                  Amortized         Market
                                                       Cost          Value
Within one year                                  $4,488,000     $4,356,000
After one but within five years                  13,387,000     13,063,000
     Total                                      $17,875,000    $17,419,000

At December 31, 1994 and 1993, securities with an approximate book value of $6,985,000 and
$7,462,000 respectively, were pledged to secure public deposits.

NOTE 3: LOANS

The majority of the Bank's loans are to customers in Contra Costa County and surrounding areas.
Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type were:
                                                                                   December 31
                                                                              1994              1993
Real Estate Construction                                               $17,904,000       $22,461,000
Real Estate Mortgages                                                   14,150,000        11,445,000
Commercial                                                              28,538,000        22,810,000
Installment                                                             27,317,000        25,618,000

     TOTAL                                                              87,909,000        82,334,000
Less: Allowance for Credit Losses                                       (1,498,000)       (1,418,000)

     NET LOANS                                                         $86,411,000       $80,916,000

The following table provides further information on past due and nonaccrual loans.

                                                                                  December 31
                                                                              1994              1993
Loans Past Due 90 Days or More, still accruing interest                    $14,000               --
Nonaccrual Loans                                                           533,000          $755,000

     TOTAL                                                                $547,000          $755,000

As of December 31, 1994 and 1993, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income during 1994 remains uncollected.  Interest foregone on nonaccrual loans was approximately $73,000 in 1994, $52,000 in 1993, and $26,000 in 1992.

NOTE 4:  ALLOWANCES FOR CREDIT LOSSES
                                                              For the Year Ended December 31
                                                            1994           1993           1992
Total loans outstanding at end of period, before
     deducting allowance for credit losses           $87,909,000    $82,334,000    $73,235,000
Average total loans outstanding during period        $85,893,000    $79,270,000    $71,905,000

Analysis of the allowance for credit losses:

Beginning Balance                                     $1,418,000     $1,502,000     $1,602,000

Charge-offs:
     Real Estate Construction                                --             --          90,000
     Real Estate Mortgages                               140,000            --             --
     Commercial                                            6,000        109,000         30,000
     Installment                                          84,000        162,000        108,000

          TOTAL CHARGE-OFFS                              230,000        271,000        228,000

Recoveries:
     Real Estate Construction                                --             --          65,000
     Commercial                                           17,000         59,000         46,000
     Installment                                          38,000          8,000         17,000

          TOTAL RECOVERIES                                55,000         67,000        128,000

          NET CHARGE-OFFS                                175,000        204,000        100,000

Provisions charged to operating expense                  255,000        120,000            --

Ending Balance                                        $1,498,000     $1,418,000     $1,502,000

Ratio of net charge-offs to average
     total loans                                            0.20%          0.26%          0.14%

Ratio of allowance for credit losses
     to total loans at end of period                        1.70%          1.72%          2.05%

NOTE 5:  PREMISES AND EQUIPMENT
A summary of premises and equipment follows:
                                                                    December 31
                                                                 1994           1993
Leasehold Improvements                                       $562,000       $567,000
Furniture and Equipment                                     2,184,000      2,208,000
                                                            2,746,000      2,775,000

Accumulated Depreciation and Amortization                  (1,753,000)    (1,840,000)

Premises and Equipment, Net                                  $993,000       $935,000

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $302,000 in 1994, $283,000 in 1993, and $258,000 in 1992.

NOTE 6:  INVESTMENT IN BWC REAL ESTATE


In September 1994, the Corporation created a subsidiary called BWC Real Estate, which was formed to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. BWC Real Estate owns 51% of this joint venture. The business purpose of BWC Mortgage Services is the origination and placement of long term financing for real estate mortgages.

NOTE 7:  INCOME TAXES

The provisions for income taxes in 1994, 1993, and 1992 consist of the following:

                                                  1994           1993           1992
CURRENT
  Federal                                     $392,000       $264,000       $439,000
  State                                        214,000        140,000        167,000
    TOTAL CURRENT                              606,000        404,000        606,000

DEFERRED
  Federal                                      (93,000)       (15,000)       (75,000)
  State                                        (32,000)       (12,000)       (15,000)
    TOTAL DEFERRED                            (125,000)       (27,000)       (90,000)

      TOTAL                                   $481,000       $377,000       $516,000

The tax effects of timing differences are as follows:

                                                  1994           1993           1992
Depreciation and amortization                 ($14,000)       $13,000        $27,000
Loss provision for credit losses               (46,000)        26,000              -
Equipment lease financing income               (45,000)       (57,000)       (67,000)
State franchise taxes                          (19,000)         8,000        (17,000)
Other, net                                      (1,000)       (17,000)       (33,000)

      TOTAL                                  ($125,000)      ($27,000)      ($90,000)

The components of the net deferred tax assets of the Bank as of December 31, 1994 and 1993 were as follows:

Deferred Tax Assets:
                                                  1994           1993
  Allowance for credit losses                 $559,000        550,000
  Employee benefits and other                  100,000         71,000
  FASB 115 deferred tax asset                  146,000            --
  State taxes                                   66,000         51,000
    Total deferred tax assets                  871,000        672,000

Deferred Tax Liabilities:
  Depreciation and other                       (76,000)       (86,000)
  Accretion and other                         (224,000)      (286,000)
    Total deferred tax liabilities            (300,000)      (372,000)

      Net deferred tax asset                  $571,000       $300,000

NOTE 7:  INCOME TAXES (Continued)

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for these differences are as follows:

                                                  1994           1993           1992
Provision based on the statutory
  Federal rate of 34%                         $563,000       $416,000       $451,000

Increases (reduction) in income taxes resulting from:
  State franchise taxes, net of
    Federal income tax benefit                 125,000         91,000         98,000
Non-taxable interest income                   (135,000)      (115,000)       (57,000)
Other                                          (72,000)       (15,000)        24,000

      TOTAL                                   $481,000       $377,000       $516,000

NOTE 8:  STOCK OPTION PLAN

The Corporation's stock option plan provides for the granting of options to key employees for the purchase of the Corporation's shares at a price not less than the fair market value on the date of grant.  Options expire ten years from the grant date, and vest over a five year period.  A summary of option activity follows:

                                               Number
                                             of Shares        Option Price Per Share
                                                                (Low)         (High)
Outstanding at January 1, 1992                   41,812         $5.08         $16.53

     Granted                                    152,350         $9.00         $10.00

Outstanding at December 31, 1992                194,162         $5.08         $16.53

     Exercised                                    9,742         $5.08          $5.64

Outstanding at December 31, 1993                184,420         $5.64         $16.53

Outstanding at December 31, 1994                184,420         $5.64         $16.53

At December 31, 1994, options for 116,716 shares were exercisable, and 81,400 shares were available for additional option grants under the Corporation's 1990 Stock Option
Plan (provides for the grant of both incentive and  non- qualified stock options).
The share and per-share amounts as of each December 31 above have been adjusted for stock dividends.

NOTE 9:  COMMITMENTS AND CONTINGENCIES

As of December 31, 1994, the approximate future minimum net rental payments under non-cancellable operating leases for premises were as follows:

                         Year                        Amount
                          1995                      $591,000
                          1996                       202,000
                          1997                       202,000
                          1998                       202,000
                          1999                       202,000
                   Thereafter                      1,456,000

                        Total                     $2,855,000

Rental expense for premises under operating leases included in occupancy expense was $419,000, $366,000, and $358,000, in 1994, 1993, and 1992,
respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 1994, the Bank had outstanding approximately $51,489,000 in undisbursed loan commitments and $367,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

NOTE 10:  DEFINED CONTRIBUTION PLAN


Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $84,000, $63,000, and $34,000 in 1994, 1993, and 1992. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

NOTE 11:  OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income is comprised of the following:

                                                       1994           1993           1992
Merchant Credit Card Servicing Fees                 $39,000        $28,000        $46,000
Documentation Fees                                   20,000         38,000         35,000
Equity Credit Annual Fees                            36,000         26,000         11,000
Other                                               160,000        127,000        168,000

TOTAL                                              $255,000       $219,000       $260,000

Other noninterest expense is comprised of the following:

                                                       1994           1993           1992
Data Processing                                    $208,000       $233,000       $325,000
Regulatory Fees                                     255,000        231,000        212,000
Professional Fees                                   247,000        265,000        208,000
Memberships/Conferences/
   Education/Business Development                   175,000        142,000        124,000
Telephone and Postage                               168,000        157,000        136,000
Advertising and Promotion                           160,000         73,000         76,000
Other                                               616,000        724,000        590,000

TOTAL                                            $1,829,000     $1,825,000     $1,671,000

NOTE 12:  RESTRICTIONS ON SUBSIDIARY TRANSACTIONS


The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank's net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank's retained earnings. Under these restrictions, $2,861,000 of the Bank's retained earnings were available for dividends at December 31, 1994.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholder's equity. Under these provisions, secured loans and advances to the Corporation were limited to $1,185,000 as of December 31, 1994. There were no such extensions of credit by the Bank in 1994 or 1993.

NOTE 13:  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

A summary of the financial statements of BWC Financial Corp. (parent company only) follows:
                                                                                      December 31
                                                                      1994                          1993
SUMMARY BALANCE SHEETS
ASSETS
Cash on Deposit with the Bank                                     $766,000                      $840,000
Investment in the Bank                                          11,851,000                    10,974,000
Investment in BWC Real Estate                                       26,000                           --

          TOTAL ASSETS                                         $12,643,000                   $11,814,000

SHAREHOLDERS' EQUITY
Common Stock                                                    $9,026,000                    $9,061,000
Retained Earnings                                                3,617,000                     2,753,000

          TOTAL SHAREHOLDERS' EQUITY                           $12,643,000                   $11,814,000

<CAPTON>
                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                      1994           1993           1992
SUMMARY STATEMENTS OF INCOME
Expenses - General and Administrative                              $14,000        $16,000        $12,000

Loss before income taxes and
     equity in undistributed net income
     of the Bank                                                   (14,000)       (16,000)       (12,000)
Income tax benefit                                                   6,000          5,000          5,000

Equity in undistributed net loss of BWC Real Estate                 (5,000)           --             --
Equity in undistributed net income of the Bank                   1,187,000        858,000        817,000

NET INCOME                                                      $1,174,000       $847,000       $810,000

NOTE 13 (Continued)

SUMMARY STATEMENTS OF CASH FLOWS
                                                                       FOR THE YEAR ENDED DECEMBER 31,
OPERATING ACTIVITIES:                                                 1994           1993           1992
Net Income                                                      $1,174,000       $847,000       $810,000
Adjustments to reconcile net income
     to net cash used by operating activities:
Equity in undistributed net income of the Bank                  (1,187,000)      (858,000)      (817,000)

          NET CASH USED BY
          OPERATING ACTIVITIES                                     (13,000)       (11,000)        (7,000)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock                              88,000        104,000         56,000
Cash paid in lieu of fractional shares                                 --          (1,000)           --
Shares repurchased by the Corporation                             (123,000)      (170,000)           --
Investment in BWC Real Estate                                      (26,000)
NET CASH PROVIDED (USED)  BY
    FINANCING ACTIVITIES                                           (61,000)       (67,000)        56,000

Increase (Decrease) in Cash                                        (74,000)       (78,000)        49,000

CASH ON DEPOSIT WITH THE BANK:

Beginning of year                                                  840,000        918,000        869,000
End of year                                                       $766,000       $840,000       $918,000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California banking corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, effective January 1, 1994, the Corporation changed its method of accounting for investment securities.




San Francisco, California,
March 15, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 1994.  The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein.
This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this annual report.

                                                            1994           1993           1992           1991           1990
SUMMARY OF EARNINGS
Interest Income                                       $9,673,000     $8,458,000     $8,232,000     $9,934,000    $13,273,000
Interest Expense                                       2,547,000      2,333,000      2,792,000      4,541,000      6,297,000
     Net Interest Income                               7,126,000      6,125,000      5,440,000      5,393,000      6,976,000
Provision for Possible Credit Losses                     255,000        120,000            --         135,000        605,000
Net Interest Income after Provision
     for Possible Credit Losses                        6,871,000      6,005,000      5,440,000      5,258,000      6,371,000
Noninterest Income                                       651,000        616,000        828,000        506,000        427,000
Noninterest Expense                                    5,867,000      5,397,000      4,942,000      4,963,000      4,966,000
Income Before Income Taxes                             1,655,000      1,224,000      1,326,000        801,000      1,832,000
Provision for Income Taxes                               481,000        377,000        516,000        317,000        714,000
     NET INCOME                                        1,174,000        847,000        810,000        484,000      1,118,000

PER SHARE:
Net Income (1)                                             $1.33          $1.00          $0.96          $0.58          $1.35
Average Common and Common
     Equivalent Shares (1)                               884,898        846,692        840,301        835,122        825,622
Book Value Per Common Share (1)                           $14.29         $13.95         $13.13         $12.18         $11.61

SUMMARY BALANCE SHEETS AT DECEMBER 31
Cash and Due from Banks                               $8,552,000     $5,161,000     $6,326,000     $6,288,000     $6,169,000
Federal Funds Sold                                     3,300,000      3,965,000      4,700,000      1,775,000      5,200,000
Other short Term Investments                           3,018,000            --             --             --             --
Interest-earning Deposits                                    --             --             --             --         200,000
Investment Securities                                 28,754,000     22,974,000     22,277,000     20,705,000     18,891,000
Loans, Net                                            86,411,000     80,916,000     71,733,000     65,735,000     73,545,000
Other Assets                                           3,109,000      2,401,000      3,474,000      3,693,000      4,117,000
     TOTAL ASSETS                                   $133,144,000   $115,417,000   $108,510,000    $98,196,000   $108,122,000

Noninterest-bearing Deposits                         $27,340,000    $22,355,000    $16,706,000    $15,959,000    $15,233,000
Interest-bearing Deposits                             92,632,000     80,811,000     80,195,000     71,109,000     81,917,000
Other Liabilities                                        529,000        437,000        574,000        959,000      1,386,000
Shareholders' Equity                                  12,643,000     11,814,000     11,035,000     10,169,000      9,586,000
     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                      $133,144,000   $115,417,000   $108,510,000    $98,196,000   $108,122,000

(1) All share and per-share amounts give effect to 10% stock dividends in April 1993 and March 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS


NET INCOME

Net income was $1,174,000 in 1994 which represented a .94% return on average assets and a return on average equity of 9.54% as compared to 1993 which saw a return on average assets of .75% and a return on average equity of
7.32%.   This represents an increase of $327,000 over the 1993 figure.  Net interest margins increased .21% between the respective periods, in addition the Corporation's average earning assets increased by $11,481,000 during 1994 as compared to 1993.

Net income for 1993 of $847,000 was up slightly from 1992, the result of an increase in net interest income during 1993. Net interest margins were relatively the same between 1993 and 1992. The increase resulted from the increase in average net earning assets of $12,082,000 in 1993 over 1992.


NET INTEREST INCOME

Interest income represents interest earned by the Corporation on its portfolio of loans and investment securities. Interest expense represents interest paid to the Corporation's depositors, as well as the temporary borrowing of Fed Funds on an occasional overnight basis. Net interest income is the difference between interest income on earning assets, and interest expense on deposits and other borrowed funds. The volume of loans and deposits and interest rate fluctuations resulting from various economic conditions may significantly affect net interest income.

Total interest income in 1994 increased $1,215,000 over 1993. Of this increase 53% was due to the increase in average earning assets and 47% was the result of higher interest rates.

Total interest expense in 1994 increased $214,000 over 1993. Of this increase 92% was due to an increase in deposits over 1993 and 8% was due to higher interest rates.

Based on a combination of the above factors affecting interest income and interest expense, net interest income increased $1,001,000 during 1994 as compared to 1993.

Total interest income in 1993 was up a modest $226,000 over 1992 although average earning assets in 1992 were $12,082,000 greater. This was a reflection of the low interest rates that prevailed throughout 1993.
However, on the other side of the balance sheet, interest expense on deposits continued to decrease as the lower market rates worked their way through the Corporation's time deposits and other interest bearing deposits. The result was that interest expense during 1993 was $459,000 less that during 1992 on a volume of deposits averaging $14,686,000 more.


NET INTEREST MARGIN

Net interest margin is the ratio of net interest income divided by average earning assets.

The Corporation's net interest margin for 1994 was 6.34% or .21% higher than during 1993. During 1994 there were a total of five increases in the prime rate, increasing from 6.00% in March 1994 (where it had been since July of

 1992) to 8.50% in November 1994. Since the Corporation is slightly asset sensitive (assets are repriced faster than liabilities) the increases in prime worked in favor of its net interest margin.

During 1993 the Corporation's net interest margin averaged 6.13%, almost unchanged from the prior year of 6.11%. During 1993 the interest rate picture remained very stable, with the national prime rate remaining unchanged at 6% the entire year.


PROVISION FOR CREDIT LOSSES

An allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated on loans, letters of credit, and commitments to extend credit. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The ratio of the allowance for credit losses to total loans as of December 31, 1994 was 1.70%. This reflects a conservative attitude on the part of management and is considered adequate to provide for potential future losses. Additional provisions of $255,000 were made during 1994 against net charge-offs of $175,000.

The ratio of the allowance for credit losses to total loans as of December 31, 1993 was 1.72%. Additional provisions of $120,000 were made during 1993 against net charge-offs of $204,000.


NONINTEREST INCOME

Total noninterest income in 1994 of $651,000 was $35,000 greater than earned in 1993. As a result of deposit growth, income from service charges increased $13,000 over 1993.
Occasionally, investment securities are sold for liquidity purposes and one such sale took place in 1994 resulting in gains on security sales of $5,000. This was $14,000 less than during the prior year.

Other noninterest income resulting from growth and expanded services increased $36,000 over the prior year.

Total noninterest income in 1993 was $212,000 less than in the comparable 1992 period. Of this, over $150,000 relates to the fact that during 1992 the Corporation made $169,000 in gains on the sale of securities whereas during the 1993 period there were only $19,000 in gains on security sales. Fees and Other Income were also down primarily due to a reduction in net earnings on the processing of credit card deposit activity for merchants. Also, there were no gains on other real estate sales during 1993 as compared to a $60,000 gain achieved during 1992.


NONINTEREST EXPENSE

1994 vs. 1993
Total noninterest expense in 1994 increased $470,000 over that of 1993. Officer and staff salaries reflect an increase of $301,000 over the previous year. The increase between the two periods was related to staff increases, merit increases on existing staff and bonuses paid under incentive and performance plans The Corporation opened a new office in Pleasanton.

Salaries and benefits for officers and staff for Pleasanton amounted to approximately $134,000. Personnel were also added for the new SBA division of the Bank, amounting to approximately $85,000 during the 1994 calendar year.

Total occupancy expense increased $94,000 between the respective periods; the new Pleasanton office accounted for $57,000 of this. The balance is related to consummer price index and operating expense increases.

FF&E expense increased approximately $71,000 over the previous year, related to in-house data processing and the new Pleasanton office. Also, per regulatory reporting requirements, the inclusion of insurance expense on equipment is now included in this category, instead of the insurance expense category as was the previous practice.

Other expenses are relatively the same as incurred during 1993. Reviewing specific components in this category, however, provides information on areas of change from the prior year. The most significant of these are discussed below.

The Bank's activities in marketing increased significantly in 1994 over 1993 related not only to the Pleasanton opening but to a number of deposit-gathering promotions and equity line programs. Total marketing expenses were up approximately $86,000 over the previous year.

Telephone expenses increased $14,000, of which approximately $10,000 is related to the Pleasanton office.

Regulatory fees based on higher deposit levels increased $24,000 over 1993. It is hoped that a decrease in premium will take place by mid-year 1995, resulting in a lowering of our expenses during the forthcoming year.

Business development, education, conference and staff expense increased $32,000 over 1993.

Professional fees, primarily attorneys' fees, were down during 1994 as compared to 1993, resulting in a total decrease in all professional fees of approximately $32,000 from the 1993 period. Attorneys' fees were higher in 1993 in part related to a litigation expense settled in 1993 as mentioned in the paragraph below.

Other expenses decreased over $75,000 from the previous year because of an out of court settlement, as more fully explained in the final paragraph of 1993 vs. 1992 below.

1993 vs. 1992
Total noninterest expense in 1993 was $455,000 over that of 1992. Salaries and benefits accounted for $283,000 of this increase, which was related to general salary and merit increases plus a staff increase of two persons, related to the inhouse data processing operations and for utility and vacation relief.

The Corporation converted to an in-house system in May of 1993, installing systems, equipment and personnel related to this operation. Data processing related expenses were higher during 1993 because during the conversion process the Corporation was supporting two systems: third party data processing services and in-house data processing equipment and personnel.
Of the balance of the increase of $172,000, the majority was related to the out of court settlement of a liability claim against the Corporation which together with related legal fees amounted to over $130,000. Settlement of this suit was believed to be the most expedient and least costly approach and does not imply any guilt or wrongdoing on the part of the Corporation, its officers or staff.


CAPITAL ADEQUACY

In 1989, the Federal Deposit Insurance Corporation (FDIC) established risk-based capital guidelines requiring banks to maintain certain ratios of "qualifying capital" to "risk-weighted assets". Under the guidelines, qualifying capital is classified into two Tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the bank's Tier 1 capital consists of shareholders' equity, while Tier 2 capital consists of the eligible allowance for credit losses. The Bank has no subordinated notes or debentures included in its capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance-sheet assets and off-balance-sheet assets.

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 1994 and 1993.

At yearend 1990, the FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest rated banks.

The Bank's leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 1994 and 1993.

The following table shows the risk-based capital ratios and leverage ratio as of December 31, 1994 and 1993.

Risk-based
capital ratios:


Risk-based capital ratios:
                                                  Minimum
                                                 regulatory
                          1994       1995       requirements
Tier 1 capital:          12.70%     12.40%         4.00%

Total capital:           13.95%     13.66%         8.00%

Leverage raito:           9.35%      9.66%         3.00%


LIQUIDITY

Liquidity is a key aspect of the overall financial condition of a bank. The primary source of liquidity for the Corporation is its marketable securities, bankers' acceptances, and federal funds sold. Marketable securities are investments of high grade which may be sold with minimal risk of market loss.

Cash, investment securities, and other temporary investments represent 33% of total assets at December 31, 1994 as compared to 28% of total assets at December 31, 1993. The Corporation's management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis, including undisbursed loan commitments and future payments receivable. Additionally, the Corporation has available from correspondent banks, federal fund lines of credit totaling $8,000,000.


GENERAL

1994 as compared to 1993

During 1994 the nation, and finally California, showed continued growth and economic strength following the recession gripping the country the beginning of this decade. Although California is lagging the rest of the country in this recovery, 1994 statistics seemed to indicate we were indeed on the path to recovery. The strength exhibited by the nation was enough to significantly raise the concern of the Fed that inflation was just around the corner. Uncharacteristically, the Fed moved aggressively in a preemptive strike against inflation by successively moving up rates on five different occasions during 1994 resulting in the prime rate increasing from 6.00% at the beginning of the year to 8.50% by year end. Further increases may yet be in store.

A reflection of the economic conditions is in the Corporation's growth of over 15% or $17,727,000, from the prior year. The Corporation also founded a new branch office in Pleasanton, Ca. on April 15, 1994. As of year end this office had over $12,000,000 in deposits and is now contributing to the profits of the Corporation. Total deposit growth was in excess of 16% which far exceeded loan demand which was slightly under 7%.

The Corporation started a new financial service for its clients during 1994, which was the creation of a subsidiary called BWC Real Estate. The subsidiary entered into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. This joint venture will augment the activities of the Bank by offering a long term mortgage placement service for the Bank's construction loan clients. BWC Mortgage Services also provides mortgage placement services for the general public outside of the activities of the Bank. Construction loan clients of the Bank may seek any brokerage service for placement of permanent financing, however, with the Corporation providing the convenience of its own brokerage service company, it is expected that many clients will take advantage of it, resulting in added service for the Bank's clients and added income to the Corporation.

The Corporation's banking subsidiary, Bank of Walnut Creek, created an SBA (Small Business Administration) loan department and also developed our own credit card program. The Bank, continued to expand its mutual funds and annuities services, through "Preferred Investments" and offers a money market sweep program to its commercial clients.


1993 as compared to 1992

During 1993 interest rates stopped falling and became stable, although at very low levels, allowing the Corporation to adjust its deposit rates in line with the return on earning assets. In spite of the continuing recession in California, the Corporation enjoyed a growth in deposits of over six million dollars, and a similar growth in assets of seven million dollars between the respective year ends. Net interest income improved significantly during 1993, although increases in noninterest expense consumed most of this increase, some being of a non-recurring nature, in particular, startup data processing expenses and liability and related legal expenses.

COMMON STOCK PRICES

The common stock of BWC Financial Corp. is traded in the over-the-counter market through market makers.

At December 31, 1994, BWC Financial Corp. had 564 record holders of common stock. At December 31, 1993, BWC Financial Corp. had 581 shareholders of record of common stock.

The shareholders of BWC Financial Corp. will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available therefor, subject to the dividend preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the California General Corporation Law. There are no preferred shares outstanding at this time. It is not anticipated that any cash dividends will be declared in the foreseeable future.

According to the principal market makers, the high and low bid quotations for 1994 and 1993 were:

                                   1994
1st Quarter         2nd Quarter         3rd Quarter         4th Quarter
$13.37-$14.00       $13.37-14.75        10.75-$12.00        $12.50-$13.50


                                   1993
1st Quarter         2nd Quarter         3rd Quarter         4th Quarter
$8.25-$9.50         $7.50-$8.50         $7.50-$9.00         $8.00-10.75


A 10% stock dividend was granted to shareholders of record April 15, 1993. Common stock prices have not been adjusted to reflect the above stock dividends.