Form 10-K, Exhibit 13
period 1995-12-31
BWC FINANCIAL CORP
filed 1996-03-14
CIK 353650

 BWC FINANCIAL CORP
CONSOLIDATED BALANCE SHEETS
                                                                                                     December 31
ASSETS                                                                                          1995              1994
Cash and Due From Banks                                                                  $11,377,000        $8,552,000
Federal Funds Sold                                                                         1,230,000         3,300,000
Other Short Term Investments                                                                  10,000         3,018,000
                    Total Cash and Cash Equivalents                                       12,617,000        14,870,000

Investment Securities:
     Available for Sale                                                                   23,500,000        17,419,000
     Held to Maturity (approximate fair value
        of $11,061,000 in 1995 and $10,892,000 in 1994)                                   10,971,000        11,335,000
Loans, Net of Allowance for Credit Losses of $1,528,000
     in 1995 and $1,498,000 in 1994.                                                      99,776,000        86,411,000
Bank Premises and Equipment, Net                                                           1,475,000           993,000
Interest Receivable and Other Assets                                                       2,258,000         2,116,000

                    Total Assets                                                        $150,597,000      $133,144,000

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
     Noninterest-bearing                                                                 $36,854,000       $27,340,000
      Interest-bearing:
          Money Market Accounts                                                           33,917,000        37,062,000
          Savings and NOW Accounts                                                        21,224,000        24,681,000
          Time Deposits:
               Under $100,000                                                             21,733,000        16,862,000
               $100,000 or more                                                           20,873,000        14,027,000
               Total Interest-bearing                                                     97,747,000        92,632,000

                    Total Deposits                                                       134,601,000       119,972,000
Interest Payable and Other Liabilities                                                     1,103,000           529,000

                    Total Liabilities                                                    135,704,000       120,501,000

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)
SHAREHOLDERS' EQUITY
Preferred Stock, no par value:
       5,000,000 shares authorized, none outstanding.                                            --                --
Common Stock, no par value:
       25,000,000 shares authorized; issued and outstanding -
        935,907 shares in 1995 and 830,737 in 1994.                                       10,508,000         9,026,000
Retained Earnings                                                                          4,257,000         3,927,000
Capital adjustment on available for sale securities                                          128,000          (310,000)
                    Total Shareholders' Equity                                            14,893,000        12,643,000
                    Total Liabilities and
                         Shareholders' Equity                                           $150,597,000      $133,144,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
CONSOLIDATED STATEMENTS OF INCOME
                                                                                   For the Year Ended December 31,
                                                                              1995              1994              1993
INTEREST INCOME
     Loans, Including Fees                                              $9,480,000        $8,293,000        $7,338,000
     Investment Securities:
          Taxable                                                        1,389,000           744,000           684,000
          Non-taxable                                                      365,000           375,000           341,000
     Federal Funds Sold                                                    181,000           185,000            95,000
     Other Short Term Investments                                           76,000            76,000               --
                Total Interest Income                                   11,491,000         9,673,000         8,458,000

INTEREST EXPENSE
       Deposits                                                          3,405,000         2,545,000         2,331,000
       Federal Funds Purchased                                               5,000             2,000             2,000
                 Total Interest Expense                                  3,410,000         2,547,000         2,333,000

NET INTEREST INCOME                                                      8,081,000         7,126,000         6,125,000
PROVISION FOR CREDIT LOSSES                                                330,000           255,000           120,000

NET INTEREST INCOME AFTER PROVISION
       FOR CREDIT LOSSES                                                 7,751,000         6,871,000         6,005,000

NONINTEREST INCOME
       Service Charges on Deposit Accounts                                 535,000           391,000           378,000
       Gain on SBA Loan Sales                                              189,000               --                --
       Other                                                               412,000           260,000           238,000
                Total Noninterest Income                                 1,136,000           651,000           616,000

NONINTEREST EXPENSE
       Salaries and Related Benefits                                     3,250,000         2,903,000         2,602,000
       Occupancy                                                           747,000           683,000           589,000
       Furniture and Equipment                                             439,000           452,000           381,000
       Other                                                             2,008,000         1,829,000         1,825,000
                Total Noninterest Expense                                6,444,000         5,867,000         5,397,000

INCOME BEFORE INCOME TAXES                                               2,443,000         1,655,000         1,224,000
PROVISION FOR INCOME TAXES                                                 823,000           481,000           377,000

NET INCOME                                                              $1,620,000        $1,174,000          $847,000
NET INCOME PER COMMON AND COMMON
        EQUIVALENT SHARE                                                     $1.64             $1.21             $0.91
Average common and common equivalent shares                                990,472           973,388           931,361

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 1995, 1994 and 1993
                                                                                                                Capital
                                                          Number         Common       Retained     Adjustment
                                                       of Shares          Stock       Earnings  on Securities          Total
Balance, January 1, 1993                                  757,825    $8,461,000     $2,574,000            --     $11,035,000

Net Income for 1993                                          --             --         847,000            --         847,000
10% Stock Dividend, Including
      Payment of fractional shares                         75,931        666,000      (668,000)           --          (2,000)
Common Stock Purchased by the
      Defined Contribution Plan at
      $8.00 to $9.00 per share                              6,036        52,000            --             --          52,000
Stock Options Exercised at $5.08
      to $5.64 per share                                    9,742        52,000            --             --          52,000
Repurchase of shares by the Corporation
      at $9.25 to $9.60 per share                         (17,900)      (170,000)           --             --        (170,000)

Balance, December 31, 1993                                831,634      9,061,000      2,753,000           --      11,814,000

Net Income for 1994                                          --             --       1,174,000            --       1,174,000
Common Stock Purchased by the
     Defined Contribution Plan at $8.77 per share          10,103        88,000            --             --          88,000
Repurchase of shares by the Corporation
     at $10.38 to $12.25 per share                        (11,000)      (123,000)           --             --        (123,000)
Capital adjustment on available for sale securities          --             --                       (310,000)      (310,000)

Balance, December 31, 1994                                830,737      9,026,000      3,927,000      (310,000)    12,643,000

Net Income for 1995                                          --             --        1,620,000           --       1,620,000
10% Stock Dividend, Including
      Payment of fractional shares                         84,393      1,286,000    (1,290,000)           --          (4,000)
Common Stock Purchased by the
   Defined Contribution Plan at $12.90 per share           10,990        142,000           --             --         142,000
Stock Options Exercised at $5.13
      to $5.93 per share                                    9,787        54,000            --             --          54,000
Capital adjustment on available for sale securities          --             --             --         438,000        438,000

Balance, December 31, 1995                                935,907    $10,508,000     $4,257,000       $128,000    $14,893,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: Summary of Significant Accounting Policies. The accounting and reporting policies of BWC Financial Corp. (the "Corporation") and its subsidiaries, Bank of Walnut Creek (the "Bank"), and BWC Real Estate (see Note
6), conform with generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant accounting policies.

Nature of Operations. BWC Financial Corp. operates four branches in Contra Costa County and one in northern Alameda County. The Corporation's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

Basis of Presentation. The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Due from Banks includes balances with the Federal Reserve. The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve, based primarily on the Bank's average daily deposit balances. At December 31, 1995, the Bank had balances with the Federal Reserve of $1,044,000 as compared to $491,000 at December 31, 1994.

Investment Securities. In accordance with the Statement of Financial Accounting Standards No. 115 (FASB 115), "Accounting for Certain Investments in Debt and Equity Securities" the Corporation classifies its investments in debt and equity securities as "held-to-maturity," "trading" or "available-for-sale." Investments classified as held-to-maturity are reported at amortized cost; investments classified as trading are reported at fair value with unrealized gains and losses included in earnings; investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders' equity.

Amortization and accretion are included in interest income, while gains and losses on disposition are included in non-interest income and are determined using the specific identification method.

The Corporation's policy of carrying investment securities as held-to-maturity is based upon its ability to hold such securities to maturity and management's current intent to hold such securities for the foreseeable future.

Loans are stated at the principal amount outstanding. Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past-due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When a loan is placed on non-accrual status, any accrued but uncollected interest is reversed from current income. Loan origination fees are deferred and amortized as yield adjustments over the contractual lives of the underlying loans.

Sales and Servicing of SBA Loans. The Corporation originates loans to customers under a Small Business Administration ("SBA") program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. The Corporation may be required to refund a portion of the sales premium received, if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no fee income on these loan sales until the 90 day period elapses. On December 31, 1995 the Corporation was holding $52,000 in pending SBA fees. A gain is recognized on the sale of SBA loans through collection on the sale of a premium over the adjusted carrying value, through retention of an ongoing rate differential less a normal service fee (excess servicing fee) between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser, or both.

To calculate the gain (loss) on sale, the Corporation's investment in an SBA loan is allocated among the retained portion of the loan and the sold portion of the loan, based on the relative fair market value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan. In the event of future prepayments, the unearned servicing fee is realized as additional fee income at the time of prepayment. The Corporation is using as its estimate of a normal servicing fee 1.00%, which is the standard recommended by the SBA.

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

Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 as amended by No. 118, Accounting by Creditors for Impairment of a Loan. The Corporation adopted this statement effective January 1, 1995. There was no material impact on its financial position or results of operations as a result of this adoption.

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

Income Taxes. The Corporation files consolidated income tax returns which include both the parent company and its subsidiaries. The parent company reimburses the Bank for allocations of tax liabilities or benefits as determined by the parent company. Deferred income taxes are recorded for all significant income and expense items recognized in different periods for financial reporting and income tax purposes.

Net Income Per Common and Common Equivalent Share is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per share amounts reflect the 10% stock dividend paid on June 15, 1995.

Letters of credit and commitments to extend credit are extended based upon evaluations of customer credit worthiness. The amount of collateral obtained is based upon these evaluations. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Standby letters of credit and commitments to extend credit generally have fixed expiration dates or other termination clauses. Because many of the standby letters of credit and commitments to extend credit are expected to expire without being drawn upon, total guarantee and commitment amounts do not necessarily represent future cash requirements.

Significant Group Concentrations of Credit Risk. The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa and Alameda, California. The Bank has a diversified loan portfolio which is not dependent on any industry or group of customers.

Statement of Cash Flows. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Pending Financial Accounting Pronouncements. In November, 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation.
The Company will adopt the statement on January 1, 1996. The statement requires that companies either change the accounting method for their stock-based compensation plans or disclose proforma information. The Company has decided to maintain its current accounting policies and will disclose pro forma information in the footnotes, as described in SFAS No. 123.

NOTE 2: INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31 follows:
                                                                      1995
                                                                     Gross
                                                  Amortized     Unrealized           Fair
Available-for-sale                                     Cost         Losses          Value
U.S. Treasury Securities                         $8,511,000        $80,000     $8,591,000
Securities of U.S. Government Agencies           11,143,000         92,000     11,235,000
Taxable Securities of State and
   Political Subdivisions                         3,653,000         21,000      3,674,000
     Total                                       23,307,000        193,000     23,500,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                  10,971,000         90,000     11,061,000
     Total Investment Securities                $34,278,000       $283,000    $34,561,000



                                                                      1994
                                                                     Gross
                                                  Amortized     Unrealized           Fair
Available-for-sale                                     Cost         Losses          Value
U.S. Treasury Securities                        $13,636,000      ($284,000)   $13,352,000
Securities of U.S. Government Agencies            4,239,000       (172,000)     4,067,000
     Total                                       17,875,000       (456,000)    17,419,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                  11,335,000       (353,000)    10,982,000
     Total Investment Securities                $29,210,000      ($809,000)   $28,401,000

In 1995 and 1994, the Bank received proceeds from the sale of investment securities of $7,016,000 and $4,995,000, respectively, and gains included in other noninterest income totaled $19,000 and $5,000 respectively. There were no sales of held-to-maturity securities in 1995 or 1994.

The maturities of the investment security portfolio at December 31, 1995 follows:

                                                       Held-to-maturity
                                                  Amortized           Fair
                                                       Cost          Value
Within one year                                  $2,141,000     $2,150,000
After one through five years                      8,219,000      8,297,000
Over five years                                     611,000        614,000
     Total                                      $10,971,000    $11,061,000

                                                      Available-for-sale
                                                  Amortized           Fair
                                                       Cost          Value
Within one year                                  $5,195,000     $5,229,000
After one through five years                     16,612,000     16,768,000
Over five years                                   1,500,000      1,503,000
     Total                                      $23,307,000    $23,500,000

At December 31, 1995 and 1994, securities with an approximate book value of $6,439,000 and $6,985,000 respectively, were pledged to secure public deposits.

The FASB permitted a one-time opportunity, effective November 15, 1995, allowing institutions to reassess appropriateness of the designations of all securities held, and allowed institutions to reclassify securities prior to December 31, 1995 without calling into question their intent to hold other debt securities to maturity. Under this ruling, the Corporation reclassified $3,653,000 of held-to-maturity investments to held-for-sale investments during the month of December, 1995.

NOTE 3: LOANS


The majority of the Bank's loans are to customers in Contra Costa County and surrounding areas. Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type were:                             December 31
                                                       1995              1994

Real Estate Construction                        $21,417,000       $17,904,000
Real Estate Mortgages                            15,439,000        14,150,000
Commercial                                       33,473,000        28,538,000
Installment                                      30,975,000        27,317,000

     TOTAL                                      101,304,000        87,909,000
Less: Allowance for Credit Losses                (1,528,000)       (1,498,000)

     NET LOANS                                  $99,776,000       $86,411,000

The following table provides further information on past due and nonaccrual loans.
                                                            December 31
                                                       1995              1994
Loans Past Due 90 Days or More, still
     accruing interest                               $9,000           $14,000
Nonaccrual Loans                                    181,000           533,000

     TOTAL                                         $190,000          $547,000

As of December 31, 1995 and 1994, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income during 1995 remains uncollected. Interest foregone on nonaccrual loans was approximately $9,000 in 1995, $73,000 in 1994, and $52,000 in 1993.

NOTE 4:  ALLOWANCES FOR CREDIT LOSSES

                                                               For the Year Ended December 31
                                                                 1995           1994           1993
Total loans outstanding at end of period, before
     deducting allowance for credit losses               $101,304,000    $87,909,000    $82,334,000

Average total loans outstanding during period             $89,518,000    $85,893,000    $79,270,000

Analysis of the allowance for credit losses:

Beginning Balance                                          $1,498,000     $1,418,000     $1,502,000

Charge-offs:
     Real Estate Construction                                 104,000            --             --
     Real Estate Mortgages                                        --         140,000            --
     Commercial                                               162,000          6,000        109,000
     Installment                                               53,000         84,000        162,000

          TOTAL CHARGE-OFFS                                   319,000        230,000        271,000

Recoveries:
     Real Estate Construction                                     --             --             --
     Commercial                                                13,000         17,000         59,000
     Installment                                                6,000         38,000          8,000

          TOTAL RECOVERIES                                     19,000         55,000         67,000

          NET CHARGE-OFFS                                     300,000        175,000        204,000

Provisions charged to operating expense                       330,000        255,000        120,000

Ending Balance                                             $1,528,000     $1,498,000     $1,418,000

Ratio of net charge-offs to average
     total loans                                                 0.34%          0.20%          0.26%

Ratio of allowance for credit losses
     to total loans at end of period                             1.51%          1.70%          1.72%

The Corporation adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, as of January 1, 1995. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The Corporation had previously measured the allowance for credit losses using methods similar to those prescribed in FASB No. 114. As a result of adopting these statements, no additional allowance for loan losses was required as of January 1, 1995.

As of December 31, the Corporation's recorded investment in impaired loans and the related valuation allowance calculated under SFAS No. 114 are as follows:
                                                              1995
                                                      Recorded      Valuation
                                                    Investment      Allowance
Impaired Loans-
     Valuation allowance required                     $389,000       $129,000
     No valuation allowance required                  $181,000            --

The average recorded investment in impaired loans for the year ended 1995 was $816,000.

Interest payment received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal. The Corporation recognized interest income on impaired loans of $31,000 for the year ended December 31, 1995.

NOTE 5:  PREMISES AND EQUIPMENT
A summary of premises and equipment follows:

                                                             December 31
                                                         1995           1994

Leasehold Improvements                             $1,083,000       $562,000
Furniture and Equipment                             2,424,000      2,184,000
                                                    3,507,000      2,746,000

Accumulated Depreciation and Amortization          (2,032,000)    (1,753,000)

Premises and Equipment, Net                        $1,475,000       $993,000


The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $309,000 in 1995, $302,000 in 1994, and $283,000 in 1993.
NOTE 6:  INVESTMENT IN BWC REAL ESTATE


BWC Real Estate, a subsidiary of the Corporation, was formed to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. BWC Real Estate owns 51% of this joint venture. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

NOTE 7: Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1995. SFAS No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.


                                             1995
                                  Carrying               Fair
                                    Amount              Value
Cash and cash equivalents     $ 12,617,000       $ 12,617,000
Loans (net)                     99,776,000        101,591,000
Investment securities           34,471,000         34,571,000
Deposit liabilities            134,601,000        134,826,000
Other liabilities                  646,000            646,000


The carrying amounts in the table are included in the statement of financial position under the indicated captions.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, accrued interest receivable and payable.

Loans are valued on the basis of estimated future receipts of principal and interest, discounted at various rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans, such as motor vehicle loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved.

Investment securities are valued at quoted market prices if available. For unquoted securities, the reported fair value is estimated on the basis of financial and other information.

Fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

Other liabilities include deferred and unearned fees in relation to loan commitments. The unamortized carrying value of deferred and unearned fees approximates its fair value.

NOTE 8:  INCOME TAXES

The provisions for income taxes in 1995, 1994, and 1993 consist of the following:

                                          1995           1994           1993
CURRENT
  Federal                             $673,000       $392,000       $264,000
  State                                300,000        214,000        140,000
    TOTAL CURRENT                      973,000        606,000        404,000

DEFERRED
  Federal                             (121,000)       (93,000)       (15,000)
  State                                (29,000)       (32,000)       (12,000)
    TOTAL DEFERRED                    (150,000)      (125,000)       (27,000)

      TOTAL                           $823,000       $481,000       $377,000


The components of the net deferred tax assets of the Bank as of December 31, 1995 and 1994 were as follows:

Deferred Tax Assets:                              1995           1994
  Allowance for credit losses                 $520,000       $559,000
  Employee benefits and other                   59,000        100,000
  State taxes                                   41,000         66,000
    Total deferred tax assets                  620,000        725,000

Deferred Tax Liabilities:
  Depreciation and other                       (29,000)       (76,000)
  Accretion and other                          (16,000)      (224,000)
  SFAS 115 deferred tax (liability) asset      (66,000)       146,000
    Total deferred tax liabilities            (111,000)      (154,000)

      Net deferred tax asset                  $509,000       $571,000


The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for these differences are as follows:

                                          1995           1994           1993
Provision based on the statutory
  Federal rate of 34%                 $831,000       $563,000       $416,000

Increases (reduction) in income taxes resulting from:
  State franchise taxes, net of
    Federal income tax benefit         187,000        125,000         91,000
Non-taxable interest income           (135,000)      (135,000)      (115,000)
Other                                  (60,000)       (72,000)       (15,000)

      TOTAL                           $823,000       $481,000       $377,000

NOTE 9:  STOCK OPTION PLAN

The Corporation's stock option plan provides for the granting of options to key employees for the purchase of the Corporation's shares at a price not less than the fair market value on the date of grant.  Options expire ten years from the grant date, and vest over a five year period.  A summary of option activity follows:
                                               Number
                                             of Shares        Option Price Per Share
                                                                (Low)         (High)
Outstanding at January 1, 1993                  213,578         $4.62         $15.03

     Exercised                                   10,716         $4.62          $5.13

Outstanding at December 31, 1993                202,862         $5.13         $15.03

Outstanding at December 31, 1994                202,862         $5.13         $15.03

     Exercised                                   10,230         $5.13          $5.93

Outstanding at December 31, 1995                192,632         $7.44         $15.03

At December 31, 1995, options for 151,613 shares were exercisable, and 89,540 shares were available for additional option grants under the Corporation's 1990 Stock Option Plan (provides for the grant of both incentive and non- qualified stock options). The share and per-share amounts as of each December 31 above have been adjusted for stock dividends.

NOTE 10:  COMMITMENTS AND CONTINGENCIES

As of December 31, 1995, the approximate future minimum net rental payments under non-cancellable operating leases for premises were as follows:

                         Year                        Amount

                          1996                      $612,000
                          1997                       612,000
                          1998                       612,000
                          1999                       612,000
                          2000                       548,000
                   Thereafter                      1,652,000

                        Total                     $4,948,000

Rental expense for premises under operating leases included in occupancy expense was $472,000, $419,000, and $366,000, in 1995,
1994, and 1993, respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 1995, the Bank had outstanding approximately
$49,782,000 in undisbursed loan commitments and $713,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements taking into account the terms of the agreements and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 1995 were immaterial.

NOTE 11:  DEFINED CONTRIBUTION PLAN


Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $124,000, $84,000, and $63,000 in 1995, 1994, and 1993. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

NOTE 12:  OTHER NONINTEREST EXPENSE

Other noninterest expense is comprised of the following:
                                                       1995           1994           1993
Data Processing                                    $229,000       $208,000       $233,000
Regulatory Fees                                     153,000        255,000        231,000
Professional Fees                                   306,000        247,000        265,000
Memberships/Conferences/
   Education/Business Development                   197,000        175,000        142,000
Telephone and Postage                               207,000        168,000        157,000
Advertising and Promotion                           123,000        160,000         73,000
Office Supplies                                     138,000        139,000        142,000
Other                                               655,000        477,000        582,000

TOTAL                                            $2,008,000     $1,829,000     $1,825,000

NOTE 13:  RESTRICTIONS ON SUBSIDIARY TRANSACTIONS


The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities.
 The limitations for a given year equal the lesser of the Bank's net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank's retained earnings. Under these restrictions, $3,608,000 of the Bank's retained earnings were available for dividends at December 31, 1995.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders' equity. Under these provisions, secured loans and advances to the Corporation were limited to $1,385,000 as of December 31, 1995. There were no such extensions of credit by the Bank in 1995 or 1994.

NOTE 14:  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION


A summary of the financial statements of BWC Financial Corp.
     (parent company only) follows:
                                                                      December 31
SUMMARY BALANCE SHEETS                                      1995                          1994
ASSETS
Cash on Deposit with the Bank                         $1,007,000                      $766,000
Investment in the Bank                                13,852,000                    11,851,000
Investment in BWC Real Estate                             55,000                        26,000

     TOTAL ASSETS                                    $14,914,000                   $12,643,000

LIABILITIES
Reserve for Taxes Payable                                $21,000                           --

SHAREHOLDERS' EQUITY
Common Stock                                         $10,508,000                    $9,026,000
Retained Earnings                                      4,385,000                     3,617,000

     TOTAL SHAREHOLDERS' EQUITY                      $14,893,000                   $12,643,000

     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                       $14,914,000                   $12,643,000

SUMMARY STATEMENTS OF INCOME                                             FOR THE YEAR ENDED DECEMBER 31,
                                                           1995           1994           1993
Expenses - General and Administrative                    $13,000        $14,000        $16,000

Loss before income taxes and
     equity in undistributed net income
     of Subsidiaries                                     (13,000)       (14,000)       (16,000)
Income tax benefit (provision)                           (21,000)         6,000          5,000

Equity in undistributed net income
     of BWC Real Estate                                   91,000         (5,000)           --
Equity in undistributed net income
     of the Bank                                       1,563,000      1,187,000        858,000

NET INCOME                                            $1,620,000     $1,174,000       $847,000

NOTE 14 (Continued)
SUMMARY STATEMENTS OF CASH FLOWS                               FOR THE YEAR ENDED DECEMBER 31,
OPERATING ACTIVITIES:                                       1995           1994           1993
Net Income                                            $1,620,000     $1,174,000       $847,000
Adjustments to reconcile net income
     to net cash provided (used) by operating activities:
Equity in undistributed net income
     of Subsidiaries                                  (1,563,000)    (1,187,000)      (858,000)
Reserve for Taxes Payable                                 21,000            --             --

          NET CASH PROVIDED (USED) BY
          OPERATING ACTIVITIES                            78,000        (13,000)       (11,000)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock                   196,000         88,000        104,000
Cash paid in lieu of fractional shares                    (4,000)           --          (1,000)
Shares repurchased by the Corporation                        --        (123,000)      (170,000)
Investment in BWC Real Estate                            (29,000)       (26,000)
NET CASH PROVIDED (USED)  BY
    FINANCING ACTIVITIES                                 163,000        (61,000)       (67,000)

Increase (Decrease) in Cash                              241,000        (74,000)       (78,000)

CASH ON DEPOSIT WITH THE BANK:

Beginning of year                                        766,000        840,000        918,000
End of year                                           $1,007,000       $766,000       $840,000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California banking corporation) and Subsidiaries (the Corporation) as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



San Francisco, California,
March 15, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 1995.  The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein.  This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this annual report.
                                                           1995            1994            1993            1992            1991
SUMMARY OF EARNINGS
Interest Income                                     $11,491,000      $9,673,000      $8,458,000      $8,232,000      $9,934,000
Interest Expense                                      3,410,000       2,547,000       2,333,000       2,792,000       4,541,000
     Net Interest Income                              8,081,000       7,126,000       6,125,000       5,440,000       5,393,000
Provision for Possible Credit Losses                    330,000         255,000         120,000             --          135,000
Net Interest Income after Provision
     for Possible Credit Losses                       7,751,000       6,871,000       6,005,000       5,440,000       5,258,000
Noninterest Income                                    1,136,000         651,000         616,000         828,000         506,000
Noninterest Expense                                   6,444,000       5,867,000       5,397,000       4,942,000       4,963,000
Income Before Income Taxes                            2,443,000       1,655,000       1,224,000       1,326,000         801,000
Provision for Income Taxes                              823,000         481,000         377,000         516,000         317,000
     NET INCOME                                       1,620,000       1,174,000         847,000         810,000         484,000

PER SHARE:
Net Income (1)                                            $1.64           $1.21           $0.91           $0.88           $0.53
Average Common and Common
     Equivalent Shares (1)                              990,472         973,388         931,361         924,331         918,634
Book Value Per Common Share (1)                          $15.04          $12.99          $12.68          $11.94          $11.07

SUMMARY BALANCE SHEETS AT DECEMBER 31
Cash and Due from Banks                             $11,377,000      $8,552,000      $5,161,000      $6,326,000      $6,288,000
Federal Funds Sold                                    1,230,000       3,300,000       3,965,000       4,700,000       1,775,000
Other short Term Investments                             10,000       3,018,000             --              --              --
Interest-earning Deposits                                   --              --              --              --              --
Investment Securities                                34,471,000      28,754,000      22,974,000      22,277,000      20,705,000
Loans, Net                                           99,776,000      86,411,000      80,916,000      71,733,000      65,735,000
Other Assets                                          3,733,000       3,109,000       2,401,000       3,474,000       3,693,000
     TOTAL ASSETS                                  $150,597,000    $133,144,000    $115,417,000    $108,510,000     $98,196,000

Noninterest-bearing Deposits                        $36,854,000     $27,340,000     $22,355,000     $16,706,000     $15,959,000
Interest-bearing Deposits                            97,747,000      92,632,000      80,811,000      80,195,000      71,109,000
Other Liabilities                                     1,103,000         529,000         437,000         574,000         959,000
Shareholders' Equity                                 14,893,000      12,643,000      11,814,000      11,035,000      10,169,000
     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                     $150,597,000    $133,144,000    $115,417,000    $108,510,000     $98,196,000

(1) All share and per-share amounts give effect to 10% stock dividends in June 1995, April 1993 and March 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS


Net Income

Net income in 1995 was $1,620,000 which represented a 1.20% return on average assets and a return on average equity of 11.75% as compared to 1994 which saw a return on average assets of .94% and a return on average equity of 9.54%. This represents an increase of $446,000 over the 1994 figure. Net interest margins increased .28% between the respective periods. In addition, the Corporation's average earning assets increased an average of $9,698,000 during 1995 as compared to 1994.

Net income 1993 was 847,000 which represented a .75% return on average assets and a return on average equity of 7.32%.


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

Total interest income in 1995 increased $1,818,000 over 1994. Of this increase 34% was related to an increase in the volume of average earning assets and 66% was the result of interest rate changes.

Total interest income in 1994 increased $1,215,000 over 1993. Of this increase, 53% was related to an increase in the volume of average earning assets, and 47% was the result of interest rate changes.

Total interest expense in 1995 increased $863,000 over 1994. Of this increase, 40% was related to an increase in the volume of average earning assets, and 60% was due to interest rate changes.

Total interest expense in 1994 increased $214,000 over 1993. Of this increase, 92% was related to an increase in the volume of average earning assets and 8% was due to interest rate changes.

Based on a combination of the above factors affecting interest income and interest expense, net interest income increased $955,000 during 1995 as compared to 1994. Of this increase, 28% was related to volume increases, and 72% was related to rate changes.

Based on a combination of the above factors affecting interest income and interest expense, net interest income increased $1,001,000 during 1994 as compared to 1993. Of this increase, 44% was related to volume increases and 56% was related to rate changes.


Net Interest Margin

Net interest margin is the ratio of net interest income divided by average earning assets.

The Corporation's net interest margin for 1995 was 6.63% or .29% higher than during 1994. During 1995 prime rate averaged 8.83% as compared to the average prime rate during 1994 of 7.14%. Since the Corporation is slightly asset rate sensitive, this worked in favor of improved net interest income during 1995 as compared to 1994.

The Corporation's net interest margin for 1994 was 6.34% or .21% higher than during 1993. During 1994 the prime rate averaged 7.14% as compared to 6.00% for 1993. This also worked in favor of the Corporation's net interest income during 1994 as compared to 1993.


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

The ratio of the allowance for credit losses to total loans as of December 31, 1995 was 1.51%. This reflects a conservative attitude on the part of management and is considered adequate to provide for potential future losses.
 Additional provisions of $330,000 were made during 1995 against net charge-offs of $300,000.

The ratio of the allowance for credit losses to total loans as of December 31, 1994 was 1.70%. Additional provisions of $255,000 were made during 1994 against net charge-offs of $175,000.


Noninterest Income

Total noninterest income in 1995 of $1,136,000 was $485,000 greater than earned in 1994.

Income from service charges on deposit accounts increased $144,000 over 1993 partly due to growth and partly due to pricing changes and analysis of business accounts.

A new area of noninterest income for the Corporation is gains on the sale of SBA loans, which earned $189,000 during the 1995 calendar year.

Other noninterest income from fees and services, exclusive of gains on the sale of securities available for sale of $19,000, which are the result of growth and expanded services, increased $138,000 over 1994, reflecting growth and increased activity in financial services other than lending.

Total noninterest income in 1994 of $651,000 was $35,000 greater than earned in 1993.

As a result of deposit growth, income from service charges increased $13,000 over 1993.

Other noninterest income, exclusive of gains on the sale of securities available for sale of $5,000, which are the result of growth and expanded services, increased $36,000 over the prior year.


Noninterest Expense

1995 vs. 1994
Total noninterest expense in 1995 increased $577,000 over that of 1994.

Officer and staff salaries reflect an increase of $347,000 over that of 1994. The increase between the two periods was partly related to salary and merit increases on existing staff and bonuses paid under incentive and performance plans and to staff number increases. Due to growth and expansion in departments and branch offices, full time equivalent (FTE) averaged 64.0 as compared to 1994 which averaged 59.8.

Total occupancy expense increased $64,000 between the respective periods. This is partly related to the new and expanded banking quarters in Orinda, to a five year adjustment on the Corporation's office in Danville, plus Consumer Price Index and operating price increases based on terms of leases.

Furniture Fixtures & Equipment expense were relatively stable, decreasing $13,000 from the previous year.

Other operating expenses increased $179,000 in 1995 as compared to 1994 even though the Corporation's expenses related to FDIC insurance premiums decreased approximately $100,000. Most categories of operating expenses increased, reflecting the growth and expansion of the Corporation. A few categories however, reflect greater increases accounted for by growth alone, and are explained in the following.

Expenses for professional services increased $59,000 over the prior year, most of which was related to consulting services to enhance future earnings of the Corporation. Most of this expense was recovered by improved noninterest earnings during the 1995 calendar year.

Fees for other services increased $91,000 over the prior year, most of which were related to increases in correspondent bank service charges, fees associated with the Corporation's Prestige account program and charges related to the Corporation's Visa card program.

Miscellaneous expenses and operating losses reflect an increase of $84,000 over the prior year. Operating losses, due to bad checks, fraud and cash losses amounted to $48,000 of this increase. The major other areas of increase were in messenger service, check printing costs associated with the Corporation's Prestige account program, and SBA commissions paid.

1994 vs. 1993
Total noninterest expense in 1994 increased $470,000 over that of 1993.

Officer and staff salaries reflect an increase of $301,000 over the previous year. In addition to merit increases on existing staff and bonuses paid under incentive and performance plans, the Corporation opened a new office in Pleasanton and formed a new SBA division in the Bank.

Total occupancy expense increased $94,000 between the respective periods; the new Pleasanton office accounted for $57,000 of this. The balance is related to consumer price index and operating expense increases.

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

The Bank's activities in marketing increased significantly in 1994 over 1993 related, not only to the Pleasanton opening, but to a number of deposit-gathering promotions and equity line programs. Total marketing expenses were up approximately $86,000 over the previous year.

Regulatory fees based on higher deposit levels increased $24,000 over 1993.

Business development, education, conference and staff expense increased $32,000 over 1993.

Professional fees, primarily attorneys' fees, were down during 1994 as compared to 1993, resulting in a total decrease in all professional fees of approximately $32,000 from the 1993 period, and other expenses decreased over $75,000 from the previous year.


Capital Adequacy

The Federal Deposit Insurance Corporation (FDIC) has established risk-based capital guidelines requiring banks to maintain certain ratios of "qualifying capital" to "risk-weighted assets". Under the guidelines, qualifying capital is classified into two Tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the bank's Tier 1 capital consists of shareholders' equity, while Tier 2 capital consists of the eligible allowance for credit losses. The Bank has no subordinated notes or debentures included in its capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance-sheet assets and off-balance-sheet assets.

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 1995 and 1994.

The FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest rated banks.

The Bank's leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 1995 and 1994.

The following table shows the risk-based capital ratios and leverage ratio as of December 31, 1995 and 1994.

Risk-based
capital ratios:


Risk-based capital ratios:

	   Capital Ratios		Minimum
		December 31,   regulatory
	1994	 1995	 requirements
Tier 1
capital:	12.51% 12.70%	  4.00%

Total
capital:	13.76% 13.95%	  8.00%

Leverage
ratio:	 9.51%  9.35%	  3.00%


Liquidity

Liquidity is a key aspect of the overall financial condition of a bank. The primary source of liquidity for the Corporation is its marketable securities, bankers' acceptances, and federal funds sold. Marketable securities are investments of high grade which may be sold with minimal risk of market loss.

Cash, investment securities, and other temporary investments represent 31% of total assets at December 31, 1995 as compared to 33% of total assets at December 31, 1994. The Corporation's management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis, including undisbursed loan commitments and future payments receivable. Additionally, the Corporation has available from correspondent banks, federal fund lines of credit totaling $8,000,000.


General

1995 as compared to 1994

During 1995 the nation, and California, showed economic strength and moderate growth. The Fed has maintained a cautious policy that has thus far avoided inflationary spending and allowed modest but stable growth.

During 1995, the Federal Reserve raised the Prime Rate to 9.00% but when it became clear that inflation was not a current concern and the economy was sluggish, the Federal Reserve lowered rates again to 8.50% where they were at the end of 1994. The long term outlook is for continued moderate growth and stable interest rates.

BWC Financial Corporation has enjoyed a growth of over 13% or $17,453,000, from the prior year. Total deposit growth was in excess of 12% and loan growth was 15%.

The Corporation's new mortgage financial service subsidiary, BWC Real Estate, was profitable in its first year of operation.

The Corporation's SBA department (through Bank of Walnut Creek), was also a contributor to the profits of the Corporation.

During 1995 the Corporation established a 24-hour voice response system that has been well received by its clients as indicated by its heavy usage. During 1996, the Corporation will continue to explore banking technology opportunities. We believe that technology will play an increasingly important role in our services, and that as a community bank we can meet those technology needs yet continue to provide the personal service expected from a community bank.

1994 as compared to 1993

During 1994 the nation, and finally California, showed continued growth and economic strength following the recession gripping the country the beginning of this decade. Although California was lagging the rest of the country, 1994 statistics indicated that the state was on the path to recovery.

The Federal Reserve was concerned that inflation was just around the corner and in a preemptive strike successively moved rates on five different occasions during 1994 resulting in the Prime Rate increasing from 6.00% at the beginning of the year to 8.50% by year end.

A reflection of the economic conditions was the Corporation's growth of over 15% or $17,727,000 in total assets. The Corporation also founded a new branch office in Pleasanton, California on April 15, 1994. Total deposit growth was in excess of 16% which exceeded loan demand of approximately 7%.



Common Stock Prices

The common stock of BWC Financial Corp. is traded in the over-the-counter market through market makers.

At December 31, 1995, BWC Financial Corp. had 511 shareholders of record of common stock. At December 31, 1994, BWC Financial Corp. had 564 shareholders of record of common stock.

The shareholders of BWC Financial Corp. will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available, subject to the dividend preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the California General Corporation Law. There are no preferred shares outstanding at this time. It is not anticipated that any cash dividends will be declared in the foreseeable future.

According to the principal market makers, the high and low bid quotations for 1995 and 1994 were:

1995
1st Quarter		2nd Quarter
$13.50 - $14.50	$13.50 - $15.75

3rd Quarter        4th Quarter
$14.75 - $16.50	$16.00 - 17.50

1994
1st Quarter		2nd Quarter
$10.75-$12.00	$12.50-$13.50

3rd Quarter        4th Quarter
$13.37-$14.00	$13.37-14.75


A 10% stock dividend was granted to shareholders of record June 30, 1995. Common stock prices have not been adjusted to reflect the above stock dividends.