Form 10-K, Exhibit 13
period 1996-12-31
BWC FINANCIAL CORP
filed 1997-03-04
CIK 353650

BWC FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
                                                                                   December 31,
ASSETS                                                                           1996           1995
Cash and Due From Banks                                                   $15,383,000    $11,377,000
Federal Funds Sold                                                                --       1,230,000
Other Short Term Investments                                                   26,000         10,000
                    Total Cash and Cash Equivalents                        15,409,000     12,617,000

Investment Securities:
     Available for Sale                                                    10,399,000     23,500,000
     Held to Maturity (approximate fair value of
        $8,765,000 in 1996 and $11,061,000 in 1995)                         8,726,000     10,971,000
Loans, Net of Allowance for Credit Losses of $1,893,000
     in 1996 and $1,528,000 in 1995.                                      138,878,000     99,776,000
Bank Premises and Equipment, Net                                            1,522,000      1,475,000
Interest Receivable and Other Assets                                        2,439,000      2,258,000

                    Total Assets                                         $177,373,000   $150,597,000

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
     Noninterest-bearing                                                  $41,766,000    $36,854,000
      Interest-bearing:
          Money Market Accounts                                            29,561,000     33,917,000
          Savings and NOW Accounts                                         25,189,000     21,224,000
          Time Deposits:
               Under $100,000                                              34,167,000     21,733,000
               $100,000 or more                                            25,208,000     20,873,000
               Total Interest-bearing                                     114,125,000     97,747,000

                    Total Deposits                                        155,891,000    134,601,000
Federal Funds Purchased                                                     3,600,000            --
Interest Payable and Other Liabilities                                      1,472,000      1,103,000

                    Total Liabilities                                     160,963,000    135,704,000

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)
SHAREHOLDERS' EQUITY
Preferred Stock, no par value:
       5,000,000 shares authorized, none outstanding.                             --             --
Common Stock, no par value:
       25,000,000 shares authorized; issued and outstanding -
        1,016,598 shares in 1996 and 935,907 in 1995.                      12,172,000     10,508,000
Retained Earnings                                                           4,231,000      4,257,000
Capital adjustment on available for sale securities                             7,000        128,000
                    Total Shareholders' Equity                             16,410,000     14,893,000
                    Total Liabilities and
                         Shareholders' Equity                            $177,373,000   $150,597,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
                                                                              For the Year Ended December 31,
                                                                           1996           1995           1994
INTEREST INCOME
     Loans, Including Fees                                          $11,604,000     $9,480,000     $8,293,000
     Investment Securities:
          Taxable                                                       967,000      1,389,000        744,000
          Non-taxable                                                   495,000        365,000        375,000
     Federal Funds Sold                                                 154,000        181,000        185,000
     Other Short Term Investments                                        18,000         76,000         76,000
                Total Interest Income                                13,238,000     11,491,000      9,673,000

INTEREST EXPENSE
       Deposits                                                       3,748,000      3,405,000      2,545,000
       Federal Funds Purchased                                           16,000          5,000          2,000
                 Total Interest Expense                               3,764,000      3,410,000      2,547,000

NET INTEREST INCOME                                                   9,474,000      8,081,000      7,126,000
PROVISION FOR CREDIT LOSSES                                             650,000        330,000        255,000

NET INTEREST INCOME AFTER PROVISION
       FOR CREDIT LOSSES                                              8,824,000      7,751,000      6,871,000

NONINTEREST INCOME
       Service Charges on Deposit Accounts                              651,000        535,000        391,000
       Gain on SBA Loan Sales                                            95,000        189,000            --
       Other                                                            600,000        412,000        260,000
                Total Noninterest Income                              1,346,000      1,136,000        651,000

NONINTEREST EXPENSE
       Salaries and Related Benefits                                  3,829,000      3,250,000      2,903,000
       Occupancy                                                        779,000        747,000        683,000
       Furniture and Equipment                                          538,000        439,000        452,000
       Other                                                          2,178,000      2,008,000      1,829,000
                Total Noninterest Expense                             7,324,000      6,444,000      5,867,000

INCOME BEFORE INCOME TAXES                                            2,846,000      2,443,000      1,655,000
PROVISION FOR INCOME TAXES                                              918,000        823,000        481,000

NET INCOME                                                           $1,928,000     $1,620,000     $1,174,000
NET INCOME PER COMMON AND COMMON
        EQUIVALENT SHARE                                                  $1.69          $1.49          $1.10
Average common and common equivalent shares                           1,140,091      1,089,519      1,070,727

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 1996, 1995 and 1994
                                                                                                         Capital
                                                                 Number         Common      Retained  Adjustment
                                                              of Shares          Stock      Earnings on Securitie         Total
Balance, January 1, 1994                                         831,634     $9,061,000    $2,753,000        --     $11,814,000

Net Income for 1994                                                 --             --      1,174,000         --       1,174,000
Common Stock Purchased by the
     Defined Contribution Plan at $8.77 per share                 10,103        88,000           --          --          88,000
Repurchase of shares by the Corporation
     at $10.38 to $12.25 per share                              (11,000)      (123,000)          --          --        (123,000)
Capital adjustment on available for sale securities                 --             --                   (310,000)      (310,000)

Balance, December 31, 1994                                       830,737      9,026,000     3,927,000   (310,000)    12,643,000

Net Income for 1995                                                 --             --       1,620,000        --       1,620,000
10% Stock Dividend, Including
      Payment of fractional shares                                84,393      1,286,000   (1,290,000)        --          (4,000)
Common Stock Purchased by the
   Defined Contribution Plan at $12.90 per share                  10,990        142,000          --          --         142,000
Stock Options Exercised at $5.13
      to $5.93 per share                                           9,787        54,000           --          --          54,000
Capital adjustment on available for sale securities                 --             --            --      438,000        438,000

Balance, December 31, 1995                                      935,907     10,508,000     4,257,000     128,000     14,893,000

Net Income for 1996                                                 --             --       1,928,000        --       1,928,000
10% Stock Dividend, Including
      Payment of fractional shares                                92,835      1,950,000   (1,954,000)        --          (4,000)
Common Stock Purchased by the
   Defined Contribution Plan at $15.45 per share                  11,736        181,000          --          --         181,000
Repurchase of shares by the Corporation
     at $17.75 to $21.75 per share                              (23,880)      (467,000)          --          --        (467,000)
Capital adjustment on available for sale securities                 --             --            --     (121,000)      (121,000)

Balance, December 31, 1996                                    1,016,598    $12,172,000    $4,231,000      $7,000    $16,410,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                         For the Year Ended December 31,
                                                                      1996           1995           1994
OPERATING ACTIVITIES:
Net Income                                                      $1,928,000     $1,620,000     $1,174,000
Adjustments to reconcile net income to
  net cash provided (used):
Amortization of loan fees                                         (886,000)      (691,000)      (830,000)
Provision for credit losses                                        650,000        330,000        255,000
Depreciation and amortization                                      386,000        309,000        302,000
Gain on sale of securities available-for-sale                      (21,000)       (19,000)        (5,000)
Deferred income taxes                                             (212,000)      (150,000)      (125,000)
Decrease (increase) in accrued interest
    receivable and other assets                                    (76,000)       (34,000)      (650,000)
Increase (decrease) in accrued interest
     payable and other liabilities                                 368,000        574,000        364,000
    Net Cash Provided (Used) by Operating Activities             2,137,000      1,939,000        485,000

INVESTING ACTIVITIES:

Proceeds from the maturities of investment securities            2,805,000     11,800,000      9,794,000
Proceeds from the sales of available-for-sale
  investment securities                                         17,779,000      7,016,000      4,995,000
Purchase of investment securities                               (5,216,000)   (23,895,000)   (21,021,000)
Loans originated, net of collections                           (38,867,000)   (13,143,000)    (4,920,000)
Purchase of bank premises and equipment                           (446,000)      (791,000)      (360,000)
    Net Cash Provided(Used) by Investing Activities            (23,945,000)   (19,013,000)   (11,512,000)

FINANCING ACTIVITIES:

Net increase in deposits                                        21,290,000     14,629,000     16,806,000
Increase in Federal Funds Purchased                              3,600,000            --             --
Proceeds from issuance of common stock                             181,000        196,000         88,000
Cash paid for the repurchase of common stock                      (467,000)           --        (123,000)
Cash paid in lieu of fractional shares                              (4,000)        (4,000)           --
    Net Cash Provided(Used) by Financing Activities             24,600,000     14,821,000     16,771,000


CASH AND CASH EQUIVALENTS:

Increase (decrease) in cash and cash equivalents                 2,792,000     (2,253,000)     5,744,000
Cash and cash equivalents at beginning of year                  12,617,000     14,870,000      9,126,000
    Cash and Cash Equivalents at end of year                   $15,409,000    $12,617,000    $14,870,000

ADDITIONAL CASH FLOW INFORMATION:
Interest Paid                                                   $3,559,000     $3,672,000     $2,345,000

Income Taxes Paid                                                 $825,000       $840,000       $630,000

Loans Transferred to OREO                                              --        $108,000            --

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

Nature of Operations. BWC Financial Corp. operates four branches in Contra Costa County and two in northern Alameda County. The Corporations primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

Basis of Presentation. The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Due from Banks includes balances with the Federal Reserve. The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve, based primarily on the Bank's average daily deposit balances. At December 31, 1996, the Bank had balances with the Federal Reserve of $874,000 as compared to $1,044,000 at December 31, 1995.

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

The Corporation's policy of carrying investment securities as held-to-maturity is based upon its ability and management's intent to hold such securities to maturity.

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

Sales and Servicing of SBA Loans. The Corporation originates loans to customers under a Small Business Administration ("SBA") program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. The Corporation may be required to refund a portion of the sales premium received, if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no fee income on these loan sales until the 90 day period elapses. On December 31, 1996 the Corporation was holding $65,000 in pending SBA fees. A gain is recognized on the sale of SBA loans through collection on the sale of a premium over the adjusted carrying value, through retention of an ongoing rate differential less a normal service fee (excess servicing fee) between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser, or both.

To calculate the gain (loss) on sale, the Corporation's investment in an SBA loan is allocated among the retained portion of the loan and the sold portion of the loan, based on the relative fair value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan. In the event of future prepayments, the unearned servicing fee is realized as additional fee income at the time of prepayment. The Corporation is using as its estimate of a normal servicing fee 1.00%, which is the standard recommended by the SBA.

Allowance for Credit Losses is based upon estimates of potential credit losses and is maintained at a level considered adequate to provide for losses that can be reasonably anticipated and is in accordance with FAS 114.
 The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate and other conditions to determine the adequacy of the allowance. The allowance is based on estimates, and ultimate losses may vary from current estimates.
 As adjustments become necessary, they are reported in the periods in which they become known.

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

Net Income Per Common and Common Equivalent Share is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per share amounts reflect the 10% stock dividend paid on July 31, 1996.

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

Accounting for Stock-based Compensation. In November, 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation. The Company adopted the statement on January 1, 1996. The statement requires that companies either change the accounting method for their stock-based compensation plans or disclose proforma information. The Company has decided to maintain its current accounting policies and disclose pro forma information in the footnotes, as described in SFAS No. 123, if it is a material amount. See Note 15.

NOTE 2: INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31 follows:
                                                                           1996
                                                                     Gross          Gross
                                                  Amortized     Unrealized     Unrealized           Fair
Available-for-sale                                     Cost          Gains           Loss          Value
U.S. Treasury Securities                         $5,540,000        $22,000            --      $5,562,000
Securities of U.S. Government Agencies            1,502,000          6,000            --       1,508,000
Taxable Securities of State and
   Political Subdivisions                         3,346,000            --          17,000      3,329,000
     Total                                       10,388,000         28,000         17,000     10,399,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                   8,726,000         39,000            --       8,765,000
     Total Investment Securities                $19,114,000        $67,000        $17,000    $19,164,000

                                                                           1995
                                                                     Gross          Gross
                                                  Amortized     Unrealized     Unrealized           Fair
Available-for-sale                                     Cost          Gains           Loss          Value
U.S. Treasury Securities                         $8,511,000        $80,000            --      $8,591,000
Securities of U.S. Government Agencies           11,143,000         92,000            --      11,235,000
Taxable Securities of State and
   Political Subdivisions                         3,653,000         21,000            --       3,674,000
     Total                                       23,307,000        193,000            --      23,500,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                  10,971,000         90,000            --      11,061,000
     Total Investment Securities                $34,278,000       $283,000            --     $34,561,000

In 1996 and 1995, the Bank received proceeds from sale of investment securities of $17,779,000 and $7,016,000, respectively, and gains included in other noninterest income totaled $21,000 and $19,000 respectively. There were no sales of held-to-maturity securities in 1996 or 1995.

The maturities of the investment security portfolio at December 31, 1996 follows:
                                                    Held-to-maturity
                                                  Amortized           Fair           Fair
                                                       Cost          Value          Value
Within one year                                  $1,281,000     $1,284,000     $1,284,000
After one through five years                      7,323,000      7,359,000      7,359,000
Over five years                                     122,000        122,000        122,000
     Total                                       $8,726,000     $8,765,000     $8,765,000

                                                  Available-for-sale
                                                  Amortized           Fair           Fair
                                                       Cost          Value          Value
Within one year                                  $3,501,000     $3,513,000     $3,513,000
After one through five years                      5,617,000      5,624,000      5,624,000
Over five years                                   1,270,000      1,262,000      1,262,000
     Total                                      $10,388,000    $10,399,000    $10,399,000

At December 31, 1996 and 1995, securities with an approximate book value of $5,568,000 and $6,439,000 respectively, were pledged to secure public deposits.

NOTE 3: LOANS

The majority of the Bank's loans are to customers in Contra Costa County and surrounding areas. Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type were:                                     December 31
                                                               1996              1995
Real Estate Construction                                $38,984,000       $21,417,000
Real Estate Mortgages                                    21,591,000        15,439,000
Commercial                                               48,570,000        33,473,000
Installment                                              31,626,000        30,975,000

     TOTAL                                              140,771,000       101,304,000
Less: Allowance for Credit Losses                        (1,893,000)       (1,528,000)

     NET LOANS                                         $138,878,000       $99,776,000

The following table provides further information on past due and nonaccrual loans.

                                                                    December 31
                                                               1996              1995
Loans Past Due 90 Days or More, still
     accruing interest                                           --            $9,000
Nonaccrual Loans                                            $29,000           181,000

     TOTAL                                                  $29,000          $190,000

As of December 31, 1996 and 1995, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income during 1996 remains uncollected. Interest foregone on nonaccrual loans was approximately $9,000 in 1996, $9,000 in 1995, and $73,000 in 1994.

NOTE 4:  ALLOWANCES FOR CREDIT LOSSES
                                                                     For the Year Ended December 31
                                                                 1996           1995           1994
Total loans outstanding at end of period, before
     deducting allowance for credit losses               $140,772,000   $101,304,000    $87,909,000

Average total loans outstanding during period            $112,356,000    $89,518,000    $85,893,000

Analysis of the allowance for credit losses:

Beginning Balance                                          $1,528,000     $1,498,000     $1,418,000

Charge-offs:
     Real Estate Construction                                     --         104,000            --
     Real Estate Mortgages                                        --             --         140,000
     Commercial                                               263,000        162,000          6,000
     Installment                                               58,000         53,000         84,000

          TOTAL CHARGE-OFFS                                   321,000        319,000        230,000

Recoveries:
     Commercial                                                29,000         13,000         17,000
     Installment                                                7,000          6,000         38,000

          TOTAL RECOVERIES                                     36,000         19,000         55,000

          NET CHARGE-OFFS                                     285,000        300,000        175,000

Provisions charged to operating expense                       650,000        330,000        255,000

Ending Balance                                             $1,893,000     $1,528,000     $1,498,000

Ratio of net charge-offs to average
     total loans                                                 0.25%          0.34%          0.20%

Ratio of allowance for credit losses
     to total loans at end of period                             1.34%          1.51%          1.70%

As of December 31, 1996 and 1995 the Corporation's recorded investment in impaired loans and the related valuation allowance calculated under SFAS No. 114 was not material.

NOTE 5:  PREMISES AND EQUIPMENT
A summary of premises and equipment follows:
                                                                   December 31
                                                                1996           1995
Leasehold Improvements                                     $1,125,000     $1,083,000
Furniture and Equipment                                     2,412,000      2,424,000
                                                            3,537,000      3,507,000

Accumulated Depreciation and Amortization                  (2,015,000)    (2,032,000)

Premises and Equipment, Net                                $1,522,000     $1,475,000

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $340,000 in 1996, $309,000 in 1995, and $302,000 in 1994.

NOTE 6:  INVESTMENT IN BWC REAL ESTATE


BWC Real Estate, a subsidiary of the Corporation, was formed in 1994 to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. BWC Real Estate owns 51% of this joint venture. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

NOTE 7: Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1995. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.


                                                    1996
                                        Carrying          Fair
                                        Amount            Value

Cash and cash equivalents             $ 15,383,000     $ 15,383,000
Loans (net)                            138,878,000      141,057,000
Investment securities                   19,151,000       19,190,000
Deposit liabilities                    155,891,000      156,138,000
Other liabilities                          947,000          947,000


                                                     1995
                                         Carrying          Fair
                                         Amount            Value

Cash and cash equivalents              $ 12,617,000    $ 12,617,000
Loans (net)                              99,776,000     101,591,000
Investment securities                    34,471,000      34,571,000
Deposit liabilities                     134,601,000     134,826,000
Other liabilities                           646,000         646,000


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

NOTE 8:  INCOME TAXES

The provisions for income taxes in 1996, 1995, and 1994 consist of the following:
                                                         1996           1995           1994
CURRENT
  Federal                                            $765,000       $673,000       $392,000
  State                                               365,000        300,000        214,000
    TOTAL CURRENT                                   1,130,000        973,000        606,000

DEFERRED
  Federal                                            (176,000)      (121,000)       (93,000)
  State                                               (36,000)       (29,000)       (32,000)
    TOTAL DEFERRED                                   (212,000)      (150,000)      (125,000)

      TOTAL                                          $918,000       $823,000       $481,000

The components of the net deferred tax assets of the Bank as of December 31, 1996 and 1995 were as follows:

Deferred Tax Assets:                                                    1996           1995
  Allowance for credit losses                                       $729,000       $520,000
  Employee benefits and other                                         56,000         59,000
  State taxes                                                         67,000         41,000
    Total deferred tax assets                                        852,000        620,000

Deferred Tax Liabilities:
  Depreciation and other                                             (28,000)       (29,000)
  Accretion and other                                                (37,000)       (16,000)
  SFAS 115 deferred tax (liability) asset                             (4,000)       (66,000)
    Total deferred tax liabilities                                   (69,000)      (111,000)

      Net deferred tax asset                                        $783,000       $509,000

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for these differences are as follows:

                                                         1996           1995           1994
Provision based on the statutory
  Federal rate of 34%                                $968,000       $831,000       $563,000

Increases (reduction) in income taxes resulting from:
  State franchise taxes, net of
    Federal income tax benefit                        216,000        187,000        125,000
Non-taxable interest income                          (178,000)      (135,000)      (135,000)
Other                                                 (88,000)       (60,000)       (72,000)

      TOTAL                                          $918,000       $823,000       $481,000

Note 9: STOCK OPTIONS

In 1990, the Board of Directors of BWC Financial Corp. adopted the 1990 Stock Option Plan covering an aggregate 292,820 shares (adjusted for subsequent stock dividends) of BWC Financial Corp. common stock. Under the 1990 Stock Option, options to purchase shares of BWC Financial Corp. common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date. To date all options granted have been at the fair market value of the shares at the grant date, and as such, no compensation expense has been recognized as accounted for under APB Opinion No. 25. The options are nontransferrable and are exercisable in installments.

In October, 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 123 "Accounting for Stock Based Compensation" (FAS 123). As permitted by FAS 123, the Corporation will not change its method of accounting for stock options.

The additional compensation costs that would have been recorded if the Corporation had adopted FAS 123 are not material.

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

As of December 31, 1996, 92,994 shares were available for future grant. The options, with the exception of one grant, are fully vested after five years and expire after ten years. The other grant is fully vested after ten years.

A summary of the status of the Corporation's stock option plan at December 31, 1996 and 1995 changes during the years then ended is presented in the table below:




                            1996    Weighted       1995      Weighted
                          Shares    average      Shares      average
                                    exercise                 exercise
                                    price                    price


Outstanding at
beginning of year        211,895     $ 7.79      223,148       $ 7.64
Granted                    5,500     $18.07           --           --
Exercised                     --         --       11,253       $ 4.77
Canceled                      --         --           --           --
Outstanding at
end of year               217,395    $ 8.06      211,895       $ 7.80
Exercisable at
end of year               202,680    $ 7.33      166,774       $ 7.95
Weighted average
fair value of
options granted
during the year                      $ 4.77                        --



The following table summarizes information about stock options outstanding at December 31, 1996.

Range of      Number         Options
exercise      Outstanding    Outstanding:               Options
prices        at 12/31/96    Weighted        Weighted   Exercisable:  Weighted
                             Average         Average    Number        Average
                             Contractual     Exercise   Exercisable   Exercise
                             Life            Price      At 12/31/96   Price

$ 6.76 to
$ 9.02        194,326        4.82            $ 7.27     184,011       $ 7.25

$13.66 to
$18.07         23,069        3.69            $14.71      18,669       $13.92


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996: risk free rate of 6.50%, no expected dividend yield, expected life of 4 years and expected volatility of 16.41%.

NOTE 10:  COMMITMENTS AND CONTINGENCIES

As of December 31, 1996 the approximate future minimum net rental payments under non-cancellable operating leases for premises were as follows:

                          Year                        Amount
                          1997                      $651,000
                          1998                       651,000
                          1999                       635,000
                          1999                       557,000
                          2000                       169,000
                    Thereafter                     1,466,000

                         Total                    $4,129,000

Rental expense for premises under operating leases included in occupancy expense was $507,000, $472,000, and $419,000, in 1996,
1995, and 1994, respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 1996, the Bank had outstanding approximately
$68,759,000 in undisbursed loan commitments and $357,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements taking into account the terms of the agreements and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 1996 was immaterial.

NOTE 11:  DEFINED CONTRIBUTION PLAN


Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $144,000, $124,000, and $84,000 in 1996, 1995, and 1994. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

NOTE 12:  OTHER NONINTEREST EXPENSE

Other noninterest expense is comprised of the following:
                                                       1996           1995           1994
Data Processing                                    $293,000       $229,000       $208,000
Bus.Dev./Ed/Staff                                   235,000        197,000        175,000
Marketing                                           163,000        123,000        160,000
Supplies                                            192,000        138,000        139,000
Professional Fees                                   193,000        306,000        247,000
Regulatory Fees                                      21,000        153,000        255,000
Telephone and Postage                               241,000        207,000        168,000
Other                                               840,000        655,000        477,000

TOTAL                                            $2,178,000     $2,008,000     $1,829,000

NOTE 13:  RESTRICTIONS ON SUBSIDIARY TRANSACTIONS


The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank's net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank's retained earnings. Under these restrictions, $4,576,000 of the Bank's retained earnings were available for dividends at December 31, 1996.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders equity. Under these provisions, secured loans and advances to the Corporation were limited to $1,556,000 as of December 31, 1996. There were no such extensions of credit by the Bank in 1996 or 1995.

NOTE 14:  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION


A summary of the financial statements of BWC Financial Corp.
     (parent company only) follows:
                                                                     December 31
SUMMARY BALANCE SHEETS                                      1996                          1995
ASSETS
Cash on Deposit with the Bank                           $681,000                    $1,007,000
Investment in the Bank                                15,558,000                    13,852,000
Investment in BWC Real Estate                            171,000                        55,000

     TOTAL ASSETS                                    $16,410,000                   $14,914,000

LIABILITIES
Taxes Payable                                                --                        $21,000
SHAREHOLDERS' EQUITY
Common Stock                                         $12,172,000                   $10,508,000
Retained Earnings                                      4,238,000                     4,385,000
     TOTAL SHAREHOLDERS' EQUITY                      $16,410,000                   $14,893,000

     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                       $16,410,000                   $14,914,000

SUMMARY STATEMENTS OF INCOME                                   FOR THE YEAR ENDED DECEMBER 31,
                                                            1996           1995           1994
Expenses - General and Administrative                    $13,000        $13,000        $14,000

Loss before income taxes and
     equity in undistributed net income
     of Subsidiaries                                     (13,000)       (13,000)       (14,000)
Income tax benefit (provision)                             8,000        (21,000)         6,000

Equity in undistributed net income
     of BWC Real Estate                                  107,000         91,000         (5,000)
Equity in undistributed net income
     of the Bank                                       1,826,000      1,563,000      1,187,000

NET INCOME                                            $1,928,000     $1,620,000     $1,174,000

SUMMARY STATEMENTS OF CASH FLOWS                               FOR THE YEAR ENDED DECEMBER 31,
                                                            1996           1995           1994
OPERATING ACTIVITIES:
Net Income                                            $1,928,000     $1,620,000     $1,174,000
Adjustments to reconcile net income
     to net cash provided (used) by operating activities:
Equity in undistributed net income
     of Subsidiaries                                  (1,933,000)    (1,563,000)    (1,187,000)
Taxes Payable                                            (21,000)        21,000            --

          NET CASH PROVIDED (USED) BY
          OPERATING ACTIVITIES                           (26,000)        78,000        (13,000)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock                   181,000        196,000         88,000
Cash paid in lieu of fractional shares                    (4,000)        (4,000)           --
Shares repurchased by the Corporation                   (467,000)           --        (123,000)
Investment in BWC Real Estate                            (10,000)       (29,000)       (26,000)
          NET CASH PROVIDED (USED)  BY
          FINANCING ACTIVITIES                          (300,000)       163,000        (61,000)

Increase (Decrease) in Cash                             (326,000)       241,000        (74,000)

CASH ON DEPOSIT WITH THE BANK:

Beginning of year                                      1,007,000        766,000        840,000
End of year                                             $681,000     $1,007,000       $766,000

NOTE 15: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative. measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from FDIC categorized the Bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 15: (Continued)

The Bank's actual capital amounts and ratios are also presented in the table.


                                                 Actual      Minimum Capital    Minimum for
                                         Amount   Ratio Adequacy Requirements  "Well Capitalized"
As of December 31, 1996
  Total Capital (to Risk
    Weighted Assets)
    Consolidated:                    $18,276,000  12.24%   11,945,000  > 8.0    14,931,000  >10.0
    Bank of Walnut Creek:            $17,417,000  11.67%   11,940,000  > 8.0    14,925,000  >10.0

Tier 1 Capital (to Risk
  Weighted Assets)
  Consolidated:                      $16,410,000  10.99%    5,973,000  > 4.0     8,959,000  > 6.0
  Bank of Walnut Creek:              $15,551,000  10.42%    5,969,000  > 4.0     8,954,000  > 6.0

Tier 1 Capital (to
  Average Assets)
  Consolidated:                      $16,410,000   9.87%    6,651,000  > 4.0     8,313,000  > 5.0
  Bank of Walnut Creek:              $15,551,000   9.35%    6,653,000  > 4.0     8,316,000  > 5.0

As of December 31, 1995
  Total Capital(to Risk
    Weighted Assets)
    Consolidated:                    $16,267,000  14.82%    8,781,000  > 8.0    10,976,000  >10.0
    Bank of Walnut Creek:            $15,098,000  13.76%    8,778,000  > 8.0    10,972,000  >10.0

Tier 1 Capital (to Risk
  Weighted Assets)
  Consolidated                       $14,893,000  13.57%    4,390,000 _>4.0      6,585,000  > 6.0
  Bank of Walnut Creek               $13,724,000  12.51%    4,388,000 _>4.0      6,582,000  > 6.0

Tier 1 Capital (to
  Average Assets)
  Consolidated                       $14,893,000  10.32%    5,772,000 _>4.0      7,216,000  > 5.0
  Bank of Walnut Creek               $13,724,000   9.50%    5,779,000 _>4.0      7,223,000  > 5.0

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California corporation) and Subsidiaries (the Corporation) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

San Francisco, California,
March 1, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 1996.  The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein.
This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this annual report.
                                                       1996            1995            1994            1993            1992
SUMMARY OF EARNINGS
Interest Income                                 $13,238,000     $11,491,000      $9,673,000      $8,458,000      $8,232,000
Interest Expense                                  3,764,000       3,410,000       2,547,000       2,333,000       2,792,000
     Net Interest Income                          9,474,000       8,081,000       7,126,000       6,125,000       5,440,000
Provision for Credit Losses                         650,000         330,000         255,000         120,000             --
Net Interest Income after Provision
     for Credit Losses                            8,824,000       7,751,000       6,871,000       6,005,000       5,440,000
Noninterest Income                                1,346,000       1,136,000         651,000         616,000         828,000
Noninterest Expense                               7,324,000       6,444,000       5,867,000       5,397,000       4,942,000
Income Before Income Taxes                        2,846,000       2,443,000       1,655,000       1,224,000       1,326,000
Provision for Income Taxes                          918,000         823,000         481,000         377,000         516,000
     NET INCOME                                   1,928,000       1,620,000       1,174,000         847,000         810,000

PER SHARE:
Net Income (1)                                        $1.69           $1.49           $1.10           $0.83           $0.80
Average Common and Common
     Equivalent Shares (1)                        1,140,091       1,089,519       1,070,727       1,024,497       1,016,764
Book Value Per Common Share (1)                      $14.39          $13.67          $11.81          $11.53          $10.85

SUMMARY BALANCE SHEETS AT DECEMBER 31
Cash and Due from Banks                         $15,383,000     $11,377,000      $8,552,000      $5,161,000      $6,326,000
Federal Funds Sold                                      --        1,230,000       3,300,000       3,965,000       4,700,000
Other short Term Investments                         26,000          10,000       3,018,000             --              --
Interest-earning Deposits                               --              --              --              --              --
Investment Securities                            19,125,000      34,471,000      28,754,000      22,974,000      22,277,000
Loans, Net                                      138,878,000      99,776,000      86,411,000      80,916,000      71,733,000
Other Assets                                      3,961,000       3,733,000       3,109,000       2,401,000       3,474,000
     TOTAL ASSETS                              $177,373,000    $150,597,000    $133,144,000    $115,417,000    $108,510,000

Noninterest-bearing Deposits                    $41,766,000     $36,854,000     $27,340,000     $22,355,000     $16,706,000
Interest-bearing Deposits                       114,125,000      97,747,000      92,632,000      80,811,000      80,195,000
Federal Funds Purchased                           3,600,000             --              --              --              --
Other Liabilities                                 1,472,000       1,103,000         529,000         437,000         574,000
Shareholders' Equity                             16,410,000      14,893,000      12,643,000      11,814,000      11,035,000
     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                 $177,373,000    $150,597,000    $133,144,000    $115,417,000    $108,510,000

(1) All share and per-share amounts give effect to 10% stock dividends in July 1996, June 1995, and April 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS


Net Income

Net income in 1996 was $1,928,000 which represented a 1.27% return on average assets and a return on average equity of 12.45% as compared to 1995 which saw a return on average assets of 1.20% and a return on average equity of 11.75%. This represents an increase of $308,000 over the 1995 figure. Net interest margins increased .24% between the respective periods. In addition, the Corporation's average earning assets increased $16,512,000 during 1996 as compared to 1995.

Net income in 1994 was $1,174,000 which represented a .94% return on average asset and a return on average equity of 9.54%.


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

Total interest income in 1996 increased $1,747,000 over 1995. All of this increase was related to the increase in the volume of average earning assets in 1996 as compared to 1995. Based on rates alone the increase in interest income would have been 10% less, given constant volume levels between the respective periods.

Total interest income in 1995 increased $1,818,000 over 1994. Of this increase, 34% was related to an increase in the volume of average earning assets, and 66% was the result of interest rate changes.

Total interest expense in 1996 increased $354,000 over 1995. As with interest income, the entire increase was due to the growth in interest bearing deposits between the respective periods. Based on rate differences alone the increase in interest expense would have been 32% less given constant volume levels between the respective periods.

Total interest expense in 1995 increased $863,000 over 1994. Of this increase, 40% was related to an increase in the volume of average earning assets and 60% was due to interest rate changes.

Based on the above factors affecting interest income and interest expense, net interest income increased $1,393,000 during 1996 as compared to 1995. All of the net increase was related to volume increases and actually was reduced by approximately 5% due to lower rates.

Based on a combination of the above factors affecting interest income and interest expense, net interest income increased $955,000 during 1995 as compared to 1994. Of this increase, 28% was related to volume increases, and 72% was related to rate changes.


Net Interest Margin

Net interest margin is the ratio of net interest income divided by average earning assets.

The Corporation's net interest margin for 1996 was 6.87% or .24% higher than during 1995. During 1996 the prime rate averaged 8.27% as compared to the average prime rate during 1995 of 8.83%. Since the Corporation is more asset than liability rate sensitive, this worked slightly against an improved net interest income during 1996 as compared to 1995, and is more fully explained above in the discussion regarding interest changes due to rate and volume.

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

The ratio of the allowance for credit losses to total loans as of December 31, 1996 was 1.34%. Management considers the level of reserves adequate to provide for potential future losses. Additional provisions of $650,000 were made during 1996 against net charge-offs of $285,000.

The ratio of the allowance for credit losses to total loans as of December 31, 1995 was 1.51%. Additional provisions of $330,000 were made during 1995 against net charge-offs of $300,000.


Noninterest Income

Total noninterest income in 1996 of $1,346,000 was $210,000 greater than earned in 1995. Income from service charges increased $116,000 between the respective periods and Other Income increased $170,000.

Total noninterest income in 1995 of $1,136,000 was $485,000 greater than earned in 1994 and included gains on the sale of SBA loans of $189,000.


Noninterest Expense

1996 vs 1995
Total noninterest expense in 1996 increased $880,000 over that of 1995.

Officer and Staff Salaries reflect an increase of $579,000 over that of 1995. The increase between the two periods was partly related to salary and merit increases on existing staff and bonuses paid under incentive and performance plans and to staff number increases. Due to growth and expansion in departments and branch offices, full time equivalent (FTE) averaged 71.5 as compared to 64.0 during 1995.

Total Occupancy Expense increased $32,000 between the respective periods. This is partly related to our new office in Fremont but also to increases in operating leases and costs on other office space based on terms contained in lease contracts.

Furniture Fixtures & Equipment expense increased $99,000 from the previous year, related primarily to additions and replacements of computer equipment.

Other Operating Expenses increased $170,000 in 1996 as compared to 1995. Most categories of operating expenses increased, reflecting the growth and expansion of the Corporation. The exception was professional fees which decreased $31,000 from the prior year during which time additional consulting services had been utilized.

1995 vs 1994
Total noninterest expense in 1995 increased $577,000 over that of 1994.

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

Total occupancy expense increased $64,000 between the respective periods. This is partly related to the new and expanded banking quarters in Orinda and to a renewal of our office in Danville, also to increases in operating leases and costs on other office space based on terms contained in lease contracts.

Furniture Fixtures & Equipment expense were relatively stable, decreasing $13,000 from the previous year.

Other operating expenses increased $179,000 in 1995 as compared to 1994 reflecting the growth and expansion of the Corporation.


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

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 1996 and 1995.

The FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest rated banks.

The Bank's leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 1996 and 1995.
See Footnote 15.


Liquidity

Liquidity is a key aspect of the overall financial condition of a bank. The primary source of liquidity for the Corporation is its marketable securities, bankers' acceptances, and federal funds sold. Marketable securities are investments of high grade which may be sold with minimal risk of market loss.

Cash, investment securities, and other temporary investments represent 19% of total assets at December 31, 1996 as compared to 31% of total assets at December 31, 1995. The decrease in liquidity between the respective periods was related to strong loan demand during the fourth quarter of 1996 with the resulting transfer of funds from liquid investments into loans. Actions have and will be taken to increase deposit levels or take other steps as indicated.

The Corporation's management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis, including undisbursed loan commitments and future payments receivable. Additionally, the Corporation has available from correspondent banks, federal fund lines of credit totaling $13,000,000.


General

During 1996 the nation, and California, showed continued economic strength and growth. The Federal Reserve has maintained a cautious policy that has thus far avoided inflationary spending and allowed modest but stable growth.

The Federal Reserve has held interest rates steady with only one change occurring in February, 1996, resulting in a decrease in the prime rate from 8.5% to 8.25%.

BWC Financial Corp. enjoyed a growth of 18% or $26,776,000, from the prior year. Total deposit growth was 16% and loan growth was 40%.

The Corporation's new mortgage financial service subsidiary, BWC Real Estate, continues to be a profitable addition to the Corporation.

During 1995 the Corporation established a 24-hour voice response system that has been well received by its clients as indicated by its heavy usage. During 1996, the Corporation continued to explore and invest in banking technology opportunities including opening a WEB site on the internet, installing email capabilities for its personnel, including internet email capability, and in early 1997 is introducing its home banking PC software to its clients. We believe that technology will play an increasingly important role in our services, and that as a community bank we can meet those technology needs yet continue to provide the personal service expected from a community bank.

During 1995 the nation, and California, showed economic strength and moderate growth. The Fed maintained a cautious policy that avoided inflationary spending and allowed modest but stable growth.

During 1995, the Federal Reserve raised the Prime Rate to 9.00% but when it became clear that inflation was not a current concern and the economy was sluggish, the Federal Reserve lowered rates again to 8.50% where they were at the end of 1994.

BWC Financial Corp. enjoyed a growth of over 13% or $17,453,000, from the period ending 1994. Total deposit growth was in excess of 12% and loan growth was 15%.


Common Stock Prices

The common stock of BWC Financial Corp. is traded in the over-the-counter market through market makers.

At December 31, 1996, BWC Financial Corp. had 472 shareholders of record of common stock. At December 31, 1995, BWC Financial Corp. had 511 shareholders of record of common stock.

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

According to the principal market makers, the high and low bid quotations for 1996 and 1995 were:


                                  1996
                   1st Quarter            2nd Quarter
                   $16.75 - $19.25        $18.50 - $20.75

                   3rd Quarter            4th Quarter
                   $18.25 - $24.50        $23.25 - 24.25


                                  1995
                  1st Quarter             2nd Quarter
                  $13.50 - $14.50         $13.50 - $15.75

                  3rd Quarter             4th Quarter
                  $14.75 - $16.50         $16.00 - 17.50

A 10% stock dividend was granted to shareholders of record on July 31, 1996 and on June 30, 1995. Common stock prices have not been adjusted to reflect the above stock dividends.