Form 10-K, Exhibit 13
period 1997-12-31
BWC FINANCIAL CORP
filed 1998-03-11
CIK 353650

BWC FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
                                                                                                 December 31

                                                                                           1997                     1996
Assets
Cash and Due From Banks                                                             $17,745,000              $15,383,000
Federal Funds Sold                                                                   $4,350,000                      --
Other Short Term Investments                                                             48,000                   26,000
                    Total Cash and Cash Equivalents                                  22,143,000               15,409,000

Investment Securities:
     Available for Sale                                                              33,062,000               10,399,000
     Held to Maturity (approximate fair value of
        $7,950,000 in 1997 and $8,765,000 in 1996)                                    7,894,000                8,726,000
Loans, Net of Allowance for Credit Losses of $2,936,000
     in 1997 and $1,893,000 in 1996.                                                161,002,000              138,878,000
Bank Premises and Equipment, Net                                                      1,455,000                1,522,000
Interest Receivable and Other Assets                                                  3,367,000                2,439,000

                    Total Assets                                                   $228,923,000             $177,373,000

Liabilities and Shareholder's Equity
Liabilities
Deposits:
     Noninterest-bearing                                                            $59,847,000              $41,766,000
      Interest-bearing:
          Money Market Accounts                                                      44,406,000               29,561,000
          Savings and NOW Accounts                                                   29,755,000               25,189,000
          Time Deposits:
               Under $100,000                                                        36,829,000               34,167,000
               $100,000 or more                                                      36,635,000               25,208,000
               Total Interest-bearing                                               147,625,000              114,125,000

                    Total Deposits                                                  207,472,000              155,891,000
Federal Funds Purchased                                                                     --                 3,600,000
Interest Payable and Other Liabilities                                                2,003,000                1,472,000

                    Total Liabilities                                               209,475,000              160,963,000

Commitments and Contingent Liabilities (Note 10)
Shareholders' Equity
Preferred Stock, no par value:
       5,000,000 shares authorized, none outstanding.                                       --                       --
Common Stock, no par value:
       25,000,000 shares authorized; issued and outstanding -
        1,233,062 shares in 1997 and 1,016,598 in 1996.                              18,603,000               12,172,000
Retained Earnings                                                                       706,000                4,231,000
Capital adjustment on available for sale securities                                     139,000                    7,000
                    Total Shareholders' Equity                                       19,448,000               16,410,000
                    Total Liabilities and Shareholders' Equity                     $228,923,000             $177,373,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
                                                                          For the Year Ended December 31,
                                                                         1997          1996            1995
Interest Income
     Loans, Including Fees                                        $16,107,000   $11,604,000      $9,480,000
     Investment Securities:
          Taxable                                                   1,387,000       967,000       1,389,000
          Non-taxable                                                 391,000       495,000         365,000
     Federal Funds Sold                                               383,000       154,000         181,000
     Other Short Term Investments                                      48,000        18,000          76,000
                Total Interest Income                              18,316,000    13,238,000      11,491,000

Interest Expense
       Deposits                                                     5,767,000     3,748,000       3,405,000
       Federal Funds Purchased                                          3,000        16,000           5,000
                 Total Interest Expense                             5,770,000     3,764,000       3,410,000

Net Interest Income                                                12,546,000     9,474,000       8,081,000
Provision For Credit Losses                                         1,125,000       650,000         330,000

Net Interest Income After Provision For Credit Losses              11,421,000     8,824,000       7,751,000

Noninterest Income
       Service Charges on Deposit Accounts                            761,000       651,000         535,000
       Other                                                          878,000       695,000         601,000
                Total Noninterest Income                            1,639,000     1,346,000       1,136,000

Noninterest Expense
       Salaries and Related Benefits                                4,737,000     3,829,000       3,250,000
       Occupancy                                                      812,000       779,000         747,000
       Furniture and Equipment                                        556,000       538,000         439,000
       Other                                                        2,401,000     2,178,000       2,008,000
                Total Noninterest Expense                           8,506,000     7,324,000       6,444,000

Income Before Income Taxes                                          4,554,000     2,846,000       2,443,000
Provision For Income Taxes                                          1,629,000       918,000         823,000

Net Income                                                         $2,925,000    $1,928,000      $1,620,000

Basic Earnings Per Share                                                $2.37         $1.56           $1.31
Diluted Earnings Per Share                                              $2.06         $1.40           $1.23

Average Basic Shares                                                1,233,653     1,233,006       1,236,278
Average Diluted Share Equivalents Related to Options                  183,849       146,504          82,040
Average Diluted Shares                                              1,417,502     1,379,510       1,318,318

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 1997, 1996 and 1995
                                                                                                                   Capital
                                                             Number         Common       Retained     Adjustment
                                                          of Shares          Stock       Earnings  on Securities          Total
Balance, January 1, 1995                                     830,737    $9,026,000     $3,927,000      ($310,000)   $12,643,000

Net Income for 1995                                            --             --        1,620,000           --        1,620,000
10% Stock Dividend, Including
      Payment of fractional shares                            84,393      1,286,000    (1,290,000)          --           (4,000)
Common Stock Purchased by the
   Defined Contribution Plan at $12.90 per share              10,990        142,000           --            --          142,000
Stock Options Exercised at $5.13
      to $5.93 per share                                       9,787         54,000            --           --           54,000
Capital adjustment on available for sale securities             --             --             --         438,000        438,000

Balance, December 31, 1995                                   935,907     10,508,000      4,257,000       128,000     14,893,000

Net Income for 1996                                              --             --       1,928,000           --       1,928,000
10% Stock Dividend, Including
      Payment of fractional shares                            92,835      1,950,000     (1,954,000)          --          (4,000)
Common Stock Purchased by the
   Defined Contribution Plan at $15.45 per share              11,736        181,000           --             --         181,000
Repurchase of shares by the Corporation
     at $17.75 to $21.75 per share                           (23,880)      (467,000)          --             --        (467,000)
Capital adjustment on available for sale securities             --             --             --         (121,000)     (121,000)

Balance, December 31, 1996                                 1,016,598     12,172,000      4,231,000          7,000    16,410,000

Net Income for 1997                                             --             --        2,925,000            --      2,925,000
10% Stock Dividend, Including
      Payment of fractional shares                            101,882      2,521,000    (2,526,000)           --         (5,000)
Stock Options Exercised at $6.76 per share                      4,300         29,000           --             --         29,000
Repurchase of shares by the Corporation
     at $22.50 per share                                       (1,650)       (37,000)          --             --        (37,000)
Capital adjustment on available for sale securities               --             --            --          132,000      132,000
10% Stock Dividend, Including
      Payment of fractional shares (Note 16)                   111,932      3,917,620    (3,923,620)           --        (6,000)

Balance, December 31, 1997                                   1,233,062     18,602,620       706,380        139,000   19,448,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                            For the Year Ended December 31,
                                                                        1997              1996              1995
Operating Activities:
Net Income                                                        $2,925,000        $1,928,000        $1,620,000
Adjustments to reconcile net income to
  net cash provided:
Amortization of loan fees                                         (1,383,000)         (886,000)         (691,000)
Provision for credit losses                                        1,125,000           650,000           330,000
Depreciation and amortization                                        403,000           386,000           309,000
Gain on sale of securities available-for-sale                        (11,000)          (21,000)          (19,000)
Deferred income taxes                                               (575,000)         (212,000)         (150,000)
Increase in accrued interest
    receivable and other assets                                     (929,000)          (76,000)          (34,000)
Increase in accrued interest
     payable and other liabilities                                 1,107,000           368,000           574,000
    Net Cash Provided by Operating Activities                      2,662,000         2,137,000         1,939,000

Investing Activities:

Proceeds from the maturities of investment securities              5,123,000         2,805,000        11,800,000
Proceeds from the sales of available-for-sale
  investment securities                                            1,989,000        17,779,000         7,016,000
Purchase of investment securities                                (28,801,000)       (5,216,000)      (23,895,000)
Loans originated, net of collections                             (21,865,000)      (38,867,000)      (13,143,000)
Purchase of bank premises and equipment                             (336,000)         (446,000)         (791,000)
    Net Cash Used by Investing Activities                        (43,890,000)      (23,945,000)      (19,013,000)

Financing Activities:

Net increase in deposits                                          51,581,000        21,290,000        14,629,000
Increase (decrease) in Federal Funds Purchased                    (3,600,000)        3,600,000               --
Proceeds from issuance of common stock                                29,000           181,000           196,000
Cash paid for the repurchase of common stock                         (37,000)         (467,000)              --
Cash paid in lieu of fractional shares                               (11,000)           (4,000)           (4,000)
    Net Cash Provided by Financing Activities                     47,962,000        24,600,000        14,821,000


Cash and Cash Equivalents:

Increase (decrease) in cash and cash equivalents                   6,734,000         2,792,000        (2,253,000)
Cash and cash equivalents at beginning of year                    15,409,000        12,617,000        14,870,000
    Cash and Cash Equivalents at end of year                     $22,143,000       $15,409,000       $12,617,000

Additional Cash Flow Information:
Interest Paid                                                     $5,542,000        $3,559,000        $3,672,000

Income Taxes Paid                                                 $2,140,000          $825,000          $840,000

Loans Transferred to OREO                                                --                --           $108,000

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

Cash and Due from Banks includes balances with the Federal Reserve. The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve, based primarily on the Bank's average daily deposit balances. At December 31, 1997, and 1996, the minimum average balance required for the Bank to maintain was $1,591,000 and $874,000 respectively.

Investment Securities. The Corporation classifies its investments in debt and equity securities as "held-to-maturity," or "available-for-sale." Investments classified as held-to-maturity are reported at amortized cost; investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders' equity.

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

Sales and Servicing of SBA Loans. The Corporation originates loans to customers under a Small Business Administration ("SBA") program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. The Corporation may be required to refund a portion of the sales premium received, if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no fee income on these loan sales until the 90 day period elapses. On December 31, 1997 the Corporation was holding $47,000 in pending SBA fees. A gain is recognized on the sale of SBA loans through collection on the sale of a premium over the adjusted carrying value, through retention of an ongoing rate differential less a normal service fee (excess servicing fee) between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser, or both.

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

Allowance for Credit Losses is based upon estimates of potential credit losses and is maintained at a level considered adequate to provide for losses that can be reasonably anticipated and is in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114). The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate and other conditions to determine the adequacy of the allowance. The allowance is based on estimates, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in the periods in which they become known.

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

Earnings Per Share (EPS). In March 1997, Statement of Financial Accounting Standards No. 128, Earnings Per Share, was issued (SFAS 128), which was effective December 15, 1997 and has been adopted by the Corporation in this 1997 fiscal year. As a result of adopting SFAS No 128, two EPS amounts are reported, a new EPS amount, Basic EPS, and Diluted EPS that is unchanged from the prior years reported numbers for Net Income Per Common and Common Equivalent Share.

Net Income Per Basic Share (Basic EPS) is calculated by dividing net income by weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Weighted average shares and per share amounts reflect the 10% stock dividend paid on February 2, 1998, March 31, 1997, July 31, 1996 and June 15, 1995.

Net Income Per Diluted Share (Diluted EPS) is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per share amounts reflect the 10% stock dividend paid on February 2, 1998, March 31, 1997, July 31, 1996 and June 15, 1995.

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

Significant Group Concentrations of Credit Risk. The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa and Alameda, California. The Bank has a diversified loan portfolio and grants consumer, commercial and construction real estate loans, and is not dependent on any industry or group of customers. Although the Bank has a diversified loan portfolio, a substantial portion of its loans are real estate related.

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

Accounting for Stock-based Compensation. The Corporation uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No.
25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair value based method to account for stock option plans. The fair value based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Corporation has elected to continue to use the intrinsic value method and the pro forma disclosures required by SFAS 123 are included in Note 9.

NOTE 2: INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31 follows:
                                                                       1997
                                                                     Gross          Gross
                                                  Amortized     Unrealized     Unrealized           Fair
Available-for-sale                                     Cost          Gains           Loss          Value
U.S. Treasury Securities                        $10,053,000        $66,000            --     $10,119,000
Securities of U.S. Government Agencies           16,478,000         74,000            --      16,552,000
Taxable Securities of State and
   Political Subdivisions                         6,320,000         71,000            --       6,391,000
     Total                                       32,851,000        211,000            --      33,062,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                   7,894,000         56,000            --       7,950,000
     Total Investment Securities                $40,745,000       $267,000            --     $41,012,000


                                                                       1996
                                                                     Gross          Gross
                                                  Amortized     Unrealized     Unrealized           Fair
Available-for-sale                                     Cost          Gains           Loss          Value
U.S. Treasury Securities                         $5,540,000        $22,000            --      $5,562,000
Securities of U.S. Government Agencies            1,502,000          6,000            --       1,508,000
Taxable Securities of State and
   Political Subdivisions                         3,346,000            --          17,000      3,329,000
     Total                                       10,388,000         28,000         17,000     10,399,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                   8,726,000         39,000            --       8,765,000
     Total Investment Securities                $19,114,000        $67,000        $17,000    $19,164,000

In 1997 and 1996, the Bank received proceeds from sale of investment securities of $1,989,000 and $17,779,000, respectively, and gains included in other noninterest income totaled $11,000 and $21,000 respectively.

NOTE 2 (Cont)
The maturities of the investment security portfolio at December 31, 1997 follows:

                                                    Held-to-maturity
                                                  Amortized           Fair
                                                       Cost          Value
Within one year                                  $1,502,000     $1,507,000
After one through five years                      5,120,000      5,159,000
Over five years                                   1,272,000      1,284,000
     Total                                       $7,894,000     $7,950,000
                                                  Available-for-sale
                                                  Amortized           Fair
                                                       Cost          Value
Within one year                                  $8,158,000     $8,170,000
After one through five years                     19,993,000     20,157,000
Over five years                                   4,700,000      4,735,000
     Total                                      $32,851,000    $33,062,000

At December 31, 1997 and 1996, securities with an approximate book value of $4,862,000 and $5,568,000 respectively, were pledged to secure public deposits.

NOTE 3: LOANS


The majority of the Bank's loans are to customers in Contra Costa County and surrounding areas.  Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.
Outstanding loans by type were:                                     December 31
                                                               1997              1996
Real Estate Construction                                $53,894,000       $38,984,000
Real Estate Mortgages                                    23,648,000        21,591,000
Commercial                                               56,403,000        48,570,000
Installment                                              29,993,000        31,626,000

     TOTAL                                              163,938,000       140,771,000
Less: Allowance for Credit Losses                        (2,936,000)       (1,893,000)

     NET LOANS                                         $161,002,000      $138,878,000

The following table provides further information on past due and nonaccrual loans.

                                                                    December 31
                                                               1997              1996
Loans Past Due 90 Days or More, still
     accruing interest                                      $16,000               --
Nonaccrual Loans                                           $232,000           $29,000

     TOTAL                                                 $248,000           $29,000

As of December 31, 1997 and 1996, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income remains uncollected. Interest foregone on nonaccrual loans was approximately $24,000 in 1997, $9,000 in 1996, and $9,000 in 1995.

NOTE 4:  ALLOWANCES FOR CREDIT LOSSES

                                                                       For the Year Ended December 31
                                                                     1997             1996             1995
Total loans outstanding at end of period, before
     deducting allowance for credit losses                   $163,938,000     $140,771,000     $101,304,000

Average total loans outstanding during period                $149,043,000     $112,356,000      $89,518,000

Analysis of the allowance for credit losses:

Beginning Balance                                              $1,893,000       $1,528,000       $1,498,000

Charge-offs:
     Real Estate Construction                                         --               --           104,000
     Real Estate Mortgages                                            --               --               --
     Commercial                                                   139,000          263,000          162,000
     Installment                                                   54,000           58,000           53,000

          TOTAL CHARGE-OFFS                                       193,000          321,000          319,000

Recoveries:
     Real Estate Mortgages                                          3,000              --               --
     Commercial                                                   101,000           29,000           13,000
     Installment                                                    7,000            7,000            6,000

          TOTAL RECOVERIES                                        111,000           36,000           19,000

          NET CHARGE-OFFS                                          82,000          285,000          300,000

Provisions charged to operating expense                         1,125,000          650,000          330,000

Ending Balance                                                 $2,936,000       $1,893,000       $1,528,000

Ratio of net charge-offs to average
     total loans                                                     0.06%            0.25%            0.34%

Ratio of allowance for credit losses
     to total loans at end of period                                 1.79%            1.34%            1.51%

As of December 31, 1997, 1996 and 1995, the Corporation's recorded investment in impaired loans and the related valuation allowance calculated under SFAS No. 114 was not material.

NOTE 5:  PREMISES AND EQUIPMENT
A summary of premises and equipment follows:
                                                                  December 31
                                                                 1997           1996
Leasehold Improvements                                     $1,129,000     $1,125,000
Furniture and Equipment                                     2,593,000      2,412,000
                                                            3,722,000      3,537,000

Accumulated Depreciation and Amortization                  (2,267,000)    (2,015,000)

Premises and Equipment, Net                                $1,455,000     $1,522,000

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $403,000 in 1997, $386,000 in 1996, and $309,000 in 1995.

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

NOTE 7: Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1997 and 1996. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.



                                                1997

                                    Carrying             Fair
                                      Amount            Value
Cash and cash equivalents       $ 17,745,000     $ 17,745,000
Investment securities             41,004,000       41,012,000
Loans (net)                      161,002,000      164,830,000
Deposit liabilities              207,472,000      207,677,000
Other liabilities                  4,350,000        4,350,000






                                                1996
                                    Carrying             Fair
                                      Amount            Value
Cash and cash equivalents       $ 15,383,000     $ 15,383,000
Investment securities             19,151,000       19,164,000
Loans (net)                      138,878,000      141,057,000
Deposit liabilities              155,891,000      156,138,000
Other liabilities                    947,000          947,000


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

Loans are valued on the basis of estimated future receipts of principal and interest, discounted at various rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved.

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

NOTE 8:  INCOME TAXES

The provisions for income taxes in 1997, 1996, and 1995 consist of the following:
                                                  1997           1996           1995
CURRENT
  Federal                                   $1,574,000       $765,000       $673,000
  State                                        630,000        365,000        300,000
    TOTAL CURRENT                            2,204,000      1,130,000        973,000

DEFERRED
  Federal                                     (431,000)      (176,000)      (121,000)
  State                                       (144,000)       (36,000)       (29,000)
    TOTAL DEFERRED                            (575,000)      (212,000)      (150,000)

      TOTAL                                 $1,629,000       $918,000       $823,000

The components of the net deferred tax assets of the Bank as of December 31, 1997 and 1996 were as follows:

Deferred Tax Assets:                                             1997           1996
  Allowance for credit losses                              $1,197,000       $729,000
  Employee benefits and other                                 126,000         56,000
  State taxes                                                  67,000         67,000
    Total deferred tax assets                               1,390,000        852,000

Deferred Tax Liabilities:
  Depreciation and other                                      (18,000)       (28,000)
  Accretion and other                                         (10,000)       (37,000)
  SFAS 115 deferred tax liability                             (54,000)        (4,000)
    Total deferred tax liabilities                            (82,000)       (69,000)

      Net deferred tax asset                               $1,308,000       $783,000

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for these differences are as follows:

                                                  1997           1996           1995
Provision based on the statutory
  Federal rate of 34%                       $1,548,000       $968,000       $831,000

Increases (reduction) in income taxes resulting from:
  State franchise taxes, net of
    Federal income tax benefit                 329,000        216,000        187,000
Non-taxable interest income                   (130,000)      (178,000)      (135,000)
Other                                         (118,000)       (88,000)       (60,000)

      TOTAL                                 $1,629,000       $918,000       $823,000

Note 9: STOCK OPTIONS

In 1990, the Board of Directors of the Corporation adopted the 1990 Stock Option Plan covering an aggregate 354,312 shares (adjusted for subsequent stock dividends) of the Corporation's common stock. Under the 1990 Stock Option Plan, options to purchase shares of the Corporation's common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date. To date all options granted have been at the fair market value of the shares at the grant date, and are nontransferrable and are exercisable in installments.

As of December 31, 1997, 109,498 shares were available for future grant. The options, with the exception of one grant, are fully vested after five years and expire after ten years. The other grant is fully vested after ten years.

A summary of the status of the Corporation's stock option plan at December 31, 1997 and 1996, which presents changes during the years then ended is presented in the table below. Figures have been adjusted to reflect the 10% stock dividend issued February 3, 1998 and March 31, 1997.



                           1997     Weighted         1996    Weighted
                         Shares      average       Shares     average
                                    exercise                 exercise
                                       price                    price

Outstanding at
beginning of year       263,049       $ 6.65      256,394      $ 6.43
Granted                   8,525       $21.26        6,655      $14.94
Exercised                 5,204       $ 6.19           --          --
Outstanding at
end of year             266,370       $ 6.95      263,049      $ 6.65
Exercisable at
end of year             245,572       $ 6.67      245,243      $ 6.50
Weighted average
fair value of
options granted
during the year                       $ 9.65                   $ 7.92


Had the Corporation used the fair value method prescribed by SFAS 123 (See Note 1), the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:



                                     1997             1996
Net Income:
   As reported                 $2,925,000       $1,928,000
   Pro forma                    2,901,000        1,920,000

Basic Earnings per share:
   As reported                 $     2.37       $     1.56
   Pro forma                         2.35             1.55

Diluted Earnings per share:
   As reported                 $     2.06       $     1.40
   Pro forma                         2.05             1.39

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost, indicated above, may not be representative of that to be expected in future years. The Corporation did not grant stock options in 1995, and as such, there is no pro forma reduction of net income.

The following table summarizes information about stock options outstanding at December 31, 1997.

                             Options
                             Outstanding:               Options
                             Weighted       Weighted   Exercisable:   Weighted
Range of     Number          Average        Average    Number         Average
exercise     Outstanding     Contractual    Exercise   Exercisable    Exercise
prices       at 12/31/97     Life           Price      at 12/31/97    Price

$ 5.59 to
$ 6.21       217,854         6.08           $ 6.06     207,868        $ 6.06
$ 7.45 to
$11.29        33,337         8.43           $ 9.91      33,337        $ 9.91
$14.93 to
$22.05        15,180         2.07           $18.49       4,367        $17.40


The fair value of each option grant in 1997 and 1996, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: risk free rate of 7.00% and 6.75%, no expected dividend yield, expected life of 8 years and expected volatility of 17.84% and 16.41% respectively.

NOTE 10:  COMMITMENTS AND CONTINGENCIES

As of December 31, 1997 the approximate future minimum net rental payments under non-cancellable operating leases for premises were as follows:

                         Year                        Amount
                          1998                      $658,000
                          1999                       643,000
                          2000                       566,000
                          2001                       193,000
                          2002                       142,000
                   Thereafter                      1,304,000

                        Total                     $3,506,000

Rental expense for premises under operating leases included in occupancy expense was $527,000, $507,000, and $472,000, in 1997,
1996, and 1995, respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 1997, the Bank had outstanding approximately
$91,230,000 in undisbursed loan commitments and $928,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements taking into account the terms of the agreements and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 1997 was immaterial.

NOTE 11:  DEFINED CONTRIBUTION PLAN


Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $162,000, $144,000, and $124,000 in 1997, 1996, and 1995. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

NOTE 12:  OTHER NONINTEREST EXPENSE

Other noninterest expense is comprised of the following:
                                                       1997           1996           1995
Data Processing                                    $336,000       $293,000       $229,000
Bus.Development & Education                         239,000        235,000        197,000
Telephone and Postage                               265,000        241,000        207,000
Professional Fees                                   244,000        193,000        306,000
Supplies                                            211,000        192,000        138,000
Marketing                                           151,000        163,000        123,000
Regulatory Fees                                      47,000         21,000        153,000
Other                                               908,000        840,000        655,000

TOTAL                                            $2,401,000     $2,178,000     $2,008,000

NOTE 13:  RESTRICTIONS ON SUBSIDIARY TRANSACTIONS


The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank's net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank's retained earnings. Under these restrictions, $6,159,000 of the Bank's retained earnings were available for dividends at December 31, 1997.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders equity. Under these provisions, secured loans and advances to the Corporation were limited to $1,846,000 as of December 31, 1997. There were no such extensions of credit by the Bank in 1997 or 1996.

NOTE 14:  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION


A summary of the financial statements of BWC Financial Corp.
     (parent company only) follows:
                                                                     December 31
SUMMARY BALANCE SHEETS                                      1997                          1996
ASSETS
Cash on Deposit with the Bank                           $660,000                      $681,000
Investment in the Bank                                18,461,000                    15,558,000
Investment in BWC Real Estate                            333,000                       171,000

     TOTAL ASSETS                                    $19,454,000                   $16,410,000

LIABILITIES
Taxes Payable                                                --                            --
SHAREHOLDERS' EQUITY
Common Stock                                         $14,685,000                   $12,172,000
Retained Earnings                                      4,769,000                     4,238,000
     TOTAL SHAREHOLDERS' EQUITY                      $19,454,000                   $16,410,000

     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                       $19,454,000                   $16,410,000

SUMMARY STATEMENTS OF INCOME                                   FOR THE YEAR ENDED DECEMBER 31,
                                                            1997           1996           1995
Expenses - General and Administrative                    $13,000        $13,000        $13,000

Loss before income taxes and
     equity in undistributed net income
     of Subsidiaries                                     (13,000)       (13,000)       (13,000)
Income tax benefit (provision)                             5,000          8,000        (21,000)

Equity in undistributed net income
     of BWC Real Estate                                  162,000        107,000         91,000
Equity in undistributed net income
     of the Bank                                       2,771,000      1,826,000      1,563,000

NET INCOME                                            $2,925,000     $1,928,000     $1,620,000
NOTE 14 (Continued)

SUMMARY STATEMENTS OF CASH FLOWS                               FOR THE YEAR ENDED DECEMBER 31,

OPERATING ACTIVITIES:                                       1997           1996           1995
Net Income                                            $2,925,000     $1,928,000     $1,620,000
Adjustments to reconcile net income
     to net cash provided (used) by operating activities:
Equity in undistributed net income
     of Subsidiaries                                  (2,933,000)    (1,933,000)    (1,563,000)
Taxes Payable                                                --         (21,000)        21,000

          NET CASH PROVIDED (USED) BY
          OPERATING ACTIVITIES                            (8,000)       (26,000)        78,000

FINANCING ACTIVITIES:
Proceeds from issuance of common stock                    29,000        181,000        196,000
Cash paid in lieu of fractional shares                    (5,000)        (4,000)        (4,000)
Shares repurchased by the Corporation                    (37,000)      (467,000)           --
Investment in BWC Real Estate                                --         (10,000)       (29,000)
          NET CASH PROVIDED (USED) BY
          FINANCING ACTIVITIES                           (13,000)      (300,000)       163,000

Increase (Decrease) in Cash                              (21,000)      (326,000)       241,000

CASH ON DEPOSIT WITH THE BANK:
Beginning of year                                        681,000      1,007,000        766,000
End of year                                             $660,000       $681,000     $1,007,000

NOTE 15: Regulatory Matters

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Corporation and the Bank meet all capital adequacy requirements to which the are subject.

As of December 31, 1997, the most recent notification from FDIC categorized the Corporation and the Bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 15: (Continued)

The Bank's actual capital amounts and ratios are also presented in the table.
                                                                          Minimum
                                                                          Capital                 Minimum
                                                         Actual          Adequacy                for Well
                                           Amount        Ratio       Requirements             Capitalized
As of December 31, 1997
  Total Capital (to Risk
    Weighted Assets)
    Consolidated:                            $21,539,000  12.15%       $14,178,000  > 8.0      $17,723,000  >10.0
    Bank of Walnut Creek:                    $20,546,000  11.59%       $14,178,000  > 8.0      $17,723,000  >10.0

Tier 1 Capital (to Risk
  Weighted Assets)
  Consolidated:                              $19,315,000  10.90%        $7,089,000  > 4.0      $10,634,000  > 6.0
  Bank of Walnut Creek:                      $18,322,000  10.34%        $7,089,000  > 4.0      $10,634,000  > 6.0

Tier 1 Capital (to
  Average Assets)
  Consolidated:                              $19,315,000   9.64%        $8,016,000  > 4.0      $10,021,000  > 5.0
  Bank of Walnut Creek:                      $18,322,000   9.15%        $8,006,000  > 4.0      $10,008,000  > 5.0

As of December 31, 1996
  Total Capital (to Risk
    Weighted Assets)
    Consolidated:                            $18,276,000  12.24%       $11,943,000  > 8.0      $14,929,000  >10.0
    Bank of Walnut Creek:                    $17,417,000  11.67%       $11,943,000  > 8.0      $14,929,000  >10.0

Tier 1 Capital (to Risk
  Weighted Assets)
  Consolidated:                              $16,410,000  10.99%        $5,972,000  > 4.0       $8,957,000  > 6.0
  Bank of Walnut Creek:                      $15,551,000  10.42%        $5,972,000  > 4.0       $8,957,000  > 6.0

Tier 1 Capital (to
  Average Assets)
  Consolidated:                              $16,410,000   9.87%        $6,651,000  > 4.0       $8,313,000  > 5.0
  Bank of Walnut Creek:                      $15,551,000   9.35%        $6,653,000  > 4.0       $8,316,000  > 5.0

                                                    1997                      1996
Bank Risk weighted assets                   $177,228,000              $149,290,000
Bank Average assets                         $200,162,000              $166,320,000

Corp. Risk weighted assets                  $177,228,000              $149,290,000
Corp. Average assets                        $200,411,000              $166,320,000


Corp. Mo. Ave. BWCRE Inv.                       $248,622

NOTE 16:  Shareholders' Equity

Dividends and Capital Transactions

On January 27, 1998, the Board of directors declared a 10% stock dividend to shareholders of record as of February 3, 1998. The distribution date was set as February 17, 1998 and fractional shares were to be paid in cash at a value of $35 per share. All share and per share data in the 1997 annual report, as appropriate, reflect this dividend. Accordingly, $3,924,000 was transferred from retained earnings to common stock, with the exception of $5,000 which was set aside for the payment of fractional shares.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC
Financial Corp. (a California corporation) and Subsidiaries (the corporation) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Arthur Andersen, LLP

San Francisco, California
     March 2, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 1997.  The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein.
This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this annual report.

                                                         1997            1996            1995            1994            1993
SUMMARY OF EARNINGS
Interest Income                                   $18,316,000     $13,238,000     $11,491,000      $9,673,000      $8,458,000
Interest Expense                                    5,770,000       3,764,000       3,410,000       2,547,000       2,333,000
     Net Interest Income                           12,546,000       9,474,000       8,081,000       7,126,000       6,125,000
Provision for Credit Losses                         1,125,000         650,000         330,000         255,000         120,000
Net Interest Income after Provision
     for Credit Losses                             11,421,000       8,824,000       7,751,000       6,871,000       6,005,000
Noninterest Income                                  1,639,000       1,346,000       1,136,000         651,000         616,000
Noninterest Expense                                 8,506,000       7,324,000       6,444,000       5,867,000       5,397,000
Income Before Income Taxes                          4,554,000       2,846,000       2,443,000       1,655,000       1,224,000
Provision for Income Taxes                          1,629,000         918,000         823,000         481,000         377,000
     NET INCOME                                     2,925,000       1,928,000       1,620,000       1,174,000         847,000

Diluted Earnings Per Share (1)                          $2.06           $1.40           $1.23           $0.91           $0.62
Average Diluted Shares (1)                          1,417,502       1,379,510       1,318,318       1,295,579       1,363,606
Book Value Per Diluted Share (1)                       $13.72          $11.90          $11.30           $9.76           $8.66

SUMMARY BALANCE SHEETS AT DECEMBER 31
Cash and Due from Banks                           $17,745,000     $15,383,000     $11,377,000      $8,552,000      $5,161,000
Federal Funds Sold                                  4,350,000             --        1,230,000       3,300,000       3,965,000
Other short Term Investments                           48,000          26,000          10,000       3,018,000             --
Investment Securities                              40,956,000      19,125,000      34,471,000      28,754,000      22,974,000
Loans, Net                                        161,002,000     138,878,000      99,776,000      86,411,000      80,916,000
Other Assets                                        4,822,000       3,961,000       3,733,000       3,109,000       2,401,000
     TOTAL ASSETS                                $228,923,000    $177,373,000    $150,597,000    $133,144,000    $115,417,000

Noninterest-bearing Deposits                      $59,847,000     $41,766,000     $36,854,000     $27,340,000     $22,355,000
Interest-bearing Deposits                         147,625,000     114,125,000      97,747,000      92,632,000      80,811,000
Federal Funds Purchased                                   --        3,600,000             --              --              --
Other Liabilities                                   1,997,000       1,472,000       1,103,000         529,000         437,000
Shareholders' Equity                               19,454,000      16,410,000      14,893,000      12,643,000      11,814,000
     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                   $228,923,000    $177,373,000    $150,597,000    $133,144,000    $115,417,000

(1) All share and per-share amounts give effect to 10% stock dividends in February 1998, March 1997, July 1996, June 1995,
    and April 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS


Net Income

Net income in 1997 was $2,925,000 which represented an increase of $997,000 over 1996 net income. It reflects a return on average assets of 1.46% and a return on average equity of 16.46%, as compared to 1996 which saw a return on average assets of 1.27% and a return on average equity of 12.45%. The Corporation's average earning assets increased $45,470,000 during 1997 as compared to 1996.

Net income in 1995 was $1,620,000 which represented a 1.20% return on average asset and a return on average equity of 11.75%.


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

Total interest income in 1997 increased $5,078,000 over 1996. Of this increase, 87% was related to the increase in the volume of average earning assets in 1997 as compared to 1996, and 13% was related to higher interest rates.

Total interest expense in 1997 increased $2,006,000 over 1996. As with interest income, the majority of the increase, or 80%, was due to the growth in interest bearing deposits between the respective periods, and 20% due to higher interest rates.

Based on the above factors affecting interest income and interest expense, net interest income increased $3,072,000 during 1997 as compared to 1996.

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

The Corporation's net interest margin for 1997 was 6.82%, relatively unchanged (.05% lower) from that earned during 1996. During 1997 the prime rate averaged 8.44% as compared to the average prime rate during 1996 of 8.27%.

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

The ratio of the allowance for credit losses to total loans as of December 31, 1997 was 1.79%. Management considers the level of reserves adequate to provide for potential future losses. Additional provisions of $1,125,000 were made during 1997 against net charge-offs of $82,000.

The ratio of the allowance for credit losses to total loans as of December 31, 1996 was 1.34%. Additional provisions of $650,000 were made during 1996 against net charge-offs of $285,000.


Noninterest Income

Total noninterest income in 1997 of $1,639,000 was $293,000 greater than earned in 1996. Income from service charges increased $110,000 between the respective periods and Other Income increased $183,000.

Total noninterest income in 1996 of $1,346,000 was $210,000 greater than earned in 1995. Income from service charges increased $116,000 between the respective periods and Other Income increased $170,000.


Noninterest Expense

1997 vs 1996
Total noninterest expense in 1997 increased $1,182,000 over that of 1996.

Officer and staff salaries reflect an increase of $908,000 over that of 1996. The increase between the two periods was related to salary and merit increases on existing staff and bonuses paid under incentive and performance plans and to staff number increases. Due to growth and expansion in departments and branch offices, full time equivalent (FTE) averaged 81.3 as compared to 71.5 during 1996.

Total occupancy expense increased $33,000 between the respective periods. This is partly related to a full year of lease expense for the Corporation's office in Fremont, which was opened in midyear 1996. It also reflects increases in operating leases and costs on other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $18,000 from the previous year, related primarily to additions, replacements, and service of equipment.

Other operating expenses increased $223,000 over the comparable expenses in 1996. Most categories of operating expenses increased, reflecting the growth and expansion of the Corporation.

1996 vs 1995
Total noninterest expense in 1996 increased $880,000 over that of 1995.

Officer and staff salaries reflect an increase of $579,000 over that of 1995. The increase between the two periods was related to salary and merit increases on existing staff and bonuses paid under incentive and performance plans and to staff number increases. Due to growth and expansion in departments and branch offices, full time equivalent (FTE) averaged 71.5 as compared to 64.0 during 1995.

Total occupancy expense increased $32,000 between the respective periods. This is partly related to the new office in Fremont, opened in midyear. It also reflects increases in operating leases and costs on other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $99,000 from the previous year, related primarily to additions and replacements of computer equipment.

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

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 1997 and 1996.

The FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest rated banks.

The Bank's leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 1997 and 1996.
See Footnote 15.


Liquidity

Liquidity is a key aspect of the overall financial condition of a bank. The primary source of liquidity for the Corporation is its marketable securities, and federal funds sold. Marketable securities are investments of high grade which may be sold with minimal risk of market loss.

Cash, investment securities, and other temporary investments represent 27% of total assets at December 31, 1997 as compared to 19% of total assets at December 31, 1996. The increase in liquidity between the respective periods was related to a 33% growth in deposits between the respective periods, as compared to a loan growth of 16%.

The Corporation's management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis, including undisbursed loan commitments and future payments receivable. Additionally, the Corporation has available from correspondent banks, federal fund lines of credit totaling $13,000,000.


Year 2000 Issue

The Corporation has assessed and continues to assess the impact of the Year 2000 Issue on its reporting systems and operations. The Year 2000 Issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date occurs, date sensitive systems may recognize the year 2000 as 1900 or not at all. This type of inability to recognize or properly treat the year 2000 could cause some systems to process critical financial and operations information incorrectly.

The Corporation is not aware of any Year 2000 Issues in the hardware or software it uses to process critical financial and operations information. Assurances have been received from third party vendors that our systems are Year 2000 compliant. The Corporation will continue to assess and test its systems throughout this year and the next.


General
1997

The nation, and California, showed continued economic strength and growth. The Federal Reserve maintained a holding pattern and the national economy has reflected strong growth with little, if any, signs of inflation. California has, in particular, shown above average growth and strength in its economy.

The Federal Reserve held interest rates steady with only one change occurring in March, 1997, resulting in an increase in the prime rate from 8.25% to 8.50%.

BWC Financial Corp. enjoyed a growth of 29% or $51,550,000, in total assets, from the prior year. Total deposit growth was 33% and loan growth was 16%.

The Corporation's mortgage financial service subsidiary, BWC Real Estate, continues to be a profitable addition to the Corporation.

1996

The nation, and California, showed continued economic strength and growth over 1995. The Federal Reserve maintained a cautious policy that has avoided inflationary spending and allowed modest but stable growth.

The Federal Reserve held interest rates steady with only one change occurring in February, 1996, resulting in a decrease in the prime rate from 8.5% to 8.25%.

BWC Financial Corp. enjoyed a growth of 18% or $26,776,000, from the prior year. Total deposit growth was 16% and loan growth was very strong, reflecting a 40% increase.

The Corporation's new mortgage financial service subsidiary, BWC Real Estate, was a profitable addition to the Corporation.


Common Stock Prices

The common stock of BWC Financial Corp. is traded in the over-the-counter market through market makers.

At December 31, 1997, BWC Financial Corp. had 436 shareholders of record. At December 31, 1996, BWC Financial Corp. had 472 shareholders of record.

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

According to the principal market makers, the high and low bid quotations for 1997 and 1996 were:


                               1997
                1st Quarter             2nd Quarter
                $23.875 - $24.50        $23.75 - $24.75

                3rd Quarter        4th Quarter
                $24.625 - $26.75        $30.625 - 36.50

                                1996
                1st Quarter             2nd Quarter
                $16.75 - $19.25 $18.50 - $20.75

                3rd Quarter        4th Quarter
                $18.25 - $24.50 $23.25 - 24.25


A 10% stock dividend was granted to shareholders of record on February 2, 1998, March 31, 1997 and on July 31, 1996. Common stock prices have not been adjusted to reflect the above stock dividends.


Interest Rate Risk Management

Movement in interest rates can create fluctuations in the Corporation's income and economic value due to an imbalance in the re-pricing or maturity of assets or liabilities. The components of interest rate risk which are actively measured and managed include: re-pricing risk, and the risk of non-parallel shifts in the yield curve. Interest rate risk exposure is actively managed with the goal of minimizing the impact of interest rate volatility on current earnings and on the market value of equity.

In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to re-pricing or maturity characteristics. Therefore, the Corporation uses a variety of measurement tools to monitor and control the overall interest rate risk exposure of the on-balance-sheet positions. For each measurement tool, the level of interest rate risk created by the assets and liabilities, are a function primarily of their contractual interest rate re-pricing dates and contractual maturity (including principal amortization) dates.

Static gap analysis is one of the tools used for interest rate risk measurement. The net difference between the amount of assets and liabilities within a cumulative calendar period, is typically referred to as the "rate sensitivity position."

The Corporation's policy is to maintain the cumulative one-year-gap ratio (assets to liabilities) within a .95 to a 1.25 range. The following table details the Corporation's static gap position. As of December 31, 1997, the cumulative one-year gap ratio of assets to liabilities, was 1.17.

In addition to performing static gap analysis to help manage interest rate risk, the Corporation also performs an earnings simulation analysis to identify the interest rate risk exposures resulting from the Corporation's asset and liability positions, such as its loans, investment securities and customer deposits. The earnings simulation analysis as of December 31, 1997 estimated that a 2% interest rate decrease could lower pretax earnings by $710,000, which was 15.6% of 1997 pre tax net income.

This earnings simulation does not account for the potential impact of loan prepayments, deposit drifts, or other balance sheet movements in response to modeled changes in interest rates, and the resulting effect, if any, on the corporation's simulated earnings analysis.

INTEREST RATE SENSITIVITY

Proper management of the rate sensitivity and maturities of assets and liabilities is required to provide an optimum and stable net interest margin.  Interest rate sensitivity spread management is an important tool for achieving  this objective and for developing strategies and means to improve profitability.  The schedules shown below reflect the interest rate sensitivity position of the Corporation as of December 31, 1997.  Management believes that the sensitivity ratios reflected in these schedules fall within acceptable ranges, and represent no undue interest rate risk to the future earnings prospects of the Corporation.

                                                       3          3-6           12          1-5       Over 5
Repricing within:                                 months       months       months        years        years       Totals
December 31, 1997
ASSETS:
FFS and short term investments                     $4,398   $      --    $      --    $      --    $      --        $4,398
Investment securities                               1,001        1,517        2,989       26,996        8,453       40,956
Construction & real estate loans                   62,385        8,518        5,330        1,309          --        77,542
Commercial loans                                   50,955        4,120          928          400          --        56,403
Consumer loans                                     25,468          441          916        3,137           31       29,993
Total interest earning assets                     144,207       14,596       10,163       31,842        8,484      209,292

Allowance for loan losses                                                                                          (2,936)
Cash and due from banks                                                                                             17,745
Other assets                                                                                                         4,822
Total assets                                                                                                      $228,923

Savings and Now accounts                          $29,755   $      --    $      --    $      --    $      --       $29,755
Money market accounts                              44,406          --           --           --           --        44,406
Time deposits <$100,000                             9,731       12,894       11,926        2,278          --        36,829
Time deposits >$100,000                            17,883        7,521       10,222        1,009          --        36,635
Total interest bearing liabilities                101,775       20,415       22,148        3,287            0      147,625

Non-interest bearing deposits                                                                                       59,847
Non-interest bearing other liabilities                                                                               1,997
Shareholders equity                                                                                                 19,454
Total liabilities                                                                                                 $228,923

Rate sensitive gap                             $42,432.00   -$5,819.00  -$11,985.00   $28,555.00    $8,484.00
Cumulative rate sensitive gap                  $42,432.00   $36,613.00   $24,628.00   $53,183.00   $61,667.00
Cumulative rate sensitivity
     ratio                                           1.42         1.30         1.17         1.36         1.42