Form 10-K, Exhibit 13
period 1998-12-31
BWC FINANCIAL CORP
filed 1999-03-16
CIK 353650

 BWC FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
                                                                                                      December 31
Assets                                                                                          1998              1997
Cash and Due From Banks                                                                  $14,345,000       $17,412,000
Federal Funds Sold                                                                         2,300,000         4,350,000
Other Short Term Investments                                                                  35,000            48,000
                    Total Cash and Cash Equivalents                                       16,680,000        21,810,000

Investment Securities:
     Available for Sale                                                                   45,655,000        33,062,000
     Held to Maturity (approximate fair value of
        $13,797,000 in 1998 and $7,950,000 in 1997)                                       13,592,000         7,894,000
Loans, Net of Allowance for Credit Losses of $3,919,000
     in 1998 and $2,936,000 in 1997.                                                     183,058,000       161,002,000
Bank Premises and Equipment, Net                                                           1,303,000         1,455,000
Interest Receivable and Other Assets                                                       4,611,000         3,399,000

                    Total Assets                                                        $264,899,000      $228,622,000

Liabilities and Shareholder's Equity
Liabilities
Deposits:
     Noninterest-bearing                                                                 $69,783,000       $59,354,000
      Interest-bearing:
          Money Market Accounts                                                           64,687,000        44,406,000
          Savings and NOW Accounts                                                        37,139,000        29,755,000
          Time Deposits:
               Under $100,000                                                             34,293,000        36,829,000
               $100,000 or more                                                           32,238,000        36,635,000
               Total Interest-bearing                                                    168,357,000       147,625,000

                    Total Deposits                                                       238,140,000       206,979,000
Interest Payable and Other Liabilities                                                     2,416,000         2,195,000

                    Total Liabilities                                                    240,556,000       209,174,000

Commitments and Contingent Liabilities (Note 10)
Shareholders' Equity
Preferred Stock, no par value:
       5,000,000 shares authorized, none outstanding.                                            --                --
Common Stock, no par value:
       25,000,000 shares authorized; issued and outstanding -
        2,511,151 shares in 1998 and 1,233,051 in 1997.                                   19,002,000        18,603,000
Retained Earnings                                                                          5,006,000           706,000
Capital adjustment on available for sale securities                                          335,000           139,000
                    Total Shareholders' Equity                                            24,343,000        19,448,000
                    Total Liabilities and Shareholders' Equity                          $264,899,000      $228,622,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
                                                                                   For the Year Ended December 31,
                                                                              1998              1997              1996
Interest Income
     Loans, Including Fees                                             $18,020,000       $16,107,000       $11,604,000
     Investment Securities:
          Taxable                                                        2,698,000         1,387,000           967,000
          Non-taxable                                                      504,000           391,000           495,000
     Federal Funds Sold                                                    421,000           383,000           154,000
     Other Short Term Investments                                          219,000            48,000            18,000
                Total Interest Income                                   21,862,000        18,316,000        13,238,000

Interest Expense
       Deposits                                                          6,770,000         5,767,000         3,748,000
       Federal Funds Purchased                                               4,000             3,000            16,000
                 Total Interest Expense                                  6,774,000         5,770,000         3,764,000

Net Interest Income                                                     15,088,000        12,546,000         9,474,000
Provision For Credit Losses                                                825,000         1,125,000           650,000

Net Interest Income After Provision For Credit Losses                   14,263,000        11,421,000         8,824,000

Noninterest Income
       BWC Mortgage Services - Commissions                               3,744,000         2,077,000         1,367,000
       BWC Mortgage Services - Fees & Other                                376,000           175,000           127,000
       Service Charges on Deposit Accounts                                 832,000           761,000           651,000
       Other                                                               787,000           705,000           566,000
       Gains on Security Transactions                                      216,000            11,000            21,000
                Total Noninterest Income                                 5,955,000         3,729,000         2,732,000

Noninterest Expense
       Salaries and Related Benefits                                     5,344,000         4,737,000         3,829,000
       BWC Mortgage Services - Commissions                               2,199,000         1,201,000           785,000
       BWC Mortgage Services - Fees & Other                                825,000           537,000           389,000
       Occupancy                                                           855,000           812,000           779,000
       Furniture and Equipment                                             578,000           556,000           538,000
       Other                                                             2,961,000         2,401,000         2,178,000
                Total Noninterest Expense                               12,762,000        10,244,000         8,498,000
BWC Mortgage Services - Minority Interest                                  549,000           252,000           157,000

Income Before Income Taxes                                               6,907,000         4,654,000         2,901,000
Provision For Income Taxes                                               2,679,000         1,729,000           973,000

Net Income                                                              $4,228,000        $2,925,000        $1,928,000

Basic Earnings Per Share                                                     $1.70             $1.18             $0.71
Diluted Earnings Per Share                                                   $1.44             $1.03             $0.64

Average Basic Shares                                                     2,487,730         2,475,075         2,712,615
Average Diluted Share Equivalents Related to Options                       438,698           367,697           322,307
Average Diluted Shares                                                   2,926,428         2,842,772         3,034,922

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 1998, 1997 and 1996                                          Accumulated
                                                                                                 Other
                                                              Number       Common    Retained Comprehensive          Comprehensive
                                                           of Shares        Stock    Earnings   Income           Total      Income
Balance, January 1, 1996                                     935,907  $10,508,000  $4,257,000   $128,000   $14,893,000

Net Income for 1996                                              --           --    1,928,000        --      1,928,000  $1,928,000
Other Comprehensive Income, net of tax
    benefit of $74,000                                           --           --          --    (121,000)     (121,000)   (121,000)
Comprehensive Income                                             --           --          --         --            --    1,807,000
10% Stock Dividend, Including
    Payment of fractional shares                              92,835    1,950,000  (1,954,000)       --         (4,000)
Common Stock Issued and sold to the
    Defined Contribution Plan at $15.45 per share             11,736      181,000         --         --        181,000
Repurchase and retirement of shares by the
    Corporation at $17.75 to $21.75 per share                (23,880)    (467,000)        --         --       (467,000)

Balance, December 31, 1996                                 1,016,598   12,172,000   4,231,000      7,000    16,410,000

Net Income for 1997                                              --           --    2,925,000        --      2,925,000   2,925,000
Other Comprehensive Income, net of tax
    liability of $68,000                                         --           --          --     132,000       132,000     132,000
Comprehensive Income                                             --           --          --         --            --    3,057,000
10% Stock Dividend, Including
    Payment of fractional shares                             101,882    2,521,000  (2,526,000)       --         (5,000)
Stock Options Exercised at $6.76 per share                     4,300       29,000         --         --         29,000
Repurchase and retirement of shares by the
    Corporation at $22.50 per share                           (1,650)     (37,000)        --         --        (37,000)
10% Stock Dividend, Including
    Payment of fractional shares                             111,921    3,918,000  (3,924,000)       --         (6,000)

Balance, December 31, 1997                                 1,233,051   18,603,000     706,000    139,000    19,448,000
(CHANGES IN SHAREHOLDERS' EQUITY CONTINUED)

Net Income for 1998                                              --           --    4,228,000        --      4,228,000   4,228,000
Other Comprehensive Income, net of tax
    liability of $134,000                                        --           --          --     196,000       196,000     196,000
Comprehensive Income                                             --           --          --         --            --   $4,424,000
Two for one Stock Split                                     1,248,832         --          --         --
Stock Options Exercised at $3.50 to $5.59 per share           15,741       57,000         --         --         57,000
Common Stock Issued and sold to the
    Defined Contribution Plan at $24.06 per share             16,527      398,000         --         --        398,000
Repurchase and retirement of shares by the
    Corporation at $18.25 to $19.00 per share                 (3,000)     (56,000)        --         --        (56,000)
Adjustment for tax benefit resulting from the exercises
  of incentive stock options.                                    --           --       72,000        --         72,000

Balance, December 31, 1998                                 2,511,151  $19,002,000  $5,006,000   $335,000   $24,343,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                For the Year Ended December 31,
                                                                           1998              1997              1996
Operating Activities:
Net Income                                                           $4,228,000        $2,925,000        $1,928,000
Adjustments to reconcile net income to
  net cash provided:
Amortization of loan fees                                            (1,657,000)       (1,383,000)         (886,000)
Provision for credit losses                                             825,000         1,125,000           650,000
Depreciation and amortization                                           416,000           403,000           386,000
Gain on sale of securities available-for-sale                          (216,000)          (11,000)          (21,000)
Deferred income taxes                                                  (543,000)         (575,000)         (212,000)
Increase in accrued interest
    receivable and other assets                                        (669,000)         (906,000)          (76,000)
Increase in accrued interest
     payable and other liabilities                                      221,000           594,000           368,000
    Net Cash Provided by Operating Activities                         2,605,000         2,172,000         2,137,000

Investing Activities:

Proceeds from the maturities of investment securities                 3,983,000         5,123,000         2,805,000
Proceeds from the sales of available-for-sale
  investment securities                                              25,833,000         1,989,000        17,779,000
Purchase of investment securities                                   (47,623,000)      (28,801,000)       (5,216,000)
Loans originated, net of collections                                (21,224,000)      (21,865,000)      (38,867,000)
Purchase of bank premises and equipment                                (264,000)         (336,000)         (446,000)
    Net Cash Used by Investing Activities                           (39,295,000)      (43,890,000)      (23,945,000)

Financing Activities:

Net increase in deposits                                             31,161,000        51,738,000        21,290,000
Increase (decrease) in Federal Funds Purchased                              --         (3,600,000)        3,600,000
Proceeds from issuance of common stock                                  455,000            29,000           181,000
Cash paid for the repurchase of common stock                            (56,000)          (37,000)         (467,000)
Cash paid in lieu of fractional shares                                      --            (11,000)           (4,000)
    Net Cash Provided by Financing Activities                        31,560,000        48,119,000        24,600,000


Cash and Cash Equivalents:

Increase (decrease) in cash and cash equivalents                     (5,130,000)        6,401,000         2,792,000
Cash and cash equivalents at beginning of year                       21,810,000        15,409,000        12,617,000
    Cash and Cash Equivalents at end of year                        $16,680,000       $21,810,000       $15,409,000

Additional Cash Flow Information:
Interest Paid                                                        $6,911,000        $5,542,000        $3,559,000

Income Taxes Paid                                                    $2,228,000        $2,140,000          $825,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: Summary of Significant Accounting Policies. The accounting and reporting policies of BWC Financial Corp. (the "Corporation") and its subsidiaries, Bank of Walnut Creek (the "Bank"), and BWC Real Estate, conform with generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant accounting policies.

Nature of Operations. BWC Financial Corp. operates four branches in Contra Costa County and three in northern Alameda County. The Corporation's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

Basis of Presentation. The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation. BWC Real Estate, a subsidiary of the Corporation, was formed in 1994 to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. As BWC Real Estate owns 51% of this joint venture, the Corporation has consolidated BWC Mortgage Services for the years then ended December 31, 1998, 1997 and 1996. The real estate brokerage firm's joint venture interest is shown as minority interests in the financial statements. Previously issued financial statements for the years ended December 31, 1997 and 1996 accounted for BWC Mortgage Services using the equity method, as the subsidiary was not considered material. The restatement of prior years has no effect on net income.

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

Sales and Servicing of SBA Loans. The Corporation originates loans to customers under a Small Business Administration ("SBA") program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. The Corporation may be required to refund a portion of the sales premium received, if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no gain or loss on these loan sales until the 90 day period elapses. On December 31, 1998 the Corporation was holding $142,000 in pending SBA fees. A gain is recognized on the sale of SBA loans through collection on the sale of a premium over the adjusted carrying value, through retention of an ongoing rate differential less a normal service fee (excess servicing fee) between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser, or both.

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

Earnings Per Share (EPS). In accordance with SFAS No. 128, two EPS amounts are reported, Basic EPS, and Diluted EPS.

Net Income Per Basic Share (Basic EPS) is calculated by dividing net income by weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Weighted average shares and per share amounts reflect the 2 for 1 stock split on July 10, 1998 and the 10% stock dividend paid on February 3, 1998, March 31, 1997, and July 31, 1996.

Net Income Per Diluted Share (Diluted EPS) is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per share amounts reflect the 2 for 1 stock split July 10, 1998 and the 10% stock dividend paid on February 3, 1998, March 31, 1997, and July 31, 1996.

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

NOTE 2: INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31 follows:
                                                                       1998
                                                                     Gross          Gross
                                                  Amortized     Unrealized     Unrealized           Fair
Available-for-sale                                     Cost          Gains           Loss          Value
U.S. Treasury Securities                         $7,565,000        $97,000            --      $7,662,000
Securities of U.S. Government Agencies           22,175,000        190,000            --      22,365,000
Taxable Securities of State and
   Political Subdivisions                        11,554,000        279,000            --      11,833,000
Corporate Debt Securities                         3,820,000            --          25,000      3,795,000
     Total                                       45,114,000        566,000         25,000     45,655,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                  13,592,000        205,000            --      13,797,000
     Total Investment Securities                $58,706,000       $771,000         25,000    $59,452,000



                                                                       1997
                                                                     Gross          Gross
                                                  Amortized     Unrealized     Unrealized           Fair
Available-for-sale                                     Cost          Gains           Loss          Value
U.S. Treasury Securities                        $10,053,000        $66,000            --     $10,119,000
Securities of U.S. Government Agencies           16,478,000         74,000            --      16,552,000
Taxable Securities of State and
   Political Subdivisions                         6,320,000         71,000            --       6,391,000
     Total                                       32,851,000        211,000            --      33,062,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                   7,894,000         56,000            --       7,950,000
     Total Investment Securities                $40,745,000       $267,000            --     $41,012,000

In 1998 and 1997, the Bank received proceeds from sale of investment securities of $25,833,000 and $1,989,000 respectively, and gains included in other noninterest income totaled $216,000 and $11,000 respectively.

The maturities of the investment security portfolio at December 31, 1998 follow:

                                                    Held-to-maturity
                                                  Amortized           Fair
                                                       Cost          Value
Within one year                                  $2,356,000     $2,371,000
After one through five years                      5,374,000      5,463,000
Over five years                                   5,862,000      5,963,000
     Total                                      $13,592,000    $13,797,000

                                                  Available-for-sale
                                                  Amortized           Fair
                                                       Cost          Value
Within one year                                  $5,258,000     $5,307,000
After one through five years                     26,686,000     26,716,000
Over five years                                  13,170,000     13,632,000
     Total                                      $45,114,000    $45,655,000

At December 31, 1998 and 1997, securities with an approximate book value of $7,864,000 and $4,862,000 respectively, were pledged to secure public deposits.

NOTE 3: LOANS

The majority of the Bank's loans are to customers in Contra Costa and Alameda Counties and surrounding areas. Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.


Outstanding loans by type were:                 December 31
                                          1998              1997
Real Estate Construction           $69,054,000       $53,894,000
Real Estate Mortgages               21,533,000        23,648,000
Commercial                          64,261,000        56,403,000
Installment                         32,129,000        29,993,000

     TOTAL                         186,977,000       163,938,000
Less: Allowance for Credit Losses   (3,919,000)       (2,936,000)

     NET LOANS                    $183,058,000      $161,002,000

The following table provides further information on past due and nonaccrual loans.

                                               December 31
                                         1998              1997
Loans Past Due 90 Days or More, still
     accruing interest                     $0           $16,000
Nonaccrual Loans                   $2,176,000          $232,000

     TOTAL                         $2,176,000          $248,000


As of December 31, 1998, the Corporation's recorded investment in impaired loans was $2,176,000. Due to the loans underlying collateral value, no valuation allowance was required. For the years ending December 31, 1997 and 1996, the Corporation's recorded investment in impaired loans and the related valuation allowance calculated under SFAS No. 114 was not material.

As of December 31, 1998 and 1997, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income remains uncollected. Interest foregone on nonaccrual loans was approximately $89,000 in 1998, $24,000 in 1997, and $9,000 in 1996.

NOTE 4:  ALLOWANCES FOR CREDIT LOSSES


                                                                             For the Year Ended December 31
                                                                         1998              1997              1996
Total loans outstanding at end of period, before
     deducting allowance for credit losses                       $186,977,000      $163,938,000      $140,771,000

Average total loans outstanding during period                    $166,698,000      $149,043,000      $112,356,000

Analysis of the allowance for credit losses:

Beginning Balance                                                  $2,936,000        $1,893,000        $1,528,000

Charge-offs:
     Real Estate Construction                                             --                --                --
     Real Estate Mortgages                                                --                --                --
     Commercial                                                        17,000           139,000           263,000
     Installment                                                       96,000            54,000            58,000

          TOTAL CHARGE-OFFS                                           113,000           193,000           321,000

Recoveries:
     Real Estate Mortgages                                             40,000             3,000               --
     Commercial                                                       215,000           101,000            29,000
     Installment                                                       16,000             7,000             7,000

          TOTAL RECOVERIES                                            271,000           111,000            36,000

          NET CHARGE-OFFS (RECOVERIES)                               (158,000)           82,000           285,000

Provisions charged to operating expense                               825,000         1,125,000           650,000

Ending Balance                                                     $3,919,000        $2,936,000        $1,893,000

Ratio of net charge-offs (recoveries)
     to average total loans                                            (0.09)%             0.06%             0.25%

Ratio of allowance for credit losses
     to total loans at end of period                                     2.10%             1.79%             1.34%

NOTE 5:  PREMISES AND EQUIPMENT
A summary of premises and equipment follows:

                                                            December 31,
                                                          1998           1997

Leasehold Improvements                              $1,141,000     $1,129,000
Furniture and Equipment                              2,834,000      2,593,000
                                                     3,975,000      3,722,000
Accumulated Depreciation and Amortization           (2,672,000)    (2,267,000)

Premises and Equipment, Net                         $1,303,000     $1,455,000


The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $416,000 in 1998, $403,000 in 1997, and $386,000 in 1996.

NOTE 6:  COMPREHENSIVE INCOME

The Bank has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), as of January 1, 1998. This statement established standards for the reporting and display of comprehensive income and its components in the financial statements.
For the Bank, comprehensive income includes net income reported on the statements of income and changes in the fair value of its available-for-sale investments reported as a component of shareholders' equity.

The components of other comprehensive income for the years ended December 31, 1998, 1997 and 1996, are as follows:

                                                   1998       1997       1996

Unrealized gain (loss) arising
during the period, net of tax.                 $330,000   $139,000  ($108,000)

Reclassification adjustment for
net realized gains on securities
available for sale included in
net income during the year, net
of tax.                                         134,000      7,000     13,000

Net unrealized gain (loss)
included in other comprehensive
income.                                       $ 196,000   $132,000  ($121,000)

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1998 and 1997. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.


                                                       1998

                                           Carrying             Fair
                                             Amount            Value
Cash and cash equivalents               $ 16,680,000      $ 16,680,000
Investment securities                     59,247,000        59,452,000
Loans (net)                              183,058,000       185,594,000
Deposit liabilities                      238,140,000       240,571,000
Other liabilities                          2,416,000         2,416,000



                                                       1997
                                           Carrying              Fair
                                             Amount             Value
Cash and cash equivalents               $ 21,810,000       $ 21,810,000
Investment securities                     40,956,000         41,012,000
Loans (net)                              161,002,000        164,830,000
Deposit liabilities                      206,979,000        207,677,000
Other liabilities                          2,195,000          2,195,000

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

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

NOTE 8:  INCOME TAXES

The provisions for income taxes in 1998, 1997, and 1996 consist of the following:

                                             1998         1997         1996
CURRENT
  Federal                              $2,286,000   $1,674,000     $820,000
  State                                   936,000      630,000      365,000
    TOTAL CURRENT                       3,222,000    2,304,000    1,185,000

DEFERRED
  Federal                                (383,000)    (431,000)    (176,000)
  State                                  (160,000)    (144,000)     (36,000)
    TOTAL DEFERRED                       (543,000)    (575,000)    (212,000)

      TOTAL                            $2,679,000   $1,729,000     $973,000


The components of the net deferred tax assets of the Bank as of December 31, 1998 and 1997 were as follows:

Deferred Tax Assets:                                      1998         1997
  Allowance for credit losses                       $1,551,000   $1,197,000
  Employee benefits and other                          202,000      126,000
  State taxes                                          152,000       67,000
    Total deferred tax assets                        1,905,000    1,390,000

Deferred Tax Liabilities:
  Depreciation and other                                   --       (18,000)
  Accretion and other                                      --       (10,000)
  SFAS 115 deferred tax liability                     (206,000)     (54,000)
    Total deferred tax liabilities                    (206,000)     (82,000)

      Net deferred tax asset                        $1,699,000   $1,308,000


The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for these differences are as follows:

                                             1998         1997         1996
Provision based on the statutory
  Federal rate of 34%                  $2,348,000   $1,582,000     $986,000

Increases (reduction) in income taxes resulting from:
  State franchise taxes, net of
    Federal income tax benefit            500,000      329,000      216,000
Non-taxable interest income              (188,000)    (130,000)    (178,000)
Other                                      19,000      (52,000)     (51,000)

      TOTAL                            $2,679,000   $1,729,000     $973,000

Note 9: STOCK OPTIONS

In 1990, the Board of Directors of the Corporation adopted the 1990 Stock Option Plan covering an aggregate 708,624 shares (adjusted for subsequent stock dividends and the stock split) of the Corporation's common stock. Under the 1990 Stock Option Plan, options to purchase shares of the Corporation's common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date. To date all options granted have been at the fair market value of the shares at the grant date, and are nontransferable and are exercisable in installments.

As of December 31, 1998, 100,837 shares were available for future grant. The options, with the exception of one grant, are fully vested after five years and expire after ten years. The other grant is fully vested after ten years.

A summary of the status of the Corporation's stock option plan at December 31, 1998, 1997 and 1996, which presents changes during the years then ended is presented in the table below. Figures have been adjusted to reflect the 2 for 1 stock split issued July 10, 1998 and to the 10% stock dividends given in February 1998, March 1997 and July 1996.

                            Weighted              Weighted            Weighted
                            average               average             average
                 1998       exercise    1997      exercise   1996     exercise
                 Shares     price       Shares    price      Shares   price

Outstanding at
beginning of
year            532,740     $ 3.48     526,098    $ 3.33    512,788   $ 3.22

Granted          64,641     $15.59      17,050    $10.63     13,310   $ 7.47

Exercised        16,841     $ 3.65      10,408    $ 3.10         --   $   --

Outstanding at
end of year     580,540     $ 4.87     532,740    $ 3.48    526,098   $ 3.33

Exercisable at
end of year     510,009     $ 3.70     491,144    $ 3.34   490,486    $ 3.25

Weighted average
fair value of
options granted
during the year             $ 9.32                $ 4.83              $ 3.96

Had the Corporation used the fair value method prescribed by SFAS 123 (See
Note 1), the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                            1998          1997          1996
Net Income:
   As reported        $4,228,000    $2,925,000    $1,928,000
   Pro forma           4,110,000     2,901,000     1,920,000

Basic Earnings per share:
   As reported       $     1.70     $     1.18    $     0.71
   Pro forma               1.65           1.17          0.70

Diluted Earnings per share:
   As reported      $     1.44      $     1.02    $     0.64
   Pro forma              1.40            1.02          0.63


The fair value of each option grant in 1998, 1997 and 1996, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: risk free rate of 7.00% for 1998 and 1997 and 6.75% for 1996, no expected dividend yield, expected life of 8 years and expected volatility of 24.26% in 1998, 17.84% in 1997 and 16.41% in 1996.

Because SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost, indicated above, may not be representative of that to be expected in future years.

The following table summarizes information about stock options outstanding at December 31, 1998.

                            Options
                            Outstanding:                Options
                            Weighted         Weighted   Exercisable:  Weighted
Range of     Number         Average          Average    Number        Average
exercise     Outstanding    Contractual      Exercise   Exercisable   Exercise
prices       at 12/31/98    Life Remaining   Price      at 12/31/98   Price

$ 2.79 to
$ 9.92      519,540           2.76          $ 3.49     495,609       $ 3.32

$11.02 to
$19.13       61,000           8.38          $17.66      14,400       $16.65

NOTE 10:  COMMITMENTS AND CONTINGENCIES

As of December 31, 1998 the approximate future minimum net rental payments under non-cancellable operating leases for premises were as follows:

                         Year                        Amount
                          1999                      $677,000
                          2000                       583,000
                          2001                       205,000
                          2002                       154,000
                          2003                       154,000
                    Thereafter                      1,046,000

                        Total                     $2,819,000


Rental expense for premises under operating leases included in occupancy expense was $554,000, $527,000, and $507,000, in 1998,
1997, and 1996, respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 1998, the Bank had outstanding approximately
$113,968,000 in undisbursed loan commitments and $3,673,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements taking into account the terms of the agreements and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 1998 was immaterial.

NOTE 11:  DEFINED CONTRIBUTION PLAN


Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $244,000, $162,000, and $144,000 in 1998, 1997, and 1996, respectively.
Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

NOTE 12:  OTHER NONINTEREST EXPENSE

Other noninterest expense is comprised of the following:

                                             1998          1997          1996

Data Processing                          $327,000      $336,000      $293,000
Business Development & Education          304,000       239,000       235,000
Telephone and Postage                     291,000       265,000       241,000
Professional Fees                         318,000       244,000       193,000
Supplies                                  240,000       211,000       192,000
Marketing                                 208,000       151,000       163,000
Regulatory Fees                            47,000        47,000        21,000
Other                                   1,226,000       908,000       840,000

TOTAL                                  $2,961,000    $2,401,000    $2,178,000

NOTE 13:  RESTRICTIONS ON SUBSIDIARY TRANSACTIONS


The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank's net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank's retained earnings. Under these restrictions, $8,531,000 of the Bank's retained earnings were available for dividends at December 31, 1998.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders equity. Under these provisions, secured loans and advances to the Corporation were limited to $2,265,000 as of December 31, 1998. There were no such extensions of credit by the Bank in 1998 or 1997.

NOTE 14:  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION


A summary of the financial statements of BWC Financial Corp.
     (parent company only) follows:
                                                                   December 31
SUMMARY BALANCE SHEETS                                      1998                          1997
ASSETS
Cash on Deposit with the Bank                         $1,007,000                      $660,000
Investment in the Bank                                22,656,000                    18,461,000
Investment in BWC Real Estate                            680,000                       333,000

     TOTAL ASSETS                                    $24,343,000                   $19,454,000

LIABILITIES

SHAREHOLDERS' EQUITY
Common Stock                                         $19,002,000                   $18,603,000
Retained Earnings                                      5,341,000                       851,000
     TOTAL SHAREHOLDERS' EQUITY                      $24,343,000                   $19,454,000

     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                       $24,343,000                   $19,454,000

SUMMARY STATEMENTS OF INCOME                                  FOR THE YEAR ENDED DECEMBER 31,
                                                            1998           1997           1996
Expenses - General and Administrative                    $74,000        $13,000        $13,000

Loss before income taxes and
     equity in undistributed net income
     of Subsidiaries                                     (74,000)       (13,000)       (13,000)
Income tax benefit                                        28,000          5,000          8,000

Equity in undistributed net income
     of BWC Real Estate                                  340,000        162,000        107,000
Equity in undistributed net income
     of the Bank                                       3,934,000      2,771,000      1,826,000

NET INCOME                                            $4,228,000     $2,925,000     $1,928,000

SUMMARY STATEMENTS OF CASH FLOWS                              FOR THE YEAR ENDED DECEMBER 31,

OPERATING ACTIVITIES:                                       1998           1997           1996
Net Income                                            $4,228,000     $2,925,000     $1,928,000
Adjustments to reconcile net income
     to net cash used by operating activities:
Equity in undistributed net income
     of Subsidiaries                                  (4,274,000)    (2,933,000)    (1,933,000)
Taxes Payable                                                --             --         (21,000)

          NET CASH USED BY
          OPERATING ACTIVITIES                           (46,000)        (8,000)       (26,000)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock                   455,000         29,000        181,000
Cash paid in lieu of fractional shares                         0        (12,000)        (4,000)
Shares repurchased by the Corporation                    (56,000)       (37,000)      (467,000)
Investment in BWC Real Estate                                --             --         (10,000)
          NET CASH PROVIDED (USED) BY
          FINANCING ACTIVITIES                           399,000        (20,000)      (300,000)

Increase (Decrease) in Cash                              353,000        (28,000)      (326,000)

CASH ON DEPOSIT WITH THE BANK:
Beginning of year                                        653,000        681,000      1,007,000
End of year                                           $1,006,000       $653,000       $681,000

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

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1998, the most recent notification from FDIC categorized the Corporation and the Bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 15 (Continued)

The Corporation's and Bank's actual capital amounts and ratios are presented in the following table:

                                                            Minimum
                                                            Capital             Minimum
                                                Actual      Adequacy            for Well
                                    Amount      Ratio       Requirements        Capitalized

As of December 31, 1998
  Total Capital (to Risk
    Weighted Assets)
    Consolidated:              $26,049,000    12.17%     $17,121,000 > 8.0    $21,401,000 >10.0
    Bank of Walnut Creek:      $25,042,000    11.70%     $17,121,000 > 8.0    $21,401,000 >10.0

Tier 1 Capital (to Risk
  Weighted Assets)
    Consolidated:              $23,327,000    10.90%      $8,560,000 > 4.0    $12,840,000 > 6.0
  Bank of Walnut Creek:        $22,320,000    10.43%      $8,560,000 > 4.0    $12,840,000 > 6.0

Tier 1 Capital (to
  Average Assets)
  Consolidated:                $23,327,000     9.40%      $9,925,000 > 4.0    $12,406,000 > 5.0
  Bank of Walnut Creek:        $22,320,000     9.00%      $9,925,000 > 4.0    $12,406,000 > 5.0

As of December 31, 1997
  Total Capital (to Risk
    Weighted Assets)
    Consolidated:             $21,539,000     12.15%     $14,178,000 > 8.0    $17,723,000 >10.0
    Bank of Walnut Creek:     $20,546,000     11.59%     $14,178,000 > 8.0    $17,723,000 >10.0

Tier 1 Capital (to Risk
  Weighted Assets)
  Consolidated:               $19,315,000     10.90%      $7,089,000 > 4.0    $10,634,000 > 6.0
  Bank of Walnut Creek:       $18,322,000     10.34%      $7,089,000 > 4.0    $10,634,000 > 6.0

Tier 1 Capital (to
  Average Assets)
  Consolidated:               $19,315,000      9.65%      $8,016,000 > 4.0    $10,021,000 > 5.0
  Bank of Walnut Creek:       $18,322,000      9.15%      $8,006,000 > 4.0    $10,008,000 > 5.0

Note 16: FASB 131 DISCLOSURE

The Corporation adopted Statement of Financial Accounting Standards No. 131,
"Disclosures about Segments of an Enterprise and Related Information" (SFAS
131) as of January 1, 1998. This statement establishes standards for the reporting and display of information about operating segments in financial statements and related disclosures.

The Corporation is principally engaged in community banking activities through its seven Bank branches. In addition to its community banking activities, the Corporation provides mortgage brokerage services through its joint venture, BWC Mortgage Services. These activities are monitored and reported by Corporation management as a separate operating segment. As permitted under the Statement, the separate banking offices have been aggregated into a single reportable segment, Community Banking. The other operating segments do not meet the prescribed aggregation or materiality criteria and therefore are reported as "All other" in the following table.

The Corporation's community banking segment provides loans, leases and lines of credit to local businesses and individuals. This segment also derives revenue by investing funds, that are not loaned to others in the form of loans, leases or lines of credits, into investment securities. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

Summarized financial information for the years ended December 31, 1998, 1997 and 1996 concerning the Corporation's reportable segments is shown in the following table.


                                   Community       Mortgage
             1998                    Banking       Services      All Other    Adjustments          Total
Total Interest Income             $21,862,000                                                 $21,862,000
Commissions Received                              $3,744,000                                    3,744,000
Total Interest Expense              6,774,000                                                   6,774,000
Salaries & Benefits                 5,344,000                                                   5,344,000
Commissions Paid                                   2,199,000                                    2,199,000
Segment Profit before Tax           6,405,000      1,097,000                    ($595,000)      6,907,000
Total Assets (at December 31)    $264,758,000       $518,000     $1,007,000   ($1,384,000)   $264,899,000

                                   Community       Mortgage
             1997                    Banking       Services      All Other    Adjustments          Total
Total Interest Income             $18,316,000                                                 $18,316,000
Commissions Received                              $2,077,000                                    2,077,000
Total Interest Expense              5,770,000                                                   5,770,000
Salaries & Benefits                 4,737,000                                                   4,737,000
Commissions Paid                                   1,201,000                                    1,201,000
Segment Profit before Tax           4,400,000        514,000                    ($260,000)      4,654,000
Total Assets (at December 31)    $228,590,000       $150,000       $660,000     ($778,000)   $228,622,000

                                   Community       Mortgage
             1996                    Banking       Services      All Other    Adjustments          Total
Total Interest Income             $13,238,000                                                 $13,238,000
Commissions Received                              $1,367,000                                    1,367,000
Total Interest Expense              3,764,000                                                   3,764,000
Salaries & Benefits                 3,829,000                                                   3,829,000
Commissions Paid                                     785,000                                      785,000
Segment Profit before Tax           2,744,000        320,000                    ($163,000)     $2,901,000
Total Assets (at December 31)    $177,202,000       $111,000       $682,000     ($739,000)   $177,256,000

NOTE 17:  SFAS 133

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (SFAS 133) Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS 133 cannot be applied retroactively. SFAS 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the Corporation's election, before January 1, 1998).

The Corporation has no derivative or hedged instruments and therefore the implementation of this statement is not expected to have a material impact on the Corporation's financial position or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California corporation) and Subsidiaries (the
Corporation) as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN, LLP

San Francisco, California
February 22, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 1998.
The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein.  This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this annual report.

                                                     1998           1997           1996           1995           1994
SUMMARY OF EARNINGS
Interest Income                               $21,862,000    $18,316,000    $13,238,000    $11,491,000     $9,673,000
Interest Expense                                6,774,000      5,770,000      3,764,000      3,410,000      2,547,000
     Net Interest Income                       15,088,000     12,546,000      9,474,000      8,081,000      7,126,000
Provision for Credit Losses                       825,000      1,125,000        650,000        330,000        255,000
Net Interest Income after Provision
     for Credit Losses                         14,263,000     11,421,000      8,824,000      7,751,000      6,871,000
Noninterest Income                              5,955,000      3,729,000      2,732,000      1,136,000        651,000
Noninterest Expense                            12,762,000     10,244,000      8,498,000      6,444,000      5,867,000
Minority Interest                                 549,000        252,000        157,000            --             --
Income Before Income Taxes                      6,907,000      4,654,000      2,901,000      2,443,000      1,655,000
Provision for Income Taxes                      2,679,000      1,729,000        973,000        823,000        481,000
     NET INCOME                                 4,228,000      2,925,000      1,928,000      1,620,000      1,174,000

Diluted Earnings Per Share (1)                      $1.44          $1.03          $0.64          $0.61          $0.45
Average Diluted Shares (1)                      2,926,428      2,842,772      3,034,922      2,636,636      2,591,158
Book Value Per Diluted Share (1)                    $8.32          $6.84          $5.41          $5.65          $4.88

SUMMARY BALANCE SHEETS AT DECEMBER 31
Cash and Due from Banks                       $14,345,000    $17,412,000    $15,212,000    $11,377,000     $8,552,000
Federal Funds Sold                              2,300,000      4,350,000            --       1,230,000      3,300,000
Other short Term Investments                       35,000         48,000         26,000         10,000      3,018,000
Investment Securities                          59,247,000     40,956,000     19,125,000     34,471,000     28,754,000
Loans, Net                                    183,058,000    161,002,000    138,878,000     99,776,000     86,411,000
Other Assets                                    5,914,000      4,854,000      4,015,000      3,733,000      3,109,000
     TOTAL ASSETS                            $264,899,000   $228,622,000   $177,256,000   $150,597,000   $133,144,000

Noninterest-bearing Deposits                  $69,783,000    $59,354,000    $41,519,000    $36,854,000    $27,340,000
Interest-bearing Deposits                     168,357,000    147,625,000    114,125,000     97,747,000     92,632,000
Federal Funds Purchased                               --             --       3,600,000            --             --
Other Liabilities                               2,416,000      2,195,000      1,602,000      1,103,000        529,000
Shareholders' Equity                           24,343,000     19,448,000     16,410,000     14,893,000     12,643,000
     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY               $264,899,000   $228,622,000   $177,256,000   $150,597,000   $133,144,000

(1) All share and per-share amounts give effect to the 2 for 1 stock split of July, 1998 and to the 10% stock dividends given in February 1998, March 1997, July 1996,  and June 1995.

INTEREST RATE SENSITIVITY
(in thousands except share and per share data)

Proper management of the rate sensitivity and maturities of assets and liabilities is required to provide an optimum and stable net interest margin.  Interest rate sensitivity spread management is an important tool for achieving  this objective and for developing strategies and means to improve profitability.  The schedules shown below reflect the interest rate sensitivity position of the Corporation as of December 31, 1998.  Management believes that the sensitivity ratios reflected in these schedules fall within acceptable ranges, and represent no undue interest rate risk to the future earnings prospects of the Corporation.

                                                   3         3-6          12         1-5      Over 5
Repricing within:                             months      months      months       years       years      Totals
ASSETS:
Federal funds sold & Short Term Inv.          $2,335          $-          $-          $-          $-      $2,335
Investment securities                            500       2,315       4,847      32,091      19,699      59,452
Construction & real estate loans              78,951       6,190       3,778       1,280         388      90,587
Commercial loans                              54,881       3,929       4,934         517           -      64,261
Consumer Loans                                27,555         391         722       1,780           2      30,450
Leases                                           165         193         379         942           -       1,679
Interest-bearing assets                      164,387      13,018      14,660      36,610      20,089     248,764

Savings and Now accounts                     $37,139          $-          $-          $-          $-     $37,139
Money market accounts                         64,687           -           -           -           -      64,687
Time deposits <$100,000                       10,373      11,503      10,517       1,900           -      34,293
Time deposits >$100,000                       16,276       8,678       6,136       1,148           -      32,238
Interest-bearing liabilities                 128,475      20,181      16,653       3,048           -     168,357

Rate sensitive gap                           $35,912     ($7,163)    ($1,993)    $33,562     $20,089     $80,407
Cumulatire rate sensitive gap                $35,912     $28,749     $26,756     $60,318     $80,407

Cumulative rate sensitive ratio                1.28         1.19        1.16        1.36        1.48