Form 10-K, Exhibit 13
period 1999-12-31
BWC FINANCIAL CORP
filed 2000-03-28
CIK 353650

1999 ANNUAL REPORT

BWC Financial Corp.
Table of Contents


Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Public Accountants

Management's Discussion and Analysis of Operations

Interest Rate Sensitivity

BWC FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS

                                                               December 31.
                                                           1999             1998
Assets
Cash and Due From Banks                             12,593,000     $  14,345,000
Federal Funds Sold                                          --         2,300,000
Other Short Term Investments                            25,000            35,000

 Total Cash and Cash Equivalents                    12,618,000        16,680,000

Investment Securities:
  Available for Sale                                53,717,000        45,655,000
  Held to Maturity (approximate fair value of
   $11,595,000 in 1999 and $13,797,000 in 1998)     11,739,000        13,592,000
Loans, Net of Allowance for Credit Losses of
   $4,466,000 in 1999 and $3,919,000 in 1998       209,493,000       183,058,000
Real Estate Loans Held for Sale                        480,000                --
Bank Premises and Equipment, Net                     2,965,000         1,303,000
Interest Receivable and Other Assets                 5,719,000         4,611,000

          Total Assets                            $296,731,000      $264,899,000



Liabilities and Shareholders' Equity
Liabilities

Deposits:
   Noninterest-bearing                            $ 76,958,000      $ 69,783,000
     Interest-bearing:
          Money Market Accounts                     93,439,000        64,687,000
          Savings and NOW Accounts                  38,059,000        37,139,000
          Time Deposits:
            Under $100,000                          29,354,000        34,293,000
            $100,000 or more                        20,859,000        32,238,000

            Total Interest-bearing                 181,711,000       168,357,000

               Total Deposits                      258,669,000       238,140,000

Federal Funds Purchased                              5,350,000                --
BWC Mortgage Services Line-of-Credit                   473,000                --
BWC Mortgage Services Other Borrowed Funds              77,000                --
Interest Payable and Other Liabilities               2,733,000         2,416,000

          Total Liabilities                        267,302,000       240,556,000

Commitments and Contingent Liabilities (Note 10)

Shareholders' Equity
Preferred Stock, no par value:
 5,000,000 shares authorized, none outstanding              --                --
Common Stock, no par value:
 25,000,000 shares authorized; issued and outstanding
 2,612,786 shares in 1999 and 2,511,151 in 1998     20,154,000        19,002,000
Retained Earnings                                    9,802,000         5,006,000
Capital adjustment on available for-sale-securities   (527,000)          335,000

          Total Shareholders' Equity                29,429,000        24,343,000
          Total Liabilities and Shareholders'
          Equity                                  $296,731,000      $264,899,000

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME


                                            For the Year Ended December 31,
                                      1999               1998              1997
Interest Income
     Loans, Including Fees         $20,674,000     $18,020,000      $16,107,000
      Investment Securities:
          Taxable                    2,924,000       2,698,000        1,387,000
          Non-taxable                  555,000         504,000          391,000
     Federal Funds Sold                483,000         421,000          383,000
     Other Short Term Investments      148,000         219,000           48,000

         Total Interest Income      24,784,000      21,862,000       18,316,000


Interest Expense
       Deposits                      6,548,000       6,770,000        5,767,000
       Federal Funds Purchased           8,000           4,000            3,000
       Other Borrowed Funds             69,000              --               --

         Total Interest Expense      6,625,000       6,774,000        5,770,000

Net Interest Income                 18,159,000      15,088,000       12,546,000
   Provision For Credit Losses         600,000         825,000        1,125,000

Net Interest Income After
   Provision For Credit Losses      17,559,000      14,263,000       11,421,000

Noninterest Income
    BWC Mortgage Services
    - Commissions                    3,108,000       3,744,000        2,077,000
    BWC Mortgage Services
    - Fees & Other                     897,000         376,000          175,000
    Service Charges on
    Deposit Accounts                   839,000         832,000          761,000
    Other                            1,228,000         787,000          705,000
    Gains on Security
    Transactions                        30,000         216,000           11,000

      Total Noninterest Income       6,102,000       5,955,000        3,729,000

Noninterest Expense
    Salaries and Related Benefits    7,137,000       5,344,000        4,737,000
    BWC Mortgage Services
    - Commissions                    2,176,000       2,199,000        1,201,000
    BWC Mortgage Services
    - Fees & Other                   1,034,000         825,000          537,000
    Occupancy                          947,000         855,000          812,000
    Furniture and Equipment            600,000         578,000          556,000
    Other                            3,575,000       2,961,000        2,401,000

      Total Noninterest Expense     15,469,000      12,762,000       10,244,000
BWC Mortgage Services -
   Minority Interest                   350,000         549,000          252,000

Income Before Income Taxes           7,842,000       6,907,000        4,654,000
Provision For Income Taxes           3,046,000       2,679,000        1,729,000

Net Income                         $ 4,796,000     $ 4,228,000      $ 2,925,000

Basic Earnings Per Share                 $1.86           $1.70            $1.18
Diluted Earnings Per Share               $1.61           $1.44            $1.03

Average Basic Shares                 2,572,622       2,487,730        2,475,075
Average Diluted Share
Equivalents Related to Options         402,736         438,698          367,697
Average Diluted Shares               2,975,358       2,926,428        2,842,772

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
EQUITY
For the periods ending December 31, 1997, 1998, and 1999
                                                                                       Accumulated
                                                                                             Other
                                               Number      Common      Retained      Comprehensive                   Comprehensive
                                            of Shares      Stock       Earnings      Income/(Loss)        Total           Income
Balance, January 1, 1997                    1,016,598   $12,172,000   $4,231,000        $    7,000   $16,410,000


Net Income for 1997                                --            --    2,925,000                --     2,925,000      $ 2,925,000
Other Comprehensive Income, net of tax
    liability of $68,000                           --            --           --           132,000       132,000          132,000
Comprehensive Income                               --            --           --                --            --        3,057,000
10% stock dividend including
  payment of fractional shares                101,882     2,521,000   (2,526,000)               --        (5,000)
Stock options exercised at $6.76 per share      4,300        29,000          --                 --        29,000
Repurchase and retirement of shares by the
    Corporation at $22.50 per share            (1,650)      (37,000)         --                 --       (37,000)
10% stock dividend including
  payment of fractional shares                111,921     3,918,000   (3,924,000)               --        (6,000)

Balance, December 31, 1997                  1,233,051    18,603,000      706,000           139,000    19,448,000


Net Income for 1998                                --            --    4,228,000                --     4,228,000        4,228,000
Other Comprehensive Income, net of tax
    liability of $134,000                          --            --           --           196,000       196,000          196,000
Comprehensive Income                               --            --           --                --            --        4,424,000
Two-for-one stock split                     1,248,832            --           --                --
Stock options exercised at $3.50 to
    $5.59 per share                            15,741        57,000           --                --        57,000
Common stock issued and sold to the
    Defined Contribution Plan at
     $24.06 per share                          16,527       398,000           --                --       398,000
Repurchase and retirement of shares by the
    Corporation at $18.25 to
     $19.00 per share                          (3,000)      (56,000)          --                --       (55,000)
Adjustment for tax benefit resulting from the
  exercises of incentive stock options.            --            --       72,000                --        71,000

Balance, December 31, 1998                  2,511,151    19,002,000    5,006,000           335,000    24,343,000


Net Income as of December 31, 1999                 --            --    4,796,000                --     4,796,000        4,796,000
Other Comprehensive Income(Loss), net of tax
    benefit of $323,000                            --            --           --          (862,000)     (862,000)        (862,000)
Comprehensive Income                               --            --           --                --            --       $3,934,000
Common stock issued and sold to the
    Defined Contribution Plan                  22,186       466,000           --                --       466,000
Stock options exercised                        79,449       261,000           --                --       261,000
Tax benefit from the exercise of
 non-qualified stock options                       --       425,000           --                --       425,000


Balance, December 31, 1999                  2,612,786   $20,154,000   $9,802,000         $(527,000)  $29,429,000

Accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                For the Year Ended December 31,
                                                                         1999                   1998                   1997
Operating Activities:
Net Income                                                        $ 4,796,000            $ 4,228,000            $ 2,925,000
Adjustments to reconcile net income to
  net cash provided:
Amortization of loan fees                                          (1,850,000)            (1,657,000)            (1,383,000)
Provision for credit losses                                           600,000                825,000              1,125,000
Depreciation and amortization                                         488,000                416,000                403,000
Gain on sale of securities available-for-sale                         (30,000)              (216,000)               (11,000)
Deferred income taxes                                                (275,000)              (543,000)              (575,000)
Real estate loans held for sale, net change                          (480,000)                    --                     --
Increase in accrued interest
     receivable and other assets                                   (1,108,000)              (669,000)              (906,000)
Increase in accrued interest
     payable and other liabilities                                    317,000                221,000                594,000

    Net Cash Provided by Operating Activities                       2,458,000              2,605,000              2,172,000

Investing Activities:
Proceeds from the maturities of investment securities              11,189,000              3,911,000              5,123,000
Proceeds from the sales of available-for-sale
  investment securities                                            12,776,000             25,833,000              1,989,000
Purchase of investment securities                                 (30,731,000)           (47,623,000)           (28,801,000)
Loans originated, net of collections                              (25,184,000)           (21,224,000)           (21,865,000)
Purchase of bank premises and equipment                            (2,150,000)              (264,000)              (336,000)

    Net Cash Used by Investing Activities                         (34,100,000)           (39,367,000)           (43,890,000)


Financing Activities:
Net increase in deposits                                           20,528,000             31,161,000             51,738,000
Net increase in borrowings to support
  real estate loans held for sale                                     473,000                     --                     --
Increase (decrease) in Federal Funds Purchased and other
   borrowings                                                       5,427,000                     --             (3,600,000)
Proceeds from issuance of common stock                                727,000                455,000                 29,000
Tax benefit from the exercise of stock options                        425,000                 72,000                     --
Cash paid for the repurchase of common stock                               --                (56,000)               (37,000)
Cash paid in lieu of fractional shares                                     --                     --                (11,000)

    Net Cash Provided by Financing Activities                      27,580,000             31,632,000             48,119,000

Cash and Cash Equivalents:
Increase (decrease) in cash and cash equivalents                   (4,062,000)            (5,130,000)             6,401,000
Cash and cash equivalents at beginning of year                     16,680,000             21,810,000             15,409,000

    Cash and Cash Equivalents at end of year                      $12,618,000            $16,680,000            $21,810,000

Additional Cash Flow Information:
Interest Paid                                                      $6,844,000             $6,911,000             $5,542,000

Income Taxes Paid                                                  $3,202,000             $2,228,000             $2,140,000

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

Nature of Operations. The Corporation operates four branches in Contra Costa County and three in northern Alameda County. The Corporation's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses and middle-income individuals.

Basis of Presentation. The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation. BWC Real Estate, a subsidiary of the Corporation, was formed in 1994 to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. As BWC Real Estate owns 51% of this joint venture, the Corporation has consolidated BWC Mortgage Services. The real estate brokerage firm's joint venture interest is shown as minority interest in the financial statements.

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

Amortization and accretion are included in interest income, while gains and losses on disposition are included in noninterest income and are determined using the specific identification method.

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

Sales and Servicing of SBA Loans. The Corporation originates loans to customers under a Small Business Administration ("SBA") program that generally provides for SBA guarantees of 70% to 90% of each loan.
The Corporation generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio.
The Corporation may be required to refund a portion of the sales premium received if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no gain or loss on these loan sales until the 90-day period elapses. On December 31, 1999 the Corporation was holding $26,000 in pending SBA fees. A gain is recognized on the sale of SBA loans through collection on the sale of a premium over the adjusted carrying value, through retention of an ongoing rate differential less a normal service fee (excess servicing fee) between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser, or both.

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

Allowance for Credit Losses is maintained at a level considered adequate to provide for losses that can be reasonably estimated and is in accordance with SFAS 114. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. The Corporation's management believes that the amount of allowance is reasonable, due to the growth of the Bank's loan portfolio and the new credit products that have been introduced. In the past few years, the Bank has opened an Asset-Based Lending Department, a Leasing Department and a Small Business Association lending program. The Bank also has a high concentration of credit in Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank's traditionally strong construction concentration, fully support a strong allowance position.

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

Other Borrowed Funds originate from the Corporation's subsidiary, BWC Mortgage Services, which has a revolving line of credit from First Collateral Services in the amount of four million dollars secured by first deeds of trust on the mortgages it is funding. All mortgages are pre-sold and are outstanding on the subsidiary's books for less than a month. The Corporation's obligation under this line is limited to a guarantee of a $200,000 undistributed equity in its subsidiary, BWC Mortgage Services.

The other borrowed funds for BWC Mortgage Services represent equipment leases for systems used in the operation of BWC Mortgage Services.

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

Earnings Per Share (EPS). EPS amounts are reported, Basic EPS and Diluted EPS. Basic EPS is calculated by dividing net income by weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Diluted EPS is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per-share amounts reflect the 2-for-1 stock split July 10, 1998 and the 10% stock dividends paid on February 3, 1998, and March 31, 1997.

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

Significant Group Concentrations of Credit Risk. The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa and Alameda, California. The Bank has a diversified loan portfolio and grants consumer, commercial and construction real estate loans, and is not dependent on any industry or group of customers. Although the Bank has a diversified loan portfolio, a substantial portion of its loans are real-estate related.

Statement of Cash Flows. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and other short-term investments.

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

Accounting for Stock-based Compensation. The Corporation uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair-value-based method to account for stock option plans. The fair-value-based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Corporation has elected to continue to use the intrinsic value method. The pro forma disclosures are included in Note 9.

NOTE 2: INVESTMENT SECURITIES
An analysis of the investment security portfolio at December 31 follows:

                                                                                                   1999
                                                                                         Gross            Gross
                                                                   Amortized        Unrealized       Unrealized             Fair
Available-for-sale                                                      Cost             Gains             Loss            Value
U.S. Treasury Securities                                         $ 8,039,000                --         $ 47,000     $  7,992,000
Securities of U.S. Government Agencies                            29,589,000                --          507,000       29,082,000
Taxable Securities of State and
   Political Subdivisions                                         11,365,000                --          143,000       11,222,000
Corporate Debt Securities                                          5,574,000                --          153,000        5,421,000

     Total                                                        54,567,000                --          850,000       53,717,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                                   11,739,000                --          144,000       11,595,000

     Total Investment Securities                                 $66,306,000                --         $994,000      $65,312,000

                                                                                                   1998
                                                                                         Gross            Gross
                                                                   Amortized        Unrealized       Unrealized             Fair
Available-for-sale                                                      Cost             Gains             Loss            Value
U.S. Treasury Securities                                         $ 7,565,000          $ 97,000               --      $ 7,662,000
Securities of U.S. Government Agencies                            22,175,000           190,000               --       22,365,000
Taxable Securities of State and
   Political Subdivisions                                         11,554,000           279,000               --       11,833,000
Corporate Debt Securities                                          3,820,000                --          $25,000        3,795,000

     Total                                                        45,114,000           566,000           25,000       45,655,000

Held-to-maturity
Obligations of State and Political
   Subdivisions                                                   13,592,000           205,000               --       13,797,000

     Total Investment Securities                                 $58,706,000          $771,000          $25,000      $59,452,000

In 1999 and 1998, the Bank received proceeds from sale of investment securities of $12,776,000 and $25,833,000 respectively, and gains included in other noninterest income totaled $30,000 and $216,000 respectively.


The maturities of the investment security portfolio at December 31, 1999 follow:

                                                                                                              Held-to-maturity
                                                         Amortized             Fair
                                                   Cost            Value
Within one year                              $ 2,257,000      $ 2,266,000
After one through five years                   6,234,000        6,164,000
Over five years                                3,248,000        3,165,000

Total                                        $11,739,000      $11,595,000
                                                                                                              Available-for-sale
                                                                                                      Amortized             Fair
                                                                                                           Cost            Value
Within one year                              $ 9,668,000      $ 9,651,000
After one through five years                  37,550,000       37,018,000
Over five years                                7,349,000        7,048,000

     Total                                   $54,567,000      $53,717,000

At December 31, 1999 and 1998, securities with an approximate book value of $9,605,000 and $7,864,000 respectively, were pledged to secure public deposits.

NOTE 3: LOANS

The majority of the Bank's loans are to customers in Contra
Costa and Alameda Counties and surrounding areas.
Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type were:                          December 31,
                                                    1999                1998
Real Estate Construction                       $78,158,000          $69,054,000
Real Estate Mortgages                           24,285,000           21,533,000
Commercial                                      70,409,000           64,261,000
Installment                                     34,127,000           30,450,000
Leases                                           6,980,000            1,679,000

  Total                                        213,959,000          186,977,000

Less: Allowance for Credit Losses              (4,466,000)          (3,919,000)

     Net Loans                                $209,493,000         $183,058,000

The following table provides further information on past due and nonaccrual loans.

                                                         December 31,
                                                    1999                1998
Loans past-due 90 days or more,
  still accruing interest                           $5,000                   $0
Nonaccrual Loans                                    38,000            2,176,000

     Total                                         $43,000           $2,176,000

As of December 31, 1999 and 1998, the Corporation's recorded investment in impaired loans was $43,000 and $2,176,000 respectively.
Due to the loans underlying collateral value, no valuation allowance was required. The average recorded investment in impaired loans for 1999, 1998 and 1997 was $385,000, $380,000 and $431,000
respectively.

As of December 31, 1999 and 1998, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income remains uncollected. Interest foregone on nonaccrual loans was approximately $8,000 in 1999, $89,000 in 1998, and $24,000 in
1997.

NOTE 4: ALLOWANCE FOR CREDIT LOSSES

                                                              For the Year Ended December 31,
                                                          1999             1998               1997
Total loans outstanding at end of period,
   before deducting allowance for credit losses   $213,959,000     $ 86,977,000       $163,938,000

Average total loans outstanding during period     $190,755,000     $166,698,000       $149,043,000

Analysis of the allowance for credit losses:

Beginning Balance                                 $  3,919,000     $  2,936,000       $  1,893,000

Charge-offs:
     Commercial                                        126,000           17,000            139,000
     Installment                                        27,000           96,000             54,000

          Total Charge-Offs                            153,000          113,000            193,000

Recoveries:
     Real Estate Mortgages                                  --           40,000              3,000
     Commercial                                         96,000          215,000            101,000
     Installment                                         4,000           16,000              7,000

          Total Recoveries                             100,000          271,000            111,000

          Net Charge-Offs (Recoveries)                  53,000         (158,000)            82,000

Provisions charged to operating expense                600,000          825,000          1,125,000

Ending Balance                                     $ 4,466,000      $ 3,919,000        $ 2,936,000

Ratio of net charge-offs (recoveries)
     to average total loans                               0.03%         (0.09)%              0.06%

Ratio of allowance for credit losses
     to total loans at end of period                      2.09%          2.10%               1.79%

NOTE 5: PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

                                                           December 31,
                                                   1999                   1998
Leasehold Improvements                       $1,161,000             $1,141,000
Furniture and Equipment                       3,625,000              2,834,000
Bank Owned Premises                           1,314,000                     --

                                              6,100,000              3,975,000

Accumulated Depreciation and Amort           (3,135,000 )           (2,672,000)

Premises and Equipment, Net                  $2,965,000             $1,303,000

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $488,000 in 1999, $416,000 in 1998, and $403,000 in 1997.


NOTE 6:  COMPREHENSIVE INCOME

For the Bank, comprehensive income includes net income reported on the statements of income and changes in the fair value of its available-for-sale investments reported as a component of shareholders' equity.

The components of other comprehensive income for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                   1999                1998                1997

Unrealized gain(loss)
arising during the
period, net of tax            $(843,000)           $330,000            $139,000

Reclassification
adjustment for net
realized gains on
securities available for
sale included in net
income during the year,
net of tax                       19,000             134,000               7,000

Net unrealized gain(loss)
included in other
comprehensive income          $(862,000)           $196,000            $132,000

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1999 and 1998. SFAS
No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.

                                                     1999
                                       Carrying                 Estimated Fair
                                       Amount                   Value
Cash and cash equivalents          $ 12,618,000                $ 12,618,000
Investment securities                65,456,000                  65,312,000
Loans (net)                         209,493,000                 206,345,000
Deposit liabilities                 258,669,000                 261,781,000
Other liabilities                     8,634,000                   8,634,000


                                                     1998
                                       Carrying                 Estimated Fair
                                       Amount                   Value
Cash and cash equivalents          $ 16,680,000                $ 16,680,000
Investment securities                59,247,000                  59,452,000
Loans (net)                         183,058,000                 185,594,000
Deposit liabilities                 238,140,000                 240,571,000
Other liabilities                     2,416,000                   2,416,000


The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions. The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.
Short-term financial instruments are valued at their carrying amounts included in the statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, accrued interest receivable and payable.
Loans are valued on the basis of estimated future receipts of principal and interest, discounted at various rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved.
Investment securities are valued at quoted market prices if available.
For securities not quoted, the reported fair value is estimated on the basis of financial and other information.
Fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date.
The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities.
The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.
The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements, taking into account the terms of the agreements, and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 1999 was immaterial.

NOTE 8:  INCOME TAXES

The provisions for income taxes in 1999, 1998, and 1997
 consist of the following:
                                     1999              1998             1997
Current
  Federal                      $ 2,324,000      $ 2,286,000       $1,674,000
  State                            997,000          936,000          630,000

    Total Current                3,321,000        3,222,000        2,304,000

Deferred
  Federal                         (239,000)        (383,000)        (431,000)
  State                            (36,000)        (160,000)        (144,000)

     Total Deferred               (275,000)        (543,000)        (575,000)

      TOTAL                    $ 3,046,000       $ 2,679,000       $1,729,000

The components of the net deferred tax assets of the Bank as of December 31, 1999 and 1998 were as follows:

Deferred Tax Assets:
  Allowance for credit losses                   $ 1,820,000       $1,551,000
  Employee benefits and other                       206,000          202,000
  Available-for-sale securities                     323,000               --
  State taxes                                       154,000          152,000

     Total deferred tax assets                    2,503,000        1,905,000

Deferred Tax Liabilities:
  Available-for-sale securities                          --         (206,000)

     Total deferred tax liabilities                      --         (206,000)

     NET DEFERRED TAX ASSETS                    $ 2,503,000       $1,699,000

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for these differences are as follows:

                                      1999             1998             1997

Provision based on the
 statutory Federal rate of 34%   $2,666,000     $  2,348,000      $1,582,000
Increases (reduction) in
 income taxes resulting from:
 State franchise taxes, net of
 Federal income tax benefit         561,000          500,000         329,000
Non-taxable interest income        (293,000)        (188,000)       (130,000)
Other                               112,000           19,000         (52,000)

      TOTAL                      $3,046,000     $  2,679,000      $1,729,000

The 1999 current tax provision does not reflect the deduction for tax purposes of non-qualified stock options exercised by directors.
The benefit of the tax deduction is reflected as a direct increase to equity in the amount of $425,000 and a decrease of taxes payable of $425,000.


NOTE 9: STOCK OPTIONS

In 1990, the Board of Directors of the Corporation adopted the 1990 Stock Option Plan covering an aggregate 708,624 shares
(adjusted for subsequent stock dividends and the stock split) of the Corporation's common stock. Under the 1990 Stock Option
Plan, options to purchase shares of the Corporation's common stock may be granted to certain key employees.
The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted.  The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date.  To date, all options granted have been at the fair market value of the shares at the grant date and are nontransferable and are exercisable in installments.

As of December 31, 1999 105,478 shares were available for future grant. The options, with the exception of one grant, are fully vested after five years and expire after ten years.  The other grant is fully vested after ten years.

A summary of the status of the Corporation's stock option plan at December 31, 1999, 1998 and 1997, which presents changes during the years then ended is presented in the table below.  Figures have been adjusted to reflect the 2-for-1 stock split issued July 10, 1998 and the 10% stock dividends given in February 1998 and March 1997.


                                          Weighted                    Weighted                       Weighted
                                           Average                     Average                        Average
                          1999            Exercise         1998       Exercise          1997         Exercise
                        Shares               Price       Shares          Price        Shares            Price
Outstanding at
beginning of year      580,540              $ 4.87      532,740         $ 3.48       526,098           $ 3.33
Granted                 10,000              $23.38       64,641         $15.59        17,050           $10.63

Exercised               79,449              $ 3.29       16,841         $ 3.65        10,408           $ 3.10
Outstanding at
end of year            511,091              $ 5.18      580,540         $ 4.87       532,740           $ 3.48
Exercisable at
end of year            453,624              $ 4.27      510,009         $ 3.70       491,144           $ 3.34
Weighted average
fair value of
options granted
during the year                             $12.41                      $ 9.32                         $ 4.83


Had the Corporation used the fair value method prescribed by SFAS 123 (See Note 1), the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                          1999                      1998                         1997
Net Income:
   As reported      $4,796,000                $4,228,000                   $2,925,000
   Pro forma         4,718,000                 4,110,000                    2,901,000

Basic Earnings
   per share:
   As reported           $1.86                     $1.70                       $ 1.18
   Pro forma              1.83                      1.65                         1.17

Diluted Earnings
   per share:
   As reported          $ 1.61                     $1.44                        $1.03
   Pro forma            $ 1.59                     $1.40                        $1.02


The fair value of each option grant in 1999, 1998 and 1997, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997:  risk-free rate of 6.70%
for 1999, 7.00% for 1998 and 1997, no expected dividend yield, expected life of 8 years and expected volatility of 32.61% in
1999, 24.26% in 1998 and 17.84% in 1997. Because SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost, indicated above, may not be representative of that to be expected in future years.

The following table summarizes information about stock options outstanding at December 31, 1999.

                                               Options
                                               Outstanding:
                                               Weighted                                    Options
                                               Average                 Weighted       Exercisable:        Weighted
         Range of          Number              Contractual              Average             Number         Average
         Exercise          Outstanding         Life                    Exercise       Exercisable:        Exercise
         Prices            at 12/31/99         Remaining Years            Price        at 12/31/99           Price
    2.79 - $ 9.92              440,091                    2.79          $  3.40            425,024         $  3.37

  $11.02 - $23.38               71,000                    8.65          $ 18.47             28,600          $17.55



NOTE 10:  COMMITMENTS AND CONTINGENCIES

As of December 31, 1999 the approximate future minimum net rental payments under Non-cancellable operating leases for premises were as follows:

                              Year                       Amount
                              2000                   $  772,000
                              2001                      440,000
                              2002                      370,000
                              2003                      300,000
                              2004                      274,000
                        Thereafter                    1,541,000

                             Total                   $3,697,000

Rental expense for premises under operating leases included in occupancy expense was $612,000, $554,000, and $527,000, in 1999,  1998 and 1997 respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index. At December 31, 1999, the Bank had outstanding approximately $137,072,000 in undisbursed loan commitments and $950,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets.  Management does not anticipate any material losses to result from these transactions.

NOTE 11:  DEFINED CONTRIBUTION PLAN

Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $303,000, $244,000, and $162,000 in 1999, 1998, and 1997,
respectively. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.


NOTE 12:  OTHER NONINTEREST
EXPENSE

Other noninterest expense is comprised of the following:

                                1999                 1998                1997
Data Processing
                          $  394,000            327,000            $  336,000
Professional Fees            397,000            318,000               244,000
Business Development
 & Education                 347,000            304,000               239,000
Telephone and Postage        345,000            291,000               265,000
Supplies                     293,000            240,000               211,000
Marketing                    316,000            208,000               151,000
Regulatory Fees               56,000             47,000                47,000
Other                      1,427,000          1,226,000               908,000

TOTAL                     $3,575,000         $2,961,000            $2,401,000


NOTE 13:  RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank's net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank's retained earnings. Under these restrictions, $11,301,000 of the Bank's retained earnings were available for dividends at December 31, 1999.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates.
In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders' equity. Under these provisions, secured loans and advances to the Corporation were limited to $2,639,000 as of December 31, 1999.
The Corporation has never received such extensions of credit by the Bank.

NOTE 14:  PARENT COMPANY ONLY CONDENSED FINANCIAL
INFORMATION

A summary of the financial statements of BWC Financial Corp.
(parent company only) follows:

                                                    December 31,

Summary Balance Sheets                     1999                       1998
Assets
Cash on Deposit with the Bank     $   1,719,000             $    1,007,000
Investment in the Bank               26,815,000                 22,656,000
Investment in BWC Real Estate           895,000                    680,000

     Total Assets                 $  29,429,000              $  24,343,000

Liabilities
Shareholders' Equity
Common Stock                      $  20,155,000              $  19,002,000
Retained Earnings                     9,274,000                  5,341,000

     Total Shareholders' Equity      29,429,000                 24,343,000

     Total Liabilities and
          Shareholders' Equity    $  29,429,000                $24,343,000

Summary Statements of Income

                                          For the year ended December 31,

                                    1999             1998             1997
Expenses -
 General and Administrative    $  24,000        $  74,000       $   13,000

Loss before income taxes and
  equity in undistributed
  net income
  of Subsidiaries                (24,000)         (74,000)         (13,000)
Income tax benefit                 9,000           28,000            5,000

Equity in undistributed net
 income of BWC Real Estate       215,000          340,000          162,000
Equity in undistributed net
 income of the Bank            4,596,000        3,934,000        2,771,000

Net Income                    $4,796,000       $4,228,000      $ 2,925,000

NOTE 14 (CONT.)

Summary Statements of Cash Flows
                                        For the year ended December 31,

Operating activities:                 1999              1998            1997
Net Income
                               $ 4,796,000     $   4,228,000    $  2,925,000
Adjustments to reconcile
   net income to net cash
   used by operating
   activities:
Equity in undistributed
   net income of Subsidiaries   (4,811,000)       (4,274,000)     (2,933,000)
Taxes Payable                        --                --              --
    Net Cash Used by
    Operating Activities:       (15,000)          (46,000)         (8,000)

Financing Activities:
Proceeds from issuance
 of common stock                727,000           456,000          29,000
Cash paid in lieu
 of fractional shares                --                --         (12,000)
Shares repurchased
 by the Corporation                  --           (56,000)        (37,000)
    Net Cash Provided(Used)
    by Financing Activities     727,000           400,000         (20,000)

Increase(Decrease) in Cash      712,000           354,000         (28,000)

Cash on Deposit
 with the Bank:
Beginning of year             1,007,000           653,000         681,000
End of year                  $1,719,000        $1,007,000        $653,000


NOTE 15: REGULATORY MATTERS

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from FDIC categorized the Corporation and the Bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's and Bank's actual capital amounts and ratios are presented in the following table:

                                                                                                  Minimum
                                                                                                  Capital              Minimum
                                                                               Actual            Adequacy             for Well
                                                                Amount          Ratio        Requirements          Capitalized
As of December 31, 1999
  Total Capital (to Risk
  Weighted Assets)
   Consolidated:                                           $33,386,000         13.58%   $21,438,000 > 8.0    $26,797,000 >10.0
    Bank of Walnut Creek:                                  $30,269,000         12.31%   $19,672,000 > 8.0    $24,590,000 >10.0

Tier 1 Capital (to Risk
  Weighted Assets)
  Consolidated:                                            $30,036,000         12.21%   $10,719,000 > 4.0    $16,078,000 > 6.0
  Bank of Walnut Creek:                                    $27,195,000         11.06%    $9,836,000 > 4.0    $14,754,000 > 6.0

Tier 1 Capital (to
  Average Assets)
  Consolidated:                                            $30,036,000         10.66%   $11,271,000 > 4.0    $14,088,000 > 5.0
  Bank of Walnut Creek:                                    $27,195,000          9.65%   $11,271,000 > 4.0    $14,088,000 > 5.0

As of December 31, 1998
  Total Capital (to Risk
    Weighted Assets)
    Consolidated:                                          $26,049,000        12.17%   $17,121,000 > 8.0     $21,401,000 >10.0
    Bank of Walnut Creek:                                  $25,042,000        11.70%   $17,121,000 > 8.0     $21,401,000 >10.0

Tier 1 Capital (to Risk
  Weighted Assets)
  Consolidated:                                            $23,327,000        10.90%   $8,560,000  > 4.0     $12,840,000 > 6.0
  Bank of Walnut Creek:                                    $22,320,000        10.43%   $8,560,000  > 4.0     $12,840,000 > 6.0

Tier 1 Capital (to
  Average Assets)
  Consolidated:                                            $23,327,000         9.40%   $9,925,000  > 4.0     $12,406,000 > 5.0
  Bank of Walnut Creek:                                    $22,320,000         9.00%   $9,925,000  > 4.0     $12,406,000 > 5.0


NOTE 16: FASB 131 DISCLOSURE

The Corporation is principally engaged in community banking activities through its seven Bank branches. In addition to its community banking activities, the Corporation provides mortgage brokerage services through its joint venture, BWC Mortgage Services. These activities are monitored and reported by Corporation management as a separate operating segment. As permitted under the Statement, the separate banking offices have been aggregated into a single reportable segment, Community Banking. The other operating segments do not meet the prescribed aggregation or materiality criteria and therefore are reported as "All Other" in the following table. The Corporation's community banking segment provides loans, leases and lines of credit to local businesses and individuals. This segment also derives revenue by investing funds that are not loaned to others in the form of loans, leases or lines of credit, into investment securities. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

Summarized financial information for the years ended December 31, 1999, 1998 and 1997 concerning the Corporation's reportable segments is shown in the following table.

                                          Community           Mortgage
1999                                        Banking           Services          All Other         Adjustments           Total
Total Interest Income                   $24,730,000            $63,000                                ($9,000)    $24,784,000
Commissions Received                                         3,108,000                                              3,108,000
Total Interest Expense                    6,559,000             75,000                                 (9,000)      6,625,000
Salaries & Benefits                       7,053,000             84,000                                              7,137,000
Commissions Paid                                             2,176,000                                              2,176,000
Segment Profit before Tax                 7,509,000            698,000           (15,000)            (350,000)      7,842,000

Total Assets (at December 31)          $296,276,000           $974,000        $1,719,000          ($2,238,000)   $296,731,000

                                          Community           Mortgage
1998                                        Banking           Services          All Other         Adjustments           Total
Total Interest Income                   $21,862,000                                                               $21,862,000
Commissions Received                                         3,744,000                                              3,744,000
Total Interest Expense                    6,774,000                                                                 6,774,000

Salaries & Benefits                       5,344,000                                                                 5,344,000
Commissions Paid                                             2,199,000                                              2,199,000
Segment Profit before Tax                 6,405,000          1,097,000                               (595,000)      6,907,000

Total Assets (at December 31)          $264,758,000           $518,000         $1,007,000         ($1,384,000)   $264,899,000

                                          Community           Mortgage
1997                                        Banking           Services          All Other         Adjustments           Total
Total Interest Income                   $18,316,000                                                               $18,316,000
Commissions Received                                         2,077,000                                              2,077,000
Total Interest Expense                    5,770,000                                                                 5,770,000
Salaries & Benefits                       4,737,000                                                                 4,737,000
Commissions Paid                                             1,201,000                                              1,201,000
Segment Profit before Tax                 4,400,000            514,000                               (260,000)      4,654,000

Total Assets (at December 31)          $228,590,000           $150,000           $660,000           ($778,000)   $228,622,000

NOTE 17:  SFAS 133

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS 133, as amended, was to have been effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter.

The Corporation has no derivative or hedged instruments and, therefore, the implementation of this statement is not expected to have a material impact on the Corporation's financial position or results of operations.


NOTE 18:  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

1999                                        March 31,      June 30,      September 30,      December 31,
Interest income                            $5,734,000    $5,966,000         $6,294,000        $6,790,000
Interest expense                            1,547,000     1,602,000          1,680,000         1,796,000
   Net interest income                      4,187,000     4,364,000          4,614,000         4,994,000
Provision for credit losses                   150,000       150,000            150,000           150,000
Noninterest income                          1,592,000     1,771,000          1,339,000         1,400,000
Noninterest expense                         3,676,000     3,823,000          3,749,000         4,221,000
BWC Mortgage Services
 - Minority Interest                          129,000       130,000             57,000            34,000

   Income before income taxes               1,824,000     2,032,000          1,997,000         1,989,000
Provision for income taxes                    704,000       790,000            779,000           773,000
   Net income                              $1,120,000    $1,242,000         $1,218,000        $1,216,000

Earnings per common share:
   Basic                                        $0.45         $0.48              $0.47             $0.47
   Diluted                                      $0.38         $0.42              $0.41             $0.41

Average Basic Shares                        2,513,799     2,587,299          2,592,331         2,597,059
Average Diluted Share Equivalents
   Related to Options                         441,472       390,409            399,983           379,080
Average Diluted Shares                      2,955,271     2,977,708          2,992,314         2,976,139

1998                                        March 31,      June 30,       September 30,      December 31,
Interest income                            $5,069,000    $5,336,000         $5,785,000        $5,672,000
Interest expense                            1,581,000     1,680,000          1,847,000         1,666,000
   Net interest income                      3,488,000     3,656,000          3,938,000         4,006,000
Provision for credit losses                   150,000       225,000            225,000           225,000
Noninterest income                          1,200,000     1,342,000          1,547,000         1,866,000
Noninterest expense                         2,847,000     3,036,000          3,259,000         3,620,000
BWC Mortgage Services -
 Minority Interest                            114,000       152,000            150,000           133,000

   Income before income taxes               1,577,000     1,585,000          1,851,000         1,894,000
Provision for income taxes                    611,000       611,000            737,000           720,000
   Net income                                $966,000      $974,000         $1,114,000        $1,174,000

Earnings per common share:
   Basic                                        $0.39         $0.39              $0.45             $0.47
   Diluted                                      $0.33         $0.33              $0.38             $0.40

Average Basic Shares                        2,482,315     2,489,650          2,496,793         2,482,162
Average Diluted Share Equivalents
   Related to Options                         424,118       443,127            446,532           441,015
Average Diluted Shares                      2,906,433     2,932,777          2,943,325         2,923,177


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California corporation) and Subsidiaries (the Corporation) as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a testbasis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


Arthur Andersen LLP
San Francisco, California
     February 18, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 1999.  The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein.  This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this report.

Summary of Earnings                             1999              1998            1997             1996             1995
Interest Income                         $ 24,784,000     $  21,862,000    $ 18,316,000     $ 13,238,000     $ 11,491,000
Interest Expense                           6,625,000         6,774,000       5,770,000        3,764,000        3,410,000
     Net Interest Income                  18,159,000        15,088,000      12,546,000        9,474,000        8,081,000
Provision for Credit Losses                  600,000           825,000       1,125,000          650,000          330,000
Net Interest Income after Provision
     for Credit Losses                    17,559,000        14,263,000      11,421,000        8,824,000        7,751,000
Noninterest Income                         6,102,000         5,955,000       3,729,000        2,732,000        1,136,000
Noninterest Expense                       15,469,000        12,762,000      10,244,000        8,498,000        6,444,000
Minority Interest                            350,000           549,000         252,000          157,000               --

Income Before Income Taxes                 7,842,000         6,907,000       4,654,000        2,901,000        2,443,000
Provision for Income Taxes                 3,046,000         2,679,000       1,729,000          973,000          823,000
     Net Income                         $  4,796,000      $  4,228,000     $ 2,925,000      $ 1,928,000     $  1,620,000

Diluted Earnings Per Share (1)                 $1.61             $1.44           $1.03            $0.64            $0.61
Average Diluted Shares (1)                 2,975,583         2,926,428       2,842,772        3,034,922        2,636,636
Book Value Per Diluted Share (1)               $9.89             $8.32           $6.84            $5.41            $5.65

Summary Balance Sheets at December 31
Cash and Due from Banks                 $ 12,593,000      $ 14,345,000    $ 17,412,000     $ 15,212,000     $ 11,377,000
Federal Funds Sold                                --         2,300,000       4,350,000               --        1,230,000
Other Short-Term Investments                  25,000            35,000          48,000           26,000           10,000
Investment Securities                     65,456,000        59,247,000      40,956,000       19,125,000       34,471,000
Loans, Net                               209,493,000       183,058,000     161,002,000      138,878,000       99,776,000
Other Assets                               9,164,000         5,914,000       4,854,000        4,015,000        3,733,000

     Total Assets                       $296,731,000      $264,899,000    $228,622,000     $177,256,000     $150,597,000

Noninterest-bearing Deposits            $ 76,958,000      $ 69,783,000    $ 59,354,000     $ 41,519,000     $ 36,854,000
Interest-bearing Deposits                181,711,000       168,357,000     147,625,000      114,125,000       97,747,000
Federal Funds Purchased                    5,350,000                --              --        3,600,000               --
Other Borrowed Funds                         550,000                --              --               --               --
Other Liabilities                          2,733,000         2,416,000       2,195,000        1,602,000        1,103,000
Shareholders' Equity                      29,429,000        24,343,000      19,448,000       16,410,000       14,893,000
     Total Liabilities and
          Shareholders' Equity          $296,731,000      $264,899,000    $228,622,000     $177,256,000     $150,597,000

(1) All share and per-share amounts give effect to the 2-for-1 stock split of July 1998 and to the 10% stock dividends given in February 1998,  March 1997, July 1996,  and June 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
General
1999

The nation, and California, showed continued economic strength and growth throughout 1999. Economic analysts have pointed to productivity as the main reason for the longevity of our present expansion. Proponents of the "New Economy" believe that technology and new innovations will continue to push productivity to higher levels. Other economists and policy makers believe that productivity will gradually fall in the short run and that business cycles are very much alive. The consensus forecast calls for the economy to slow in 2000. Consumers continue their strong spending patterns but interest-sensitive markets will soften, most notably light-vehicle sales and housing. Investment spending in equipment will also slow. The trade sector will somewhat counter these slowdowns through improved exports. The net impact will be slower real GDP growth through the moderating growth of domestic demand. Economic growth will be closer to the long-run trend with unemployment remaining below 5.0 percent.

BWC Financial Corp. enjoyed a growth of 12%, or $31,832,000, in total assets from the prior year. Total deposit growth was 9%, and loan growth was 14%. Net income increased 13% over 1998.

The Corporation's mortgage brokerage joint venture, BWC Mortgage Services, continues to be a profitable addition to the Corporation.

Net Income

Net income in 1999 was $4,796,000 which represented an increase of $568,000 over 1998 net income. It reflects a return on average assets of 1.70% and a return on average equity of 17.93%. During 1998 the Corporation also achieved a return on average assets of 1.70% and a return on average equity of 19.29%. The Corporation's average earning assets increased $30,818,000 during 1999 as compared to 1998.

Net income in 1997 was $2,925,000 which represented a 1.46% return on average assets and a return on average equity of 16.46%.

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

Total interest income in 1999 increased $2,922,000 over 1998. Of this increase, 115% was related to the increase in the volume of average earning assets in 1999 as compared to 1998 and -15% was related to a decrease in average interest rates.

Total interest expense in 1999 decreased $149,000 over 1998. All of this decrease was related to a decrease in average interest rates between the respective periods.

Based on the above factors affecting interest income and interest expense, net interest income increased $3,071,000 during 1999 as compared to 1998.

Total interest income in 1998 increased $3,546,000 over 1997. Of this increase, 95% was related to the increase in the volume of average earning assets in 1998 as compared to 1997, and 5% was related to higher interest rates.

Total interest expense in 1998 increased $1,004,000 over 1997. Of the increase, 105%, was due to the growth in interest bearing deposits between the respective periods, and -5% was due to lower interest rates.

Based on the above factors affecting interest income and interest expense, net interest income increased $2,542,000 during 1998 as compared to 1997.

Net Interest Margin

Net interest margin is the ratio of net interest income divided by average earning assets.

The Corporation's net interest margin for 1999 averaged 6.97%, which represents a 0.41% increase over the margin earned during 1998. During 1999 the prime rate averaged 7.99%, or 0.37% less than during 1998.

The Corporation's net interest margin for 1998 was 6.56%, as compared to 6.82% during 1997. During 1998 the prime rate averaged 8.36% as compared to the average prime rate during 1997 of 8.44%.

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

The ratio of the allowance for credit losses to total loans as of December 31, 1999 was 2.09%. Management considers the level of the allowance adequate to provide for losses. An additional provision of $600,000 was made during 1999 against net charge-offs of $53,000.

The ratio of the allowance for credit losses to total loans as of December 31, 1998 was 2.14%. Management considers the level of the allowance adequate to provide for losses. An additional provision of $825,000 was made during 1998 against net recoveries of $158,000.

Noninterest Income

1999 vs. 1998
Total noninterest income in 1999 was $147,000 greater than earned in 1998. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for a decrease in noninterest income of $116,000 in 1999 as compared to 1998.

For Bank of Walnut Creek, income from service charges increased $7,000 between the respective periods and Other Income increased $441,000.
Gains on SBA loan sales accounted for approximately $100,000 of this increase and capitalization of the cash value of key man life insurance accounted for approximately $60,000. The Corporation had gains on sale of securities available for sale of $30,000, as compared to $216,000 in the prior year.


1998 vs. 1997
Total noninterest income in 1998 was $2,226,000 greater than earned in 1997. The growth and activities of BWC Mortgage Services accounted for an increase in noninterest income of $1,868,000 in 1998 as compared to 1997.

For Bank of Walnut Creek, income from service charges increased $71,000 between the respective periods and Other Income increased $467,000.
This increase was the result of income from the Corporation's mortgage subsidiary. In addition, due to increased funding needs late in the year the Corporation sold investment securities from its available for sale category, and realized gains of $216,000, as compared to $11,000 in the prior year.

Noninterest Expense

1999 vs. 1998
Total noninterest expense in 1999 increased $2,707,000 over that of 1998. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $269,000 in 1999 as compared to 1998.

Bank of Walnut Creek, officer and staff salaries reflect an increase of $1,709,000 over that of 1998. The increase between the two periods was related to salary and merit increases on existing staff, bonuses paid under incentive and performance plans, and to staff number increases. Due to expansion of the Bank's branch office network, and growth and expansion in departments, full time equivalent (FTE) averaged 102.5 as compared to
88.6 during 1998.

Total occupancy expense increased $91,000 between the respective periods. This is partly related to the purchase of a new office in Livermore and expanded office space in Walnut Creek. It also reflects increases in operating leases and costs on other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $22,000 from the previous year, related primarily to expanded operations, additions, replacements, and service of equipment.

Other operating expenses increased $615,000 over the comparable expenses in 1998. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities.

1998 vs. 1997
Total noninterest expense in 1998 increased $2,518,000 over that of 1997. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $1,286,000 in 1998 as compared to 1997.

For Bank of Walnut Creek, officer and staff salaries reflect an increase of $607,000 over that of 1997. The increase between the two periods was related to salary and merit increases on existing staff and bonuses paid under incentive and performance plans and to staff number increases. Due to expansion of the Bank's branch office network, and growth and expansion in departments, full time equivalent (FTE) averaged 88.6 as compared to 81.3 during 1997.

Total occupancy expense increased $43,000 between the respective periods. This is partly related to the opening of a new office in Livermore. It also reflects increases in operating leases and costs on other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $22,000 from the previous year, related primarily to expanded operations, additions, replacements, and service of equipment.

Other operating expenses increased $560,000 over the comparable expenses in 1997. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities.

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

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 1999 and 1998.

The FDIC also has a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest rated banks.

The Bank's leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 1999 and 1998.

See Footnote 15 of the Consolidated Financial Statements.

Liquidity

Liquidity is a key aspect of the overall financial condition of a bank. The primary source of liquidity for the Corporation is its marketable securities, and federal funds sold. Marketable securities are investments of high grade, which may be sold with minimal risk of market loss.

Cash, investment securities, and other temporary investments represent 26% of total assets at December 31, 1999 as compared to 29% of total assets at December 31, 1998.

The Corporation's management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis, including undisbursed loan commitments and future payments receivable. Additionally, the Corporation has available from correspondent banks, federal fund lines of credit totaling $15,000,000.

Year 2000 Issues & Status Report

The Corporation is pleased to report that it experienced no system hardware or software failures or interruptions due to year 2000 (Y2K) issues.

The year 2000 created challenges with respect to the automated systems used by financial institutions and other companies. Many software programs were not able to recognize the year 2000, since many programs and systems were designed to store calendar years in the 1900's by assuming the "19" and storing only the last two digits of the year. For example, these automated systems would recognize a year stored as "00" as the year "1900," rather than as the year 2000. If these automated systems were not appropriately re-coded, updated, or replaced before the year 2000, they could likely confuse data, crash, or fail in some manner.

The Corporation was committed to addressing these year 2000 challenges in a prompt and responsible manner and dedicated resources to do so. Management completed an assessment of its automated systems and implemented a plan to resolve these issues, including purchasing appropriate computer technology. The total costs associated with Y2K preparedness were approximately $800,000. Most of this investment represents expenditures for systems and equipment that will be used by the Corporation for years to come. It also reflects replacement of systems or equipment that would have required upgrading within a few years, in any event.

Based on previous tests of our systems, and their successful performance over the century-date-change, the Corporation does not anticipate any disruptions related to future-date change events. The contingency plans that the Corporation developed for the Y2K event will serve as an operating guide for our Corporation to use in most disaster situations.

Common Stock Prices

The common stock of BWC Financial Corp. is traded on the NASDAQ exchange. At December 31, 1999, BWC Financial Corp. had 395 shareholders of record. At December 31, 1998, BWC Financial Corp. had 403 shareholders of record.

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

The high and low bid quotations for 1999 and 1998 were:
                                    1999
1st Quarter       $19.000 - $22.250       2nd Quarter     $18.125 - $24.250

3rd Quarter       $21.000 - $24.500       4th Quarter     $19.250 - $22.000


                                    1998
1st Quarter       $16.500 - $19.875         2nd Quarter   $20.500 - $22.250

3rd Quarter       $18.875 - $28.000       4th Quarter     $16.000 - $22.125


Stock prices have been adjusted to reflect the 2-for-1 stock split granted to shareholders July 10, 1998.

A 10% stock dividend was granted to shareholders of record on February 2, 1998. Common stock prices have not been adjusted to reflect the above stock dividends.

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

In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to re-pricing or maturity characteristics. Therefore, the Corporation uses a variety of measurement tools to monitor and control the overall interest rate risk exposure of the on-balance-sheet positions. For each measurement tool, the level of interest rate risk created by the assets and liabilities are a function primarily of their contractual interest rate re-pricing dates and contractual maturity (including principal amortization) dates.

The Corporation employs a variety of modeling tools to monitor interest rate risks. One of the earlier and more basic models is GAP reporting. The net difference between the amount of assets and liabilities within a cumulative calendar period is typically referred to as the "rate sensitivity position."

The Corporation's policy is to maintain the cumulative one-year Gap ratio (assets to liabilities) within a .95 to a 1.25 range. The following table details the Corporation's static Gap position. As of December 31, 1999, the cumulative one-year Gap ratio of assets to liabilities was 1.21.

As part of the Gap analysis to help manage interest rate risk, the Corporation also performs an earnings simulation analysis to identify the interest rate risk exposures resulting from the Corporation's asset and liability positions, such as its loans, investment securities and customer deposits. The earnings simulation analysis as of December 31, 1999 estimated that a 2% interest rate shock (decrease) could lower pretax earnings by $559,000, which was 11.66% of 1999 pretax net income.

This earnings simulation does not account for the potential impact of loan prepayments, deposit drifts, or other balance sheet movements in response to modeled changes in interest rates, and the resulting effect, if any, on the Corporation's simulated earnings analysis.

INTEREST RATE SENSITIVITY
(in thousands except share and per share data)

Proper management of the rate sensitivity and maturities of assets and liabilities is required to provide an optimum and stable net interest margin. Interest rate sensitivity spread management is an important tool for achieving this objective and for developing strategies and means to improve profitability. The schedules shown below reflect the interest rate sensitivity position of the Corporation as of December 31, 1999. Management believes that the sensitivity ratios reflected in these schedules fall within acceptable ranges, and represent no undue interest rate risk to the future earning prospects of the Corporation.


                                                      3          3-6           12           1-5            Over 5
Repricing within:                                Months       Months       Months         Years             Years          Totals
Federal funds sold & Short Term Investments  $       25   $       --   $       --   $        --        $       --    $         25
Investment securities                             4,506        1,109        6,293        43,252            10,296          65,456
Construction & real estate loans                 91,840        6,461        2,807         1,235               100         102,443
Commercial loans                                 54,369        4,521       10,006         1,513                --          70,409
Consumer Loans                                   32,340          284          393         1,110                --          34,127
Leases                                              762          827        1,580         3,811                --           6,980
Interest-bearing assets                         183,842       13,202       21,079        50,921            10,396         279,440

Savings and NOW accounts                     $   38,059   $       --   $       --   $        --        $       --    $     38,059
Money market accounts                            93,439           --           --            --                --          93,439
Time deposits <$100,000                           8,798       11,818        7,427         1,311                --          29,354
Time deposits >$100,000                           9,252        6,663        4,742           202                --          20,859
Interest-bearing liabilities                    149,548       18,481       12,169         1,513                --         181,711

Rate sensitive gap                           $   34,294   $   (5,279)  $    8,910   $    49,408        $   10,396    $     97,729

Cumulative rate sensitive gap                $   34,294   $   29,015   $   37,925   $    87,333        $   97,729

Cumulative rate sensitive ratio                    1.23         1.17         1.21          1.48              1.54